Exhibit 99.2

PRUDENTIAL PLC
ANNUAL REPORT 2003

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PRUDENTIAL PLC’S STRONG MIX OF BUSINESSES AROUND THE WORLD POSITIONS US WELL TO BENEFIT FROM THE GROWTH IN CUSTOMER DEMAND FOR ASSET ACCUMULATION AND INCOME IN RETIREMENT. OUR INTERNATIONAL REACH AND DIVERSITY OF EARNINGS BY GEOGRAPHIC REGION AND PRODUCT WILL CONTINUE TO GIVE US A SIGNIFICANT ADVANTAGE.

OUR COMMITMENT TO THE SHAREHOLDERS WHO OWN PRUDENTIAL IS TO MAXIMISE THE VALUE OVER TIME OF THEIR INVESTMENT. WE DO THIS BY INVESTING FOR THE LONG TERM TO DEVELOP AND BRING OUT THE BEST IN OUR PEOPLE AND OUR BUSINESSES TO PRODUCE SUPERIOR PRODUCTS AND SERVICES, AND HENCE SUPERIOR FINANCIAL RETURNS. OUR AIM IS TO DELIVER TOP QUARTILE PERFORMANCE AMONG OUR INTERNATIONAL PEER GROUP IN TERMS OF TOTAL SHAREHOLDER RETURNS.

AT PRUDENTIAL OUR AIM IS LASTING RELATIONSHIPS WITH OUR CUSTOMERS AND POLICYHOLDERS, THROUGH PRODUCTS AND SERVICES THAT OFFER VALUE FOR MONEY AND SECURITY. WE ALSO SEEK TO ENHANCE OUR COMPANY’S REPUTATION, BUILT OVER 150 YEARS, FOR INTEGRITY AND FOR ACTING RESPONSIBLY WITHIN SOCIETY.

CONTENTS

1	Group Financial Highlights
2	Chairman’s Statement
4	Group Chief Executive’s Review
6	Business Review
11	Financial Review
27	Corporate Responsibility Review
30	Board of Directors
32	Corporate Governance Report
38	Remuneration Report
53	Directors’ Report
55	Summary of Statutory Basis Results
56	Consolidated Profit and Loss Account
59	Consolidated Statement of Total Recognised Gains and Losses
59	Reconciliation of Movements in Consolidated Shareholders’ Capital and Reserves
60	Consolidated Balance Sheet
62	Balance Sheet of the Company
63	Consolidated Cash Flow Statement
64	Notes on the Financial Statements
97	Statement of Directors’ Responsibilities
97	Independent Auditors’ Report to the Members of Prudential plc
98	Five Year Review
100	Risk Factors
103	Achieved Profits Basis Supplementary Information
104	Summarised Consolidated Profit and Loss Account – Achieved Profits Basis
104	Earnings Per Share – Achieved Profits Basis
104	Statement of Total Recognised Gains and Losses – Achieved Profits Basis
105	Reconciliation of Movements in Shareholders’ Capital and Reserves – Achieved Profits Basis
105	Summarised Consolidated Balance Sheet – Achieved Profits Basis
106	Notes on the Achieved Profits Basis Supplementary Information
115	Statement of Directors’ Responsibilities in relation to the Achieved Profits Basis Supplementary Information
115	Independent Auditors’ Report to Prudential plc on the Achieved Profits Basis Supplementary Information
116	Shareholder Information
IBC	How to Contact Us

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AT A GLANCE

PRUDENTIAL PLC’S STRONG MIX OF BUSINESSES AROUND THE WORLD POSITIONS US WELL TO BENEFIT FROM THE GROWTH IN CUSTOMER DEMAND FOR ASSET ACCUMULATION AND INCOME IN RETIREMENT. OUR INTERNATIONAL REACH AND DIVERSITY OF EARNINGS BY GEOGRAPHIC REGION AND PRODUCT WILL CONTINUE TO GIVE US A SIGNIFICANT ADVANTAGE.

PRUDENTIAL IS A LEADING LIFE
AND PENSIONS PROVIDER IN THE
UNITED KINGDOM

M&G IS PRUDENTIAL'S UK AND EUROPEAN
FUND MANAGER, WITH OVER £111 BILLION
OF FUNDS UNDER MANAGEMENT

HISTORY

1848	Prudential founded

1929	Group Pensions established

1997	Scottish Amicable acquired by Prudential

2002	Relaunch of the Prudential brand and launch of ‘The Plan from the Pru’

2003	Customer service centre opened in Mumbai

1931	Launched the first Unit Trust in the UK

1999	Acquired by Prudential

2001	International operations launched in Germany, Austria, Luxembourg and Italy

2002	M&G successfully converted its Unit Trust range to Open Ended Investment Companies (OEICs)

OPERATIONS AND PRODUCTS

UK Products
•	Annuities
•	Corporate Pensions
•	With-profits Bonds
•	Savings and Investment
•	Protection

Product Distribution Channels
•	Direct to customers (telephone, internet and mail)
•	Independent Financial Advisers
•	Business to Business (consulting actuaries and benefit advisers)
•	Partnerships (affinities and banks)

CUSTOMERS
Around seven million

M&G offers a range of over 40 funds and invests in a wide range of assets including UK and international equities, fixed interest, property and private equity

RETAIL PRODUCTS
•	Open Ended Investment Companies (OEICs)
•	Unit Trusts
•	Investment Trusts
•	Individual Savings Accounts (ISAs)
•	Personal Equity Plans (PEPs)

INSTITUTIONAL BUSINESS
•	Segregated fixed interest, pooled pension funds, structured and private finance

CUSTOMERS
Over 850,000 unit holder accounts

WHO AND WHERE?

STAFF
6,079

LOCATIONS
Stirling
Reading
Belfast
London
Dublin
Mumbai

STAFF	Also part of M&G
1,365	Prudential Property
Investment Managers
LOCATIONS	Limited (PruPIM)
Chelmsford	PPM Ventures Limited
London	PPM South Africa
Berlin
Milan
Rotterdam

ACHIEVEMENTS

IN 2003, THE LONG-TERM WITH-PROFITS FUND EARNED A RETURN OF
16.5 PER CENT

UNDERLYING PROFIT INCREASED BY 43 PER CENT IN 2003 TO
£70 MILLION

FURTHER INFORMATION

www.pru.co.uk

TELEPHONE: 0800 000 000

www.mandg.co.uk
www.mandg-investments.de
www.mandg-investments.at
www.prupim.com
www.ppmventures.com
www.ppm-sa.com

CUSTOMER HELPLINE: 0800 389 8600

INDEPENDENT FINANCIAL ADVISER (IFA)
HELPLINE: 0800 328 3191

EGG PLC IS AN INNOVATIVE FINANCIAL SERVICES COMPANY, PROVIDING A RANGE OF BANKING AND FINANCIAL SERVICES PRODUCTS THROUGH ITS INTERNET SITE, WWW.EGG.COM		JACKSON NATIONAL LIFE IS A LEADING LIFE INSURANCE COMPANY IN THE UNITED STATES AND HAS MORE THAN 1.5 MILLION POLICIES AND CONTRACTS IN FORCE		PRUDENTIAL CORPORATION ASIA (PCA) IS THE LEADING EUROPEAN LIFE INSURER IN ASIA WITH 23 LIFE AND FUND MANAGEMENT OPERATIONS ACROSS 12 COUNTRIES. ACROSS THE REGION PCA HAS 11 OPERATIONS WITH A TOP FIVE MARKET SHARE

1998	Egg launched	1961	Jackson National founded	1923	Established first Asian operation

2000	Initial Public Offering of just over a	1986	Acquired by Prudential	1994	PCA regional office established
	20 per cent share in Egg
		1994	Entered the bank distribution channel,	2000	Re-entered the Indian life insurance market
2001	Egg achieved a break-even position		with the establishment of the Institutional		with the launch of ICICI Prudential
			Marketing Group
2002	Launch of French operation			2003	Launch of second CITIC Prudential
		2000	Acquired IFC Holdings, further		operation in China (Beijing)
2003	Egg achieved record growth of 635,000		strengthening JNL's presence in the
	net new customers in the UK		broker-dealer market		PCA contributed 48 per cent of Group
					new business achieved profit
		2003	Launch of Curian Capital, a registered
			investment advisor

•	Banking	JNL offers fixed, equity-indexed and variable	PCA provides a comprehensive range of savings,
•	Insurance	annuities, term and permanent life insurance	protection and investment products tailored to
•	Investments	and institutional products	the needs of each local market

CUSTOMERS		JNL markets products in 50 states and the	PCA pioneered a unit-linked product in Malaysia,
Over three million customers and a market share		District of Columbia (in the State of New York	Indonesia, the Philippines, Singapore and Taiwan
of nearly six per cent of UK credit card balances		through Jackson National Life Insurance
		Company of New York) through independent	Currently, PCA has a network of over 100,000
		broker-dealers, independent agents, banks,	agents serving more than five million customers
		regional broker-dealers and the registered	around the region
investment advisor channel
MAJOR STRATEGIC PARTNERSHIPS
		JNL's investment portfolio manager, PPM America	• Bank of China International for Mandatory
		Inc., manages around US$68 billion of assets	Provident Fund business in Hong Kong
• CITIC for life business in China (Guangzhou
		CUSTOMERS	and Beijing)
		More than 1.5 million policies and contracts in force	• ICICI Bank for life and mutual funds business
in India
• Across the region PCA now has a total of
29 bancassurance agreements in 11 countries
including Standard Chartered Bank (SCB) in
Hong Kong, Malaysia, Singapore, Taiwan
and Thailand

STAFF	STAFF	Brea, California	STAFF	Malaysia
2,680	2,583	Chicago, Illinois	Over 6,600	The Philippines
		Denver, Colorado		Singapore
LOCATIONS	LOCATIONS	New York, New York	LOCATIONS	Taiwan
Derby	Headquartered in	Purchase, New York	China	Thailand
Dudley	Lansing, Michigan	Roseland, New Jersey	Hong Kong	Vietnam
London		Santa Monica,	India
Paris	Other locations	California	Indonesia
Tours	Appleton, Wisconsin	Tampa, Florida	Japan
	Atlanta, Georgia		Korea
Bismarck, North Dakota

IN 2003, UK PROFITS MORE THAN	IN 2003, RECORD VARIABLE ANNUITY		ANNUAL PREMIUM EQUIVALENT
DOUBLED TO	SALES OF		SALES OF
£73 MILLION	£1.9 BILLION		£555 MILLION
UP 16 PER CENT ON 2002 (AT CONSTANT
EXCHANGE RATES)

www.egg.com	www.jnl.com		www.prudential-asia.com
www.egg.fr	TELEPHONE: 00 1 517 381 5500		TELEPHONE: 00 852 2918 6300
TELEPHONE: 020 7526 2500

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GROUP FINANCIAL HIGHLIGHTS

RESULTS SUMMARY	2003		2002
	£m		£m

Achieved Profits Basis Results
UK and Europe Insurance Operations	359		516
M&G	83		71
Egg	(34)		(20)

UK and Europe Operations	408		567
US Operations	216		265
Prudential Asia	378		516
Other Income and Expenditure (including Asia development expenses)	(208)		(215)

Operating profit before amortisation of goodwill and exceptional items†	794		1,133
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	682		(1,406)
Effect of changes in economic assumptions	(540)		(467)
Profit on sale of UK general business operations	–		355

Profit (loss) on ordinary activities before tax	838		(483)

Operating earnings per share†	26.4	p	42.8	p

Shareholders' funds	£7.0	bn	£7.2	bn

			Restated	*
	2003		2002
	£m		£m

Statutory Basis Results

Operating profit before amortisation of goodwill and exceptional items†	357		449

Profit on ordinary activities before tax	350		501

Operating earnings per share†	12.9	p	16.7	p

Basic earnings per share	10.4	p	23.5	p

Shareholders' funds	£3.3	bn	£3.6	bn

	2003		2002

Dividend Per Share	16.0	p	26.0	p

Insurance and Investment Funds under Management	£168	bn	£155	bn

†Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these financial statements.

*Statutory basis results for 2002 have been restated for altered accounting policy for certain reinsurance contracts on the adoption of the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003.

PRUDENTIAL PLC ANN UAL REPORT 2003	01

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CHAIRMAN’S STATEMENT

2003 was not an easy year for the life insurance industry but I believe Prudential ended the year in a strong position and is well placed to take advantage of the upturn in world markets. Many people still think of us as a UK business, but the reality is that we are a major international financial services group with strong businesses also in Asia and the United States. This geographic diversification has grown significantly over recent years and is reflected in the percentage of total sales generated by our overseas operations, which increased from 40 per cent in 1998 to over 70 per cent in 2003.

The challenging market conditions of 2003, particularly in the first half, affected the financial results we announced in February. While total insurance and investment sales of £31.5 billion increased by 11 per cent at constant exchange rates, our new business achieved profits of £605 million decreased by 18 per cent and our modified statutory basis operating profits decreased 17 per cent to £357 million.

At our interim results last year in July, we said that we had reviewed our dividend policy to ensure that this reflected both our operating cash flows as well as our strategy of investing in the business for long-term growth. Accordingly, the Board has decided to pay a total dividend for the year of 16 pence per share. We recognise that the dividend payment is very important to many shareholders, large and small alike, and the reduction from last year will be unwelcome. But we believe that the new level is one from which it will be possible to grow the dividend in the future. The level of growth will be determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

As markets around the world recover, a key issue to be addressed is the need to restore consumer confidence in financial services at a time when saving for long-term security has never been more important. At Prudential, we are very aware of our responsibility to our customers: they have placed their trust in us and we believe that more can be done to help prospective and existing customers understand the nature of the financial decisions they are taking. Our interest in informed and satisfied customers goes beyond our immediate commercial interest. In many of the countries in which we operate, there is a recognition that the financial services industry should work in partnership with government, regulators and consumer groups to raise the basic level of financial skills.

Prudential regards financial education as an important objective in each of the geographic regions in which we operate, as well as forming a core part of our wider Group Corporate Responsibility programme. We run several initiatives to raise the financial literacy of consumers, our customers and our employees. Within the UK, our ‘Plan for Life Learning’ programme has been established in partnership with charities, research bodies and international organisations to deliver local programmes and encourage responsible policy development. This work runs alongside Prudential UK’s ‘Plan from the Pru’ which was launched in 2002 to encourage people to take more control of their financial health by providing them with a free, simple, step-by-step guide to finances focusing on key life stages. Education is also a part of the core philosophy of our businesses in Asia and the United States. PRUuniversity, for example, has been run by Prudential Corporation Asia since 2001, with the objective of providing high-quality training for its staff, sales agents and business partners. Related to these issues, I was pleased at the end of last year to be asked by the Chief Executive of the Financial Services Authority to serve on a group which is looking at ways to improve financial services capability. Further details of these and other initiatives in which Prudential is involved can be found in the Corporate Responsibility section of this Annual Report.

During 2003, I visited a number of our operations around the world and continue to be struck by the enthusiasm and energy of our staff. I would like to thank them for their professionalism and commitment.

Over the last 12 months, there have been a number of changes to our Board. Mark Tucker resigned as Chief Executive of Prudential Corporation Asia (PCA) with effect from the end of June. Under his leadership, PCA has become the leading European life insurer in the region, and

02	PRUDENTIAL PLC ANN UAL REPORT 2003

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AT PRUDENTIAL, WE ARE VERY AWARE OF OUR RESPONSIBILITY TO OUR CUSTOMERS: THEY HAVE PLACED THEIR TRUST IN US AND WE BELIEVE THAT MORE CAN BE DONE TO HELP PROSPECTIVE AND EXISTING CUSTOMERS UNDERSTAND THE NATURE OF THE FINANCIAL DECISIONS THEY ARE TAKING.

I would like to thank him for his significant contribution to Prudential and to wish him well for the future. In January 2004, Mark Norbom joined us as Chief Executive of PCA. Mark was previously with General Electric where he was President and Chief Executive Officer for GE Japan. He brings a wealth of experience to the role, as well as considerable knowledge of the region having worked in Asia for over 10 years, and I know that he will make a valuable contribution to the future prosperity of the Group.

Sir David Barnes stood down as a non-executive director at our Annual General Meeting in May, having served on the Board for over four years. Ann Burdus retired as a non-executive director at the end of the year, having served on the Board for seven years. I would like to thank them both for their invaluable contribution and to wish them well for the future. Two new non-executive directors were appointed during the year: Kathleen O’Donovan joined us in May; and Bridget Macaskill rejoined us in September having previously been a non-executive director at Prudential for almost two years until March 2001. We were delighted to welcome both of them to the Board.

Since this time last year, the Combined Code for listed companies has been amended to take account of proposals arising from the Report by Sir Derek Higgs on the role and effectiveness of non-executive directors. We support the changes and believe that they represent a fair attempt to capture good governance practice. It is important to remember that the Code is a Code of Good Practice, subject to the principle of ‘comply or explain’; and that ‘best practice’ must depend on the specific circumstances of individual companies. Shareholders still need to look at individual cases and exercise judgement. M&G, our investment management business, is one of the largest investors in UK-listed companies and will continue to exercise such judgement.

Looking ahead, our Asian and US businesses are particularly well positioned for growth in their respective markets. And in the UK, although we are cautious about the operating environment in the short term, we believe that there are significant opportunities in the longer-term. The balance and diversity of the Group puts us in a strong position to generate attractive returns for shareholders.

SIR DAVID CLEMENTI
CHAIRMAN

PRUDENTIAL PLC ANNUAL REPORT 2003	03

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GROUP CHIEF EXECUTIVE’S REVIEW

In my review in last year’s Annual Report, I talked about the importance of our international reach and diversity of earnings and the need to manage the business prudently in challenging market conditions to preserve our strong competitive position and growth prospects in each of the markets we operate in around the world.

This was particularly important during 2003 when instability in international markets, volatile bond and equity markets and an uncertain economic outlook all had a negative impact on consumer confidence for much of the year. Against this background, we maintained our clear focus on investing for value and allocated capital to those areas of our business generating higher returns. Specifically, we continued to grow our Asian operations; increased Jackson National Life’s market share in core product areas on a self-financing basis; and grew our shareholder-backed businesses in the UK.

There were some increasingly positive trends in the third and fourth quarters as markets began to stabilise and sales started to recover, and we ended the year in good shape. We have one of the strongest UK life funds in the industry, our capital position is strong and we are well placed to manage the business for growth.

GROUP RESULTS
Total Group insurance and investment sales of £31.5 billion were up 11 per cent on 2002 at constant exchange rates (CER). On an annual premium equivalent (APE) basis, insurance sales for the year were down 12 per cent at CER to £1.6 billion but sales in the fourth quarter increased by nine per cent on the third quarter. Total Group insurance and investment funds under management as at 31 December 2003 were £168 billion compared with £150 billion at the end of 2002 at CER.

New business achieved profits of £605 million decreased by 18 per cent at CER, reflecting lower sales volumes in the UK and the US, and total achieved basis operating profits of £794 million were down 27 per cent at CER. Modified statutory basis (MSB) operating profits decreased 17 per cent to £357 million at CER, principally due to lower annual and terminal bonus rates in the UK in 2003 which affected the shareholder transfer from the long-term fund.

In these difficult markets, our continued focus on value and in particular higher margin business enabled us to report a Group new business margin of 38 per cent, a level that we have broadly maintained over the last five years.

POSITIONING THE BUSINESS FOR GROWTH
Prudential Corporation Asia (PCA) maintained its strong record of growth, reporting an increase of 16 per cent in APE sales and one per cent in new business achieved profits at CER. PCA has well-established life insurance and fast-growing mutual fund operations across the region and we estimate that it ended 2003 with top-five market shares in eight of its 12 life insurance markets, two of its seven mutual fund markets and for Hong Kong’s Mandatory Provident Fund. Gross investment in the business in 2003 was just under £150 million and we plan to maintain this level of investment both this year and in 2005. However, based on current business plans and as more of our individual businesses in Asia become net generators of cash after financing their own development, we expect PCA to become a net capital contributor to the Group in 2006. Asia is one of the fastest-growing regions for savings in the world and PCA remains focused on delivering long-term, profitable and sustainable growth.

With approximately 70 per cent of the world’s retirement assets, the US is a key market for us. In Jackson National Life (JNL), we have one of the few life insurers to have a significant market position across the range of fixed, variable and equity-linked products and when combined with its broad distribution mix, this allows JNL to operate successfully across the economic cycle. Despite equity market volatility and the low interest rate environment during the year, JNL delivered strong results in 2003 with MSB operating profits up 15 per cent at CER. It remained focused on delivering value from retail markets while actively managing capital. Retail sales of £3.6 billion represented JNL’s second best year and over 90 per cent of JNL’s sales during the year came from products launched

WE ENDED 2003 IN A STRONG POSITION AND OUR INTERNATIONAL DIVERSIFICATION, FINANCIAL STRENGTH, AND BROAD RANGE OF PRODUCTS AND DISTRIBUTION CHANNELS MEAN WE ARE WELL PLACED FOR FUTURE GROWTH.

04	PRUDENTIAL PLC ANNUAL REPORT 2003

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since the beginning of 2002, demonstrating its strength in product design and execution. Over recent years, JNL has developed into one of the leading life insurance companies in the fragmented US market and with its low cost base, flexible and innovative product range and broad distribution mix, JNL is well positioned to benefit from the upturn in the US savings market.

The UK remains the toughest market in which we operate. Uncertain equity markets, low interest rates and the continuing government and regulatory reviews on the future of the industry have caused consumer appetite for long-term savings to remain weak.

Against this background, Prudential UK has maintained its financial strength and focused on higher margin products where it has competitive advantage. It has also grown market share in key product areas, developed innovative new products, strengthened and diversified its distribution capabilities and maintained its focus on cost management. In 2003, the long-term fund earned a return of 16.5 per cent and over the last 10 years it has generated a compound annual return of 8.6 per cent, reflecting the benefits of our diversified investment policy. The fund remains well capitalised and is one of the strongest in the UK. The free asset ratio at the end of 2003 was approximately 10.5 per cent without taking account of future profits or implicit items. Although we remain relatively cautious for the UK in the first half of 2004, we believe that the long-term demographics are attractive and that as consumers increasingly look to financially strong and trusted brands when making their investment decisions, Prudential UK is well placed for growth.

M&G maintained its good track record of profitable growth and investment performance, increasing its underlying profit by 43 per cent and total funds under management by 12 per cent. This strong result reflects M&G’s focus on effective cost control and the strength of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Egg continued to make excellent progress in the UK. It more than doubled its operating profit to £73 million, increased its customer base to almost 3.2 million and it now has a market share of almost six per cent of UK credit card balances. In France, Egg has 130,000 customers with 66,000 credit cards in issue. Egg France reported an operating loss for the year of £89 million and Group pre-tax losses were £34 million compared with £20 million in 2002.

MAXIMISING OUR STRENGTHS
The influence of changing demographic trends is having a huge impact on our business. Saving for retirement and the management of capital in retirement have become growing issues in many of our markets, fuelled in the West by increasing longevity and ageing populations and in the emerging markets by increased urbanisation, market liberalisation, improving education standards, and a rapidly growing middle class that wants to save more of their income. Prudential is in a particularly strong position to take advantage of these demographic changes, given our international diversification and financial strength.

As a major international financial services group, one of our key strengths is our ability to maximise the synergies that exist across the Group for the benefit of our customers. Each of our business units around the world is focused increasingly on sharing ideas and expertise in areas such as customer service, product innovation, distribution and sales, and systems development. For example, the opening of our customer service centre in Mumbai was an initiative on which Prudential UK worked closely with PCA who already had considerable experience of the Indian market; PCA used JNL’s product and systems expertise to help launch a new variable annuity product in Japan and Korea; and the launch of the Flexible Investment Plan in the UK was based on the concept behind JNL’s Perspective II variable annuity which allows customers to tailor individual product features and benefits to their specific investment needs. As we continue to grow internationally, this ability to maximise the synergies that exist across our businesses is essential as we look to gain competitive advantage in our markets and grow the value of the Group.

OUTLOOK
2003 was a tough year for the life insurance industry but we ended it in a strong position and our international diversification, financial strength, and broad range of products and distribution channels mean we are well placed for future growth.

JONATHAN BLOOMER
GROUP CHIEF EXECUTIVE

PRUDENTIAL PLC ANNUAL REPORT 2003	05

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BUSINESS REVIEW

ASIA
Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 23 life and fund management operations across 12 countries. In 2003, PCA delivered a strong set of results with annual premium equivalent (APE) sales of £555 million, up 16 per cent at constant exchange rates (CER) compared with 2002 and new business achieved profit (NBAP) up one per cent to £291 million at CER. This was achieved despite economic uncertainty and the impact of SARS, particularly in the second quarter. PCA’s average NBAP margin on APE sales reduced to 52 per cent (60 per cent in 2002) but was up from the 51 per cent reported at the half-year. At reported exchange rates, APE sales were up eight per cent but NBAP was down five per cent. PCA’s modified statutory basis (MSB) profits (before development costs and PCA head office costs) were £98 million, compared with £88 million in 2002.

PCA’s primary business is the manufacture and distribution of life insurance and medium to long-term savings products through agency and third party distribution channels. A key driver of its success has been the rate at which it has been able to expand its agency force, and the productivity achieved by its agents. PCA now has 112,000 agents across Asia, up 26 per cent since 2002. The largest increases in agent numbers were in India as PCA’s joint venture with ICICI continued to expand its coverage. However, while agency continues to be the principal distribution channel, PCA has also successfully diversified distribution to include a number of alternative channels including brokers, banks and direct marketing. Bancassurance has continued to provide a material source of new business. Across the region, PCA now has a total of 29 bancassurance agreements in 11 countries and these generated 13 per cent of APE sales in 2003. APE from all alternative distribution channels grew by 14 per cent in 2003 and represented 22 per cent of regional APE sales.

PCA is a leader in the introduction of unit-linked life insurance products and this remains a significant source of competitive advantage: 45 per cent of PCA’s 2003 NBAP was from unit-linked life products, up from 43 per cent in 2002.

PCA’s retail fund management operations continue to build scale with year-end funds under management of £6.6 billion up 26 per cent compared with 2002, driven principally by strong fund inflows in its existing market-leading operations in India and Taiwan and also by good results in its newer operations in Malaysia.

PCA continued to strengthen its position as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, Prudential believes PCA ended 2003 with top-five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong’s Mandatory Provident Fund market. This demonstrates PCA’s continuing success in building a very strong portfolio of businesses across the region.

In August, PCA launched its new Beijing life insurance joint venture with its partner CITIC. While the Chinese life insurance market has material long-term potential, success is dependent on having the right people to manage the business. PCA is well placed as it can build on its already successful business in Guangzhou, where it has a 14 per cent market share of new business, and the expertise of its Chinese speaking staff from around the region.

In September, PCA Life Japan put into place the next stage of its plans in Japan by focusing distribution on its proprietary financial adviser and bank distribution channels. It also launched its new Universal Life product in January 2004.

The Singapore life insurance market declined nine per cent in 2003 principally due to a drop in single premium volumes (19 per cent) as there were no additional releases of Central Provident Funds and single premium products looked less attractive to consumers in the challenging economic environment. Despite this market decline, PCA grew APE sales by nine per cent at CER through a consistent focus on higher-margin regular premium business (up 32 per cent at CER). It is now the market leader in this important sector.

Foreign insurers generally grew faster than local companies in Korea during 2003 and, with its very successful and pioneering multi-channel distribution strategy, PCA Life Korea saw the largest rate of growth in premium income during 2003 in the whole of the Korean life market. APE sales at CER were up 239 per cent compared with 2002.

Prudential’s operations in Indonesia delivered 75 per cent growth in APE sales at CER, reflecting its market-leading position in unit-linked products combined with an increase in agent productivity. Combined growth in APE sales across Hong Kong and Taiwan, two of PCA’s largest operations, was more modest. This reflected the tough economic environment that prevailed in these markets in the first half of the year combined with the impact of SARS.

Prudential remains exceptionally well positioned to benefit from Asia’s outstanding long-term growth prospects. PCA

06	PRUDENTIAL PLC ANNUAL REPORT 2003

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has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital. Gross investment in 2003 was £145 million and net investment was £97 million. Prudential plans to maintain broadly the same level of gross investment in each of 2004 and 2005. Based on current plans and projections, PCA is set to become a net contributor to the Group’s capital position in 2006 as more of its businesses become net generators of cash after funding their own development.

UNITED STATES
Over recent years, Jackson National Life (JNL) has successfully grown from a narrow-product, single-channel life insurance company to a multi-product, multi-channel financial services company. Today, JNL offers fixed, equity-indexed and variable annuities, term and permanent life insurance and institutional products, through a number of channels. These include independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment advisor channel.

During 2003, JNL continued to focus on retail markets consistent with its stated goal of operating on a self-financing basis. Despite a challenging climate for retail investors with the lowest interest rates seen in the US since the 1960s coupled with volatile equity markets, it has delivered strong results.

In 2003, JNL’s retail sales of £3.6 billion represented its second best year, only 10 per cent lower at CER than the record sales delivered in 2002. This was driven by record sales of variable annuities, which at £1.9 billion were up 55 per cent on 2002 at CER. While JNL was able to gain share in the fixed annuity marketplace, fixed annuity sales in 2003 of £1.4 billion were 45 per cent below the prior year at CER. This is due to the continued low interest rate environment in the US limiting demand for this product and JNL’s prudent capital management. There was a relatively high rate of election of the fixed account option within variable annuities for the full-year 2003 of 48 per cent compared with 58 per cent in 2002, although this had fallen below 30 per cent in November and December. The election level of the fixed account option is important since such premiums are managed within the general account and require higher levels of capital to back the business than if the premiums remained within the variable annuity separate account. Total sales for the year were down 23 per cent on 2002 at CER to £4.1 billion due to the lower retail sales together with a reduction in sales of institutional products. Institutional sales are made opportunistically, based on capital availability and return expectation. Lower institutional sales reflected JNL’s focus on retail markets, and the active management of its capital position during the year.

The MSB operating result of £162 million for US operations was six per cent ahead of 2002 at reported exchange rates.

At CER, the MSB result was 15 per cent ahead of 2002. In 2003, net losses on bonds, including defaults and impairments, were significantly lower than each of the last two years at £39 million. However, since bond losses are accounted for on a five-year averaging basis within operating profit, the MSB operating result included a £123 million charge in relation to averaged realised gains and losses on bonds, higher than the £121 million charge in 2002.

The success of JNL’s focus on fixed and variable annuities is demonstrated by strong growth in assets. In 2003, JNL had total assets of US$56 billion, more than double the assets held in 1995, the year in which JNL launched its first variable annuity product. Variable annuity assets reached over US$10 billion in 2003. At 30 September 2003, JNL was the 11th largest life insurance company in the US in terms of general account assets.

NBAP fell 37 per cent to £148 million in 2003 from £234 million in 2002 at reported exchange rates. At CER, the decrease was 31 per cent, reflecting lower APE sales (down 24 per cent) and a lower margin (from 39 per cent in 2002 to 35 per cent in 2003). The fall in margin was due to the net change in economic assumptions (described in the Financial Review) offset by certain targeted revisions to annuity commissions.

In 2003, 93 per cent of JNL’s sales came from products launched since the beginning of 2002, demonstrating its strength in product design and execution. In 2002, JNL revamped its annuity product line, including the launch of Perspective II, an innovative, unbundled variable annuity. In 2003, JNL modified its variable annuity product offering further. In March 2003, JNL launched an annual reset equity-linked indexed annuity product. It also revised its life insurance offer to enhance its position through the launch of a revised term insurance product in June 2003 and a revised universal life product in September 2003, as well as recruiting a specialist life wholesaling team.

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BUSINESS REVIEW CONTINUED

In 2003, JNL improved its market position in variable annuity sales, ranking 15th for the full-year 2003, up from 17th for the full-year 2002 (source: The VARDS Report). In terms of variable annuity assets, JNL saw an increase of 55 per cent in 2003 to end the year ranked 21st, up from 24th at the end of 2002. In addition, JNL improved its market position in total individual fixed annuity sales for the full-year 2003 to fifth from sixth in 2002 (source: LIMRA International).

Distribution in the US is highly fragmented, and JNL’s strategy is to focus on the most profitable channels. JNL has positioned itself with a large base of intermediaries who provide comprehensive financial advice. JNL provides a valuable service offering to its intermediaries to help them increase their productivity in meeting increasingly complex customer needs.

In January 2002, JNL opened its regional broker-dealer channel and in 2003 sales through this distribution channel were US$500 million, 34 per cent ahead of 2002. In March 2003, JNL entered the registered investment advisor channel with the launch of Curian Capital LLC, which provides innovative fee-based separately managed accounts and investment products to advisors through a state-of-the-art technology platform. At the year-end, retail funds under management had grown to £148 million (US$266 million), more than five times the funds under management at the half-year.

In the testing market conditions of recent years, JNL has focused on its core strengths: strong administrative capabilities; a low cost base; flexible and innovative product range; and its broad relationship-driven distribution model. In addition, it has actively and successfully managed its capital position and is well placed as markets in the US continue to recover.

UNITED KINGDOM AND EUROPE
UK and Europe Insurance Operations
In 2003, Prudential UK continued to focus on long-term value creation for shareholders rather than short-term sales growth. It remains focused on high-margin products where it has competitive advantage as a result of its scale, brand recognition, financial strength, diversified distribution and low cost base.

Total APE sales in 2003 were £616 million, 21 per cent lower than 2002. This was largely due to the contraction of the with-profit bond market, which according to the Association of British Insurers (ABI) recorded 65 per cent lower sales in 2003 compared with 2002. Prudential leads IFA distribution of with-profit bonds and grew its market share of the IFA market from 25 per cent in the fourth quarter of 2002 to 51 per cent in the fourth quarter of 2003 (source: ABI). The Prospect Bond, which was launched at the end of the third quarter, allows savers to switch from weak or closed life funds into Prudential’s stronger fund and has accounted for 17 per cent of its with-profit bond sales since that time.

Prudential UK continues to be a market leader in its other chosen product segments including corporate pensions and bulk and individual annuities. In 2003, it had a 48 per cent market share of the group additional voluntary contributions market and a 23 per cent share of the individual annuity market (source: ABI, annuity marketshare excluding income drawdown and purchased life annuities). Over the next five years Prudential expects approximately 350,000 of its in-force pension policies to mature. Based on historic conversion levels Prudential expects over 50 per cent of these policyholders to acquire a Prudential annuity.

NBAP of £166 million was 29 per cent lower than 2002, and on a like-for-like basis (after adjusting for revised economic assumptions as outlined in the Financial Review) was 27 per cent lower. This was as a result of lower new business sales and reduced new business margins of 27 per cent due to product mix, compared with 30 per cent in 2002.

Prudential UK operates a diversified distribution model covering four different channels. The direct to customer channel, which accounted for 18 per cent of APE sales in 2003, focuses on generating revenue from Prudential’s in-force customer base. The fast growing business to business channel represented 32 per cent of APE sales in 2003. This channel distributes corporate pensions through worksite marketing using Prudential’s strong links with consulting actuaries and benefit advisers. Sales through the intermediaries division, where the focus is on distribution of a wide range of medium to long-term savings products through retail independent financial advisers, accounted for 48 per cent of APE sales in 2003. The recently established partnerships channel accounted for two per cent of APE sales and has responsibility for developing relationships with banks, other distributors and retail brands.

Partnership agreements with Abbey to sell with-profit bonds, and with Zurich to underwrite annuities, resulted in single premium sales of £98 million in 2003 compared with £11 million in 2002.

Prudential UK continues to develop and launch innovative new products, with products launched since the beginning of 2000 accounting for 37 per cent of APE sales in 2003 (excluding DWP rebates). This includes developments across all product ranges including the Flexible Lifetime Annuity, the International With-Profit Bond, the Prospect Bond and the Flexible Investment Plan.

‘The Plan from the Pru’ campaign was launched in September 2002, and provides customers with a financial plan to guide them through key financial stages of their lives. It was actively promoted in the press and on television and radio throughout 2003 and contributed to an increased awareness of the Prudential brand during the year.

In 2003, Prudential’s long-term with-profits fund earned an investment return of 16.5 per cent compared with a return of negative 8.1 per cent in 2002. Over the last 10 years, the long-term fund has consistently generated positive returns for

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investors with three, five and 10-year annualised compound returns of 1.1 per cent, 4.9 per cent and 8.6 per cent respectively. These returns demonstrate the benefits of Prudential’s diversified investment policy.

In January 2004, Prudential UK announced that the annual bonus for Prudence Bond’s 375,000 policyholders in 2004 would be 3.25 per cent, unchanged from 2003, reflecting the strength of the with-profits fund despite recent weak economic conditions. In February 2004, it announced that the annual bonus for personal pension customers will be 3.25 per cent, 0.25 per cent below last year. In 2003, profits distributed from Prudential’s main with-profits fund amounted to £2.1 billion, of which £1.9 billion (90 per cent) was added to policies as bonuses, and £209 million (10 per cent) is available for distribution to shareholders. Further bonus announcements for pension and endowment products deliver significant year-on-year increases in policy values. For example, 15-year personal pensions (£200 per month regular premium) were up in value 8.5 per cent on 2003 and 10-year endowments (£50 per month regular premium; male aged 30 next birthday) were up in value 12.2 per cent on 2003.

Prudential Assurance Company’s long-term fund remains well capitalised with a AA+ rating from Standard & Poor’s and an Aa1 rating from Moody’s and is among the strongest long-term funds in the UK. On a comparable basis to 2002, the free asset ratio of the Prudential Assurance Company long-term fund was approximately 10.5 per cent on the statutory basis at 31 December 2003 compared with 8.4 per cent at the end of 2002. Prudential does not include implicit items in this valuation such as the present value of future profits.

In November 2001, Prudential UK announced a review of operations with a target of reducing annual costs by £175 million to be achieved by the end of 2004. Following the first phase of this work in July 2002 the target was increased to £200 million. This has been achieved in full, 12 months ahead of schedule. Actual savings to the end of 2003 were £175 million, with an annualised value of £201 million. Active cost management will continue.

In May 2003, Prudential UK opened a customer service centre in India. The centre, which at the end of December employed over 800 people and has handled over 500,000 calls since launch, will be fully operational later this year. This initiative is expected to result in approximately £16 million of additional cost savings per annum by the end of 2006 and is part of Prudential UK’s commitment to improving customer service.

M&G
M&G is Prudential’s UK and European fund management business. It has over £111 billion of funds under management, of which £87 billion relates to Prudential’s long-term business. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. As at 31 December 2003, M&G was the third largest retail fund manager in the UK in terms of funds under management (source: IMA) and is one of the largest fund managers in the UK.

M&G’s operating profit including performance-related fees (PRF) was £83 million in 2003, an increase of £12 million on the previous year. This reflected a 43 per cent increase in underlying profit to £70 million, partly offset by a reduction in the PRF from £22 million achieved in 2002, which recognised the exceptional performance of 2000 in the rolling three-year calculation. This reflects the strengths of M&G’s diversified revenue streams and disciplined cost management. This profit growth was achieved despite difficult market conditions with the FTSE All-Share Index averaging 11 per cent less than in 2002.

In 2003, M&G continued to develop new external business lines with attractive margins. Over 20 per cent of M&G’s underlying profits in 2003 came from businesses that did not exist five years ago. A further contributor to profit has been the cost savings achieved through the successful outsourcing of M&G’s retail administration to International Financial Data Services in November 2003.

Performance-related fees in 2003 were £13 million. This included £8 million of fees for M&G’s management of the Prudential Assurance Company and Scottish Amicable long-term and annuity funds. Over three years, Prudential’s main with-profits fund generated annual returns one per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark. PPM Ventures also had a good year, with the profitable realisation of investments earning £5 million in performance-related fees.

M&G recorded gross fund inflows of £3.8 billion in 2003, a slight increase on the previous year. External funds under management, which represent nearly a quarter of M&G’s total funds under management, increased significantly during the year, rising 19 per cent to £24.2 billion due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

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BUSINESS REVIEW CONTINUED

Gross fund inflows into M&G’s retail products were £1.2 billion in 2003, a six per cent fall on 2002. Net fund inflows for 2003 were £184 million. M&G continued to benefit from its leading position as a fixed income provider and its revised equity investment process delivered good performance. M&G received a number of awards during the year and was one of only three investment groups to receive a Gold Standard Award from Incisive Media plc, a new benchmark designed to give consumers greater confidence when buying financial services. M&G maintained its focused expansion into Germany, Austria and Italy in 2003 with €101 million of assets at the end of 2003.

In its institutional business, M&G continued to build on its position as a leading innovator in fixed income and private finance. Gross fund inflows were £2.6 billion during the year, a six per cent increase on 2002. Net institutional fund inflows were £1.2 billion.

M&G’s segregated and pooled fixed income institutional business benefited from increased asset allocation into fixed income by pension schemes, with £1.4 billion of gross new mandates won during the year. In addition, M&G’s private finance business closed two new Collateralised Debt Obligations and was awarded the first ever European pension fund mandate to invest in leveraged loans.

M&G’s property division, which primarily invests on behalf of the Prudential Assurance Company, also enjoyed a successful year. With over £12.5 billion invested in the property market, Prudential Property Investment Managers is the largest institutional property manager in the UK. During 2003, it continued to grow funds under management and is well placed to capitalise on new opportunities to expand the services offered to its customers.

Egg
Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site.

In 2003, operating income increased by 30 per cent to £424 million (2002: £327 million). In the UK, Egg more than doubled its operating profit to £73 million and grew its customer base during 2003 by 635,000 to almost 3.2 million. It continued to grow revenues and unsecured lending balances, while at the same time reducing both unit operating costs and marketing acquisition costs. Egg’s pre-tax losses increased to £34 million from £20 million in 2002.

Net interest income in the UK of £263 million was up 18 per cent on 2002 reflecting the strong growth in retail assets and a slight improvement in net margins. Credit card quality continued to remain strong with the card portfolio having significantly lower arrears levels than the industry (source: Fair Isaacs).

Unsecured lending in the UK grew by £1.5 billion leading to a balance of £4.8 billion (2002: £3.3 billion). Personal loan sales were at a record level, with draw-downs of £1.7 billion more than double last year. Egg Card balances grew by £685 million to £3 billion during the year.

In the UK, other operating income increased by £54 million to £157 million primarily reflecting fees and commission earned from a larger credit card book and the successful cross-sell of payment protection insurance on credit cards and loans.

In France, Egg ended the year with 130,000 customers and 66,000 credit cards in issue and grew unsecured lending balances to £120 million. Egg France recorded a loss of £89 million in 2003.

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FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT
Prudential continued to benefit from the strength of its international operations with total new insurance business and investment product sales reaching £31.5 billion, an increase of 11 per cent on 2002 at constant exchange rates (CER). At reported exchange rates, total new business inflows were up five per cent.

Gross insurance premiums including insurance renewal premiums and gross investment inflows were £35.7 billion, an increase of five per cent over 2002.

Total sales of new insurance and investment products from outside the UK represented 74 per cent of the Group total of £31.5 billion, reflecting the international diversification of the Group.

Total insurance sales were down 21 per cent at CER to £9.5 billion, while sales on the annual premium equivalent (APE) basis were down 12 per cent at CER to £1,589 million compared with last year. At reported exchange rates total insurance sales were down 24 per cent and APE insurance sales were down 16 per cent.

Insurance and investment funds under management at 31 December 2003 totalled £168 billion, compared with £155 billion at the end of 2002 at reported exchange rates (£150 billion at CER). This increase was due to the combination of rises in the market value of investments and the impact of net insurance and investment sales achieved during the year offset by foreign exchange losses on translation of non-sterling assets under management. Excluding Prudential Assurance Company’s (PAC) with-profits fund, other assets under management backed by shareholder-provided capital grew by eight per cent during 2003 and have grown at an 11 per cent compound rate since 1998.

Total investment funds under management in 2003 increased by 21 per cent from £25.5 billion to £30.8 billion with net investment flows of £2.9 billion and net market and other movements of £2.4 billion. Net investment flows in Asia were £1.5 billion, up 38 per cent while total net investment flows in M&G were £1.4 billion, a 30 per cent decline over 2002. At CER net investment flows were down four per cent.

ACHIEVED PROFITS BASIS RESULTS
Prudential is required to account for its long-term insurance business on the modified statutory basis (MSB) of reporting under UK accounting rules. The Group's formal financial statements are therefore prepared on this basis. Results prepared on this basis broadly reflect the UK solvency-based reporting regime and, for overseas territories, adjusted local or US GAAP. Some aspects of the MSB results are indicative of cash flow generation and, to an extent, resemble a traditional deferral and matching basis of accounting. However, MSB results do not provide a measure of the value that is generated each year for shareholders by companies such as Prudential that write long-term insurance business, the statutory profits from which may arise over many years.

Accordingly, in common with other listed UK life assurers, Prudential also reports supplementary results for its long-term operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations, including investment and banking products and other non-insurance investment management businesses. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors' opinion, the achieved profits basis provides a more realistic reflection of the current performance of the Group's long-term insurance operations than results on the MSB basis as it reflects the business performance during the accounting period under review.

The achieved profits basis results for long-term business are prepared in accordance with the Association of British Insurers (ABI) guidance for achieved profits reporting issued in December 2001. This guidance requires that where capital market operations are developed, the economic assumptions used for the projection of cash flows are to be on an ‘active’ basis, which is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions on the adjusted opening balance sheet value are reflected in the profit reported for the year to 31 December 2003 and excluded from operating profit.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$-denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions.

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FINANCIAL REVIEW CONTINUED

In 2003, use of the active basis resulted in an increase in the risk discount rate applied to the UK and the US operations from 7.1 and 7.0 per cent respectively to 7.4 per cent, and an increase in the UK investment return assumption for the PAC with-profits fund from 6.6 per cent to 6.8 per cent.

The increase in the UK primarily reflects increases in the 15-year gilt yield from 4.5 per cent at the end of 2002 to 4.8 per cent at the end of 2003. In the UK, the risk margin over the risk free rate was maintained at 2.6 per cent.

In the US, the 10-year Treasury bond rate increased by 0.4 percentage points and the risk margin over the 10-year Treasury bond rate was maintained at 3.1 per cent.

In the UK, the expected long-term inflation rate assumption increased from 2.5 per cent to 3.1 per cent which is measured by the difference between conventional and index-linked gilts. This change is a function of the active basis rather than a change in the long-term view of future inflation levels.

In Asia, the weighted risk discount rate (determined by weighting each Asian country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2003) rose from 9.6 per cent in 2002 to 10.4 per cent in 2003. The discount rates used vary from 4.3 per cent to 19.5 per cent.

For JNL, in determining the assumptions for achieved profits basis reporting the level of capital required to support the business (the ‘target surplus’) has been taken, as in 2002, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners risk-based capital standards for life insurance companies.

The overall impact on the Group’s achieved profit result for 2003 of using the revised economic assumptions compared with those used in the prior year, was to reduce new business achieved profit (NBAP) by around £47 million. Achieved profits shareholders’ funds were £428 million lower than they would have been under the 2002 assumptions.

TOTAL ACHIEVED OPERATING PROFIT
Total achieved operating profit was £794 million, down 27 per cent from 2002 at CER. At reported exchange rates the result was 30 per cent lower.

This result comprises an 18 per cent reduction in NBAP to £605 million at CER and a reduction in the in-force profit, which was down 29 per cent to £351 million at CER. At reported exchange rates, NBAP was down 22 per cent and the in-force profit was down 34 per cent.

Results from other operations including M&G, Egg and US broker-dealer and fund management were £46 million, £19 million lower than 2002 (£65 million). This reflects increased profits from M&G and Egg’s UK operations offset by development expenses associated with Egg’s French operation and Curian, the US managed account provider to registered investment advisors.

Other income and expenditure of negative £181 million was £8 million lower than the £189 million incurred in 2002. This reflected an increase in investment return and other income offset by higher interest payable and head office costs.

NEW BUSINESS ACHIEVED PROFIT (NBAP)
Group NBAP from insurance business of £605 million was 18 per cent below 2002 at CER reflecting lower sales and margins in the UK and the US, partially offset by increased sales in Asia. The average Group NBAP margin fell from 41 per cent in 2002 to 38 per cent. At reported exchange rates, NBAP was down 22 per cent.

UK and Europe Insurance Operations’ NBAP of £166 million was 29 per cent lower than 2002. This reflected a 21 per cent fall in APE sales, revised economic assumptions and an adverse movement in sales mix resulting from reduced levels of higher margin with-profit bonds being sold. The new business margin moved from 30 per cent in 2002 to 27 per cent in 2003 and reflects the revised economic assumptions and adverse sales mix relative to 2002.

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Although the UK aggregate margin was adversely affected by sales mix, aggregate individual and bulk annuity margins have increased significantly over the last five years from 11 per cent in 1999 to 45 per cent in 2003. This reflects the proportionate increase in annuity business being written in Prudential Assurance Company’s (PAC) shareholder-backed funds, including Prudential Retirement Income Limited (PRIL) which is wholly owned by the PAC shareholders’ fund. In 2003, 44 per cent of all individual annuities business was written in shareholder-backed funds compared with 34 per cent in 2002.

In 2003 the ex-Scottish Amicable internal vestings (annuity sales arising from maturing in force pension books) were transferred from Prudential Annuities Limited (PAL), which is a subsidiary of the 90:10 fund, to the PAC Non-Profit Sub-Fund (NPSF). Prudential-branded internal vestings continue to be written in PAL and the vast majority of bulk annuity business continues to be written in PRIL (2003: 96 per cent).

Over the next few years Prudential expects to continue to write all non-participating bulk annuity and external individual annuity business in PRIL. Prudential expects to write all internal vestings of ex-Scottish Amicable pensions business in the PAC NPSF in the future. All Prudential-branded internal vesting pensions business will continue to be written in PAL. The net impact is expected to be that over 90 per cent of bulk annuities and 40 per cent of individual annuities will be supported by shareholder capital.

The increasing proportion of shareholder-backed annuities has more than compensated for the lower proportion of high margin Department for Work and Pensions rebates in the second half of the year compared with the first half. The new business margin in the second half of the year was 28 per cent compared with 27 per cent in the first half.

Prudential’s focus on profitable corporate pension business has enabled it to increase the margin on corporate pensions (excluding stakeholder pensions) from 14 per cent in 1999 to 16 per cent in 2003, despite the knock-on margin impact on all pensions business since stakeholder pensions were introduced. Margins on with-profits bonds remain above 40 per cent, although they have reduced over the last few years from over 60 per cent in 1999 due to the lower future bonus rate assumptions as a result of lower expected investment returns.

The 31 per cent fall in JNL’s NBAP to £148 million at CER was due to a 24 per cent reduction in APE sales and a reduction in the new business margin from 39 per cent to 35 per cent. The margin reduction reflects the net change in economic assumptions offset by certain targeted revisions to annuity commissions. At reported exchange rates, JNL’s NBAP was down 37 per cent. In 2003, new business spread for fixed annuities was 155 basis points trending to 175 basis points over five years.

In Asia, NBAP of £291 million was up one per cent at CER reflecting a 16 per cent increase in APE sales on CER offset by a reduction in the new business margin from 60 per cent to 52 per cent in 2003. This fall in margin reflects the net impact of changes in product and country mix combined with a revision to a number of operating and economic assumptions. Included within this decline in margin is a four per cent negative impact relating to the introduction of the risk-based capital regime in Taiwan. In addition, changes in country mix accounted for a further one per cent of the fall in the overall margin. Changes in product mix combined with the impact of changes in other economic and operating assumptions including the fall in margin in Japan following the refocusing of business in 2003, accounted for a further three per cent fall in the overall Asian new business margin. At reported exchange rates, NBAP was down five per cent.

IN-FORCE ACHIEVED PROFIT
The unwind of the discount (including return on surplus assets over target surplus for JNL) in 2003 was £636 million compared with £659 million in 2002, reflecting reductions in the UK and the US offset by an increase in Asia. In the UK, the decline reflects lower shareholders’ funds at the start of the year, partially offset by the increase in the discount rate. In the US, the fall in the unwind of the discount is primarily due to foreign exchange movements. In Asia the unwind has increased principally due to the higher opening shareholders’ funds.

UK and European Insurance Operations’ in-force profit of £193 million was down 32 per cent on 2002 (after development and re-engineering charges), principally reflecting lower expected returns from business in force due to the lower opening embedded value and an increase in negative assumption changes and experience variances.

Negative assumption changes of £67 million includes the £50 million personal pensions persistency assumption charge disclosed at the half-year for poor persistency experience on business sold through the closed direct salesforce channel. Renewal expense assumptions have been strengthened by £29 million during 2003 due to an increase in unit costs and an increase in the allocation of costs to shareholders due to a fall in the proportion of with-profit sales from 52 per cent of total sales in 2002 to 43 per cent in 2003.

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FINANCIAL REVIEW CONTINUED

Annuitant mortality assumptions were revised during 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigation (CMI) medium cohort table as published by the Institute and Faculty of Actuaries. For the purposes of prudent statutory reserves, improvement rates in male mortality were subject to a minimum of two per cent per year. The combined effect of these changes together with a realignment to recent mortality experience was a charge of £18 million in 2003.

In addition, other positive assumption changes of £30 million were recorded.

Prudential UK incurred a charge for persistency experience variance of £35 million, primarily reflecting the impact of negative market sentiment on surrender volumes. However, Prudence Bond persistency experience has improved significantly since the first quarter and subsequently was in line with long-term assumptions.

Prudential UK incurred a £29 million charge for restructuring its UK and European operations including £11 million relating to the re-engineering of its European long-term business.

The US in-force profit increased significantly from £17 million in 2002 to £71 million in 2003. This reflects a £55 million reduction in the negative spread variance to negative £17 million and a lower negative charge for changes in assumptions of £21 million in 2003 compared with negative £54 million in 2002. The change in assumptions in 2003 reflects a revision to unit expense factors. At the end of 2003 JNL’s prospective spread on interest sensitive annuities and life was 170 basis points. The average crediting rate on JNL’s interest sensitive annuities and life book was 4.4 per cent at the end of December compared with an average guaranteed rate of 3.7 per cent.

Net losses on bonds, including defaults and impairments, are included within the operating result on a five-year averaged basis with a charge in 2003 of £137 million compared with £133 million in 2002. Actual losses in 2003 of £39 million were a significant improvement over the £289 million recorded in 2002.

The in-force result also included a negative expense variance of £8 million due to litigation settlement expenses in 2003 for two class action suits. In addition, the in-force result was affected by an increase in market value adjustment (MVA) benefits paid out in 2003, partially offset by higher than assumed surrender charge income. The increase in MVA benefits is due to the low interest rate environment resulting in unrealised gains on bonds, a portion of which is paid to policyholders when they surrender their policies.

PCA’s in-force profit (before development expenses) decreased significantly from £209 million in 2002 to £87 million in 2003 largely due to the positive £101 million of assumption changes included in the 2002 result. This assumption change in 2002 primarily related to Singapore and included £59 million relating to sub-divisions of long-term funds and £42 million due to a revision in the death claims rate assumptions. This compares to assumption changes in 2003 of negative £27 million, primarily reflecting expense assumption changes in Japan following the impact of the strategic review conducted during the year. In 2003, the unwind of the discount increased by £20 million to £115 million reflecting higher opening shareholder funds.

NON-INSURANCE OPERATIONS
M&G’s profit including performance-related fees (PRF) was £83 million in 2003, an increase of £12 million on the previous year. This reflected a 43 per cent increase in underlying profit to £70 million and was partly offset by a reduction in the PRF from the £22 million achieved in 2002, which recognised the exceptional performance of 2000 in the rolling three-year calculation. A performance fee of £13 million was earned in 2003 as a result of investment out-performance for the Prudential Life and Annuity Funds and the profitable realisation of several investments by PPM Ventures.

The increase in underlying profit was achieved despite continuing weakness in equity markets, with market rises in the second half of the year still leaving the FTSE All-Share Index averaging 11 per cent less over the year than in 2002. Underpinning this increase were M&G’s diversified revenue streams aligned with a sharp focus on cost control. Higher revenues from fixed income and property, together with the expansion of new business streams, offset lower equity revenues while the retail business achieved cost savings through outsourcing its retail administration to International Financial Data Services.

Egg’s UK banking operations continued their profit growth, generating a £73 million operating profit. Egg’s French business recorded an £89 million loss in 2003. Egg’s pre-tax losses increased to £34 million from £20 million in 2003.

In 2003, Egg incurred a £10 million charge for restructuring, which principally relates to the reorganisation of the IT development and support function and a headcount reduction in the fourth quarter.

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National Planning Holdings and PPM America earned profits of £19 million. Curian delivered a loss of £22 million, which reflects losses in its investment phase as funds under management continue to grow. JNL anticipates a similar loss for Curian in 2004. Together these businesses delivered a loss of £3 million.

PCA’s development expenses (excluding Asia regional head office expenses) were £27 million compared to £26 million in 2002. This development expense principally relates to the new Japan strategy and building agency forces.

Other net expenditure decreased by £8 million to £181 million. The 2002 result included a £24 million write-down of the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited in 2002, whereas in 2003 no adjustment to the valuation was required. This resulted in an increase of £26 million in Group investment and other income to £29 million in 2003. Interest expenditure during 2003 was £143 million compared to £130 million in 2002. Head office costs (including PCA head office costs of £24 million) were £67 million, compared with £62 million in 2002.

ACHIEVED PROFITS – RESULT BEFORE TAX
The result before tax and minority interests was a profit of £838 million compared with a loss of £483 million in 2002. The significant increase in profit principally reflects the movement in short-term fluctuations in investment returns.

The UK component of short-term fluctuations in investment returns of £531 million reflects the difference between an actual investment return of 16.5 per cent and the long-term assumed return for with-profit business of 6.8 per cent.

The US component of £132 million primarily includes a positive £98 million in respect of the difference between actual bond losses and the five-year average amount included in operating profit, and a positive £36 million in relation to changed expectations of future profitability on variable annuity business in-force due to the actual separate account return exceeding the long-term return reported within operating profit.

Adverse economic assumption changes of £540 million reflect changes in assumptions for future investment returns, discount rate and similar items.

The UK component of negative £122 million reflects increases in the risk discount rate of 0.3 per cent and in the investment return assumption of 0.2 per cent in accordance with the increases in the gilt yield during the year. In the US the change in economic assumptions has had a negative £263 million impact. This primarily reflects the reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned, together with increases in the risk discount and inflation rates. In Asia, the impact of change in economic assumptions is a negative £155 million. This principally reflects the net impact of revisions to the underlying long-term investment return assumptions and discount rate combined with the impact of the introduction of a risk-based capital regime by the Taiwanese regulator.

Amortisation of goodwill was £98 million in both 2003 and 2002.

ACHIEVED PROFITS – RESULT AFTER TAX
The result after tax of £355 million and minority interests of positive £2 million, was a profit of £485 million. The effective tax rate at an operating profit level was 34 per cent, up from 25 per cent in 2002, primarily due to higher effective tax rates for JNL and Asia, partially offset by tax rate movements on other non-long term operations. The JNL rate was significantly higher than in 2002 due to the combined effect of operating assumption changes for expenses, capital charge effects and an exceptional tax credit in 2002.

The effective tax rate at a total achieved profit level was 42 per cent on a profit of £838 million. The overall effective rate of 42 per cent was higher than the 34 per cent effective rate on operating profits primarily due to no tax relief being available on the amortisation of goodwill and to a low effective rate of 24 per cent on losses from changes in economic assumptions, not all of which are tax affected. The effective tax rate at a total achieved profit level in 2002 was 68 per cent principally due to tax payable on the profit on disposal of UK general insurance business being relieved against capital losses available to the Group.

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FINANCIAL REVIEW CONTINUED

MODIFIED STATUTORY BASIS RESULTS – OPERATING PROFIT
Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit on the modified statutory basis (MSB) of £357 million was £72 million lower than 2002 at CER. At reported exchange rates operating profit was £92 million lower than 2002.

UK and Europe Insurance Operations’ operating profit in 2003 was £256 million, £116 million below the restated 2002 figure. This included a reduction of £90 million from the PAC with-profits fund due to lower annual and terminal bonus rates announced earlier in the year partially offset by higher funds under management and increased claims. Losses on shareholder-backed businesses increased by £26 million as a result of increased new business volumes which carry a significant new business strain. The 2002 result has been restated for a £17 million positive adjustment (2003: £10 million) in respect of the financing element of certain reinsurance contracts. This is required by changes to the Statement of Recommended Practice (SORP) for accounting for insurance business, which was issued by the Association of British Insurers in November 2003. The revised SORP is required practice for 2004, but early adoption is encouraged, which Prudential has chosen to do.

The US Operations’ result, which is based on US GAAP subject to adjustments, of £162 million was 15 per cent ahead of 2002 at CER. At reported exchange rates the 2003 result was six per cent ahead of 2002. The increase primarily reflects lower amortisation of deferred acquisition costs (DAC) for variable annuity products, and higher fee and other income, offset by higher market value adjustment payments, higher average bond losses and the loss on Curian. The fall in variable annuity DAC amortisation in 2003 was primarily due to improved market performance. In 2002, the effect of poor equity market performance was to lower expected future profits in the variable annuity book to the level where the variable annuity DAC asset was impaired and a write-off was required.

This amortisation is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of 31 December 2003, the variable annuity DAC carrying value would be reduced by approximately £16 million.

The provision for guaranteed minimum death benefits (GMDB) on variable annuity products was reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB which is included within the 2003 result. No further strengthening beyond the recurring charge was required in 2003.

PCA’s operating profit before development expenses of £27 million was £98 million compared to £88 million in 2002. At CER, operating profit was £17 million up on the prior year. PCA’s three longest established operations in Singapore, Hong Kong and Malaysia saw their combined MSB profit increase by 16 per cent to £91 million. This was offset by expected losses at a number of PCA’s newer operations such as Japan and South Korea as they continued to build scale and fund new business strain.

MODIFIED STATUTORY BASIS RESULTS – PROFIT BEFORE TAX
MSB profit before tax and minority interests was £350 million in 2003, compared with £501 million in 2002. The 2002 result included £355 million relating to the disposal of the UK General Insurance operations. The 2003 result was offset by an improvement in the adjustment for short-term fluctuations in investment returns from a negative adjustment of £205 million in 2002 to a positive adjustment of £91 million in 2003.

Within the improvement in the adjustment for short-term fluctuations, the US result has improved from a loss of £258 million in 2002 to a gain of £93 million in 2003. The short-term fluctuations in Asia principally reflect the five-year averaging impact of an appreciation in bond values.

Amortisation of goodwill was £98 million in both 2003 and 2002.

MODIFIED STATUTORY BASIS RESULTS – PROFIT AFTER TAX
MSB profit after tax and minority interests was £208 million, after a tax charge of £144 million. The effective rate of tax on MSB total profit in 2003 was 41 per cent.

EARNINGS PER SHARE
Earnings per share based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were down 16.4 pence to 26.4 pence. Earnings per share based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 3.8 pence to 12.9 pence.

Basic earnings per share, based on achieved basis profit for the year after minority interests were 24.3 pence compared with a loss of 7.3 pence in 2002. Basic earnings per share, based on MSB profit for the year after minority interests were down 13.1 pence to 10.4 pence.

DIVIDEND PER SHARE
The final dividend per share is 10.7 pence, resulting in a full year dividend of 16.0 pence, compared with a full year dividend for 2002 of 26.0 pence.

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CASH FLOW
The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required by UK GAAP.

	2003 £m	2002 £ m

Cash remitted to Group:
UK life fund transfer (in respect of earlier
bonus declarations)	286	324
Cash remitted by business units	300	212

	586	536
Interest	(127)	(124)
Dividends	(447)	(509)

	12	(97)
Tax received	77	59
Equity (scrip dividends and share options)	30	40
Corporate activities	58	543

	177	545
Capital invested in business units:
Asia	(145)	(158)
JNL	0	(321)
Other	(28)	(196)

Increase (decrease) in cash	4	(130)

The Group received £586 million in cash remittances from business units in 2003 (2002: £536 million) comprising the shareholders’ statutory life fund transfer of £286 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of £300 million. The shareholder transfer in 2004 representing 2003’s profits from the PAC with-profits fund, is expected to be approximately £80 million lower than in 2003. Dividends and interest received include £84 million from M&G, £48 million from each of PCA and JNL and £120 million from Prudential UK Insurance Operations, including £100 million of special dividends from the PAC shareholders’ funds in respect of profits arising from earlier business disposals. A similar amount will also be distributed from PAC shareholders’ funds in 2004 and 2005. After dividends and interest paid, there was a net inflow of £12 million (2002: £97 million net outflow).

The Group also received £58 million from corporate activities (2002: £543 million). In 2002, this included cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and Group relief, this gave rise to a total net surplus of £177 million (2002: £545 million).

During 2003, the Group invested £173 million (2002: £675 million) in its business units, including £145 million in Asia. Prudential expects to invest approximately the same amount in each of 2004 and 2005. In 2006, based on current plans and expectations, Prudential expects PCA to be a net capital provider to the Group. In 2002, JNL received £321 million (2003: nil) to support high volumes of fixed annuity business, additional GMDB reserves and to replace capital consumed by bond losses and impairments.

However, in 2003 due to significant improvements in the credit cycle, JNL returned to its normal self-funding operating model.

In aggregate this gave rise to an increase in cash of £4 million (2002: reduction of £130 million).

FUND FOR FUTURE APPROPRIATIONS
During 2003 the fund for future appropriations, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew from £7.7 billion in 2002 to £12.6 billion in 2003. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2003 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

FINANCIAL STRENGTH OF INSURANCE OPERATIONS
United Kingdom
A common measure of financial strength in the UK for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2002 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 10.5 per cent at the end of 2003, compared with 8.4 per cent at 31 December 2002.

The valuation has been prepared on a conservative basis in accordance with the current Financial Services Authority (FSA) valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £49 million, which were transferred from Scottish Amicable Life when that Company’s business transferred into the PAC long-term fund at the end of 2002.

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FINANCIAL REVIEW CONTINUED

In addition to taking account of asset values and interest rates at the valuation date, the reserves held to cover the fund’s liabilities must also make prudent provision against future changes in asset values in a variety of resilience scenarios. The most severe resilience test applied at this year-end is:

•	a fall in equity values of 19 per cent;

•	a fall in property values of 20 per cent;

•	an increase in interest rates of two per cent.

The test for equities is prescribed by the FSA and varies according to market conditions. Thus, following the recovery in equity markets in 2003, the test applied at 31 December 2003 is more stringent than the 14 per cent fall in equity values that was applied at 31 December 2002.

The fall in property values is also more stringent than the 15 per cent fall assumed last year.

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6 billion compared with approximately £5 billion at the end of 2002. On a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the ABI guidance for reporting at the 2003 year-end the free assets are valued at around £5 billion before a deduction for the risk capital margin. The approach to realistic reporting adopted may change pending confirmation of the FSA regulations and guidelines.

Prudential has been managing the fund on a realistic basis using a mean-reverting stochastic model for a number of years.

The PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund over recent years:

	1999	2002	2003
	%	%	%

UK equities	58	32	33
International equities	14	13	15
Bonds	13	33	31
Property	11	18	17
Cash and other asset classes	4	4	4

Total	100	100	100

For the UK main with-profits fund 84 per cent of fixed income securities are investment grade with 27 per cent rated AA or above. For Prudential Annuities Limited 97 per cent of the fixed income securities are investment grade with 44 per cent rated AA or above. For Prudential Retirement Income Limited 99 per cent of total assets are investment grade with 56 per cent rated AA or above.

With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 the fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected Prudential’s view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

The investment return on the Prudential main with-profits fund was 16.5 per cent in the year to 31 December 2003 compared with the rise in the FTSE 100 (Total Return) Index of 17.9 per cent over the same period. Over the last 10 years the with-profits fund has consistently generated positive fund returns with three, five and 10-year compound returns of 1.1 per cent per annum, 4.9 per cent per annum and 8.6 per cent per annum respectively. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term outperformance. During 2003 there has been no change to the strategic asset allocation of the fund. There has been no significant reduction in the level of the fund’s equity holdings during the year or subsequently.

United States
The capital adequacy position of Jackson National Life remains strong, with a strong risk-based capital ratio more than 3.5 times the NAIC Company Action Level Risk Based Capital. As a core business to the Group, JNL’s financial strength is rated AA by Standard & Poor’s.

JNL’s invested asset mix on a US regulatory basis (including Jackson National Life of New York but excluding policy loans and reverse repo leverage) is as follows:

	2001	2002	2003
	%	%	%

Bonds:
Investment Grade Public	58	60	58
Investment Grade Private	22	20	19
Non Investment Grade Public	3	4	5
Non Investment Grade Private	3	3	2
Commercial Mortgages	9	8	10
Private equities and real estate	3	3	4
Equities, cash and other assets	2	2	2

Total	100	100	100

Asia
Solvency margins have been maintained at levels at or above local regulatory requirements by the insurance operations in Asia. Across the region less than 20 per cent of non-linked funds are invested in equities.

INHERITED ESTATE
The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the With-Profits Sub-Fund is equal to the policyholders'

18	PRUDENTIAL PLC ANNUAL REPORT 2003

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accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

•	providing the benefits associated with smoothing and guarantees;

•	providing investment flexibility for the fund’s assets;

•	meeting the regulatory capital requirements, which demonstrate solvency;

•	absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential’s with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the With-Profits Sub-Fund would not impact the Company’s bonus or investment policy. The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at 31 December

2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department for Work and Pensions rebates).

The maximum amount of capital support available under the terms of the assurance will reduce over time as we pay claims on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

CONDUCT OF BUSINESS
The FSA has required all UK life insurance companies to review their potential cases of pensions mis-selling and pay compensation to policyholders where necessary. The Group has met the FSA target for completion of Phases I and II of the pensions mis-selling review, within the provisions that were established in the fund in 2000.

Prudential's main exposure to mortgage endowment products is through business written by Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in the shareholders' fund for cases that may require redress. As at 31 December 2003, the provision was £8 million. In addition, there is a provision of £31 million in the closed Scottish Amicable Investment Fund (SAIF) in respect of mortgage endowments. The establishment of the provision in SAIF has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

Compensation of £11 million was paid in respect of mortgage endowment sales in PAC’s 90:10 fund in 2003 and subsequently a provision of £34 million has been established in the fund at 31 December 2003. This provision has no impact on the Group’s profit before tax.

SHAREHOLDERS’ FUNDS
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2003 were £7.0 billion, a decrease of £153 million from 31 December 2002.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Group’s with-profits funds, were £335 million lower at £3.3 billion.

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FINANCIAL REVIEW CONTINUED

SHAREHOLDERS’ BORROWINGS AND
FINANCIAL FLEXIBILITY
As a result of the holding company’s net funds inflow of £4 million and exchange translation gains of £87 million, net core borrowings at 31 December 2003 were £2,135 million, compared with £2,226 million at 31 December 2002.

After adjusting for holding company cash and short-term investments of £432 million, core structural borrowings of shareholder-financed operations at the end of 2003 totalled £2,567 million, compared with £2,452 million at the end of 2002. This increase reflected the issue of US$1 billion Perpetual Subordinated Capital Securities in Asia, partly offset by the repayment of short-term commercial paper. The perpetual subordinated capital was issued with a coupon of 6.5 per cent and subsequently Prudential entered into an interest rate swap in respect of this debt and is currently paying three-month US$ Libor plus 80 basis points, currently 1.97 per cent. Core borrowings at the end of 2003 included £1,656 million at fixed rates of interest with maturity dates ranging from 2005 to 2031, as set out in note 32 on page 90 of the consolidated financial statements. £827 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson National Life (JNL).

Prudential has in place an unlimited global commercial paper programme. At 31 December 2003 commercial paper of £78 million, US$1,378 million and €274 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 31 December 2003 subordinated debt outstandings under this programme were £435 million and €520 million, and senior debt outstandings were US$18 million. In addition the holding company has access to £1,300 million committed revolving credit facilities and a £500 million committed securities lending liquidity facility, provided by 13 major international banks. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2003, the gearing ratio, including hybrid debt (net of cash and short-term investments) was 23 per cent compared with 24 per cent at 31 December 2002. Excluding hybrid debt, the gearing ratio was seven per cent.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA– (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Based on the achieved operating profits from continuing operations and interest payable on core structural borrowings, interest cover is 6.6 times in 2003 compared with 9.7 times in 2002.

TREASURY POLICY
The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the £5,000 million medium-term note programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, JNL uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed, as it is not in the economic interests of the Group so to do. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the consolidated statement of total recognised gains and losses. The impact of exchange rate fluctuations in 2003 is discussed elsewhere in this Financial Review.

ASSET AND LIABILITY MANAGEMENT
Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the US, the UK and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out,

20	PRUDENTIAL PLC ANNUAL REPORT 2003

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including under certain scenarios mandated by the US, the UK and Asian regulators.

DEFINED BENEFIT PENSION SCHEMES
The Group operates three defined benefit schemes, all of them in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS). The level of surplus or deficit of assets over liabilities for defined benefit schemes is measured in three ways, namely the actuarial valuation, SSAP 24, and FRS 17 bases.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued on 5 April 2002 and this valuation demonstrated the Scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of £376 million. As a result no change in employers' contributions from the current 12.5 per cent of salaries was required.

The employers' contribution is required to be paid as a minimum in future years irrespective of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly, the surplus is not recognised as an asset in the Group's financial statements that would normally, subject to amortisation, be appropriate under the requirements of SSAP 24 which the Group continues to adopt rather than FRS 17. The continued use of SSAP 24 is permitted under the provisions of FRS 17 until 2005 at which point the requirements of International Accounting Standards, in particular IAS 19, are expected to apply.

In the meantime, companies are required to publish details of pension scheme surpluses and deficits on the FRS 17 basis by way of disclosure. Details of the Group's FRS 17 disclosures are shown in note 17. Under FRS 17 the basis of valuation differs markedly from the full triennial valuation and SSAP 24 bases. In particular, it would require assets of the Scheme to be valued at their market value at the year-end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond.

If FRS 17 had been fully implemented for 2003 an £8 million shareholder charge (after tax) in the profit and loss account, and a shareholder charge of £16 million (after tax) in the statement of total recognised gains and losses would have been reported. In addition the difference between FRS 17 basis assets and liabilities can be volatile for value movements in assets and a basis of setting inflation assumptions that is referenced to market expectations implied within index-linked bonds. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant.

Surpluses and deficits on the Group's defined benefit schemes are attributable to the Prudential Assurance Company (PAC) life fund and shareholders' funds depending on the activity of the personnel involved. Such attribution is necessary to properly reflect the economic interests in and exposures to the schemes' financial position. The aforementioned volatility can be illustrated by considering the movements in the surplus and deficit over the last three years. For the PAC life fund the interest, net of tax, in the pension schemes’ FRS 17 basis financial position has changed from a surplus at 31 December 2001 of £392 million to a deficit at 31 December 2002 of £380 million, and a deficit at 31 December 2003 of £411 million. For the shareholders’ fund the interest, net of tax in the pension schemes’ FRS 17 basis financial position has changed from a surplus at 31 December 2001 of £101 million to a deficit at 31 December 2002 of £85 million, and a deficit at 31 December 2003 of £101 million. The modest change in 2003 reflects the negative impact of increased inflation assumptions, that are implicit within the yields on index-linked gilts, being offset by the positive value movements in scheme assets arising from the strong recovery in equity markets. The large reduction in 2002 reflects the steep fall in equity markets in that year.

The last actuarial valuation took place on 5 April 2002. On a broad assessment of the position, the Company expects though that the funding level has reduced from the 110 per cent. However, an update of the actuarial basis would be expected to reveal a more balanced funding level than the FRS 17 position suggests. This is primarily as a result of adopting an investment return assumption for funding which is based on the long-term expected returns of the assets held by the schemes, rather than bond assumptions prescribed by FRS 17.

ACCOUNTING POLICIES
There has been no change in accounting policies for the preparation of the 2003 results with the exception of the changes for accounting for certain reinsurance contracts as required by changes to the Statement of Recommended Practice (SORP) for accounting for insurance business issued by the Association of British Insurers (ABI) in November 2003. The revised SORP is required practice for 2004, but early adoption is encouraged, which Prudential has chosen so to do. This resulted in a £17 million positive adjustment to the UK modified statutory basis result for 2002 (2003: £10 million).

INTERNATIONAL ACCOUNTING STANDARDS
The European Union (EU) requires that all listed European companies, including banks and insurers, prepare their 2005 financial statements in accordance with EU approved International Accounting Standards (IAS). It is intended that by April 2004 the International Accounting Standards Board (IASB) will have completed its deliberations, and fully issued all International Financial Reporting Standards (IFRS).

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FINANCIAL REVIEW CONTINUED

These standards are then required to be subjected to a process of review under EU auspices before they can be recommended for approval by the EU's Accounting Regulatory Committee.

When the process is fully complete the IASB's standards for the consolidated financial statements of listed groups will replace the UK Accounting Standards Board’s (ASB) standards and the ABI and British Banking Association Statements of Recommended Practice on accounting for insurance and banking business. However, the UK framework, including any UK ASB changes to gradually migrate its standards towards those of the IASB will continue to apply at UK subsidiary company level unless those companies choose to apply the DTI's proposed option of applying EU approved IFRS.

At present the IASB's process for completing the standards for adoption in 2005 is almost complete but the areas that remain outstanding are of a particular significance to banks and insurers. The key outstanding areas are for accounting for financial instruments and insurance contracts. For financial instruments, the main uncertainties are in respect of two particular areas which are still the subject of continued development, namely in respect of when hedge accounting is permitted and, for those insurance contracts that carry insignificant insurance risk, how they will be required to be valued as financial instruments under IAS 39. The IASB has also yet to conclude on the final version of the standard to replace Exposure Draft 5 (ED 5) on accounting for insurance contracts.

Although the broad nature of the requirements that are expected to replace ED 5 are known there remain various detailed but significant points that arise from the combined effect of IAS 39, the IASB's macrohedging proposals, ED 5 and the IASB's latest deliberations that make any assessment of the likely impact at best tentative, and certainly subject to possible significant change. Furthermore, although the EU has approved those standards that are either less contentious, or required less amendment as part of the IASB's improvement project, the key outstanding issues are the subject of considerable discussion between the various EU bodies, including the European Central Bank, banking and insurance associations and the IASB. At present there is no clarity as to how these issues will be resolved in time for the 2005 deadline.

Prudential’s assessment of the changes arising from IFRS and its project plan are well advanced. On the basis of the currently available information, assuming all IAS standards are approved by the EU, the tentative high level assessment of the impact on the Group’s financial reporting is as follows:

Insurance operations
Contract accounting
Under ED 5, for those contracts with significant insurance risk and those with discretionary participating features, the UK GAAP will continue to apply until the IASB introduces a comprehensive (Phase 2) standard for insurance contracts.

It is anticipated that many of the Group's contracts will fall into this category. Where contracts do not contain significant insurance risk, valuation under IAS 39 will be required. The detailed mechanism for how this will apply remains under discussion by the IASB. Prudential’s understanding though is that it is likely that for unit-linked business, which is one of the key types of contract likely to be affected, that continuation of unit-linked liability accounting will, with deferral of acquisition costs in some form, continue to be permitted.

Unallocated surplus
It is expected that the IAS equivalent of the Fund for Future Appropriations will continue to be permitted to be accounted for effectively as a liability in the balance sheet. As a consequence Prudential anticipates that IAS basis results for with-profit activities will continue to reflect the Company's 10 per cent interest in the actuarially determined surplus for distribution.

Investment valuation and derivative accounting
The current version of IAS 39 is in many areas similar to the requirements of the US GAAP standards FAS 115 and FAS 133. Under IAS 39, unless designated under the very restrictive ‘held to maturity’ classification on an asset by asset basis, most financial assets are carried in the balance sheet at fair value.

Movements in fair value are recorded in either the profit and loss account or directly to shareholder reserves in the balance sheet depending upon the designation and the impact of hedge accounting rules. Derivative instruments are also carried at fair value with movements in value being recorded in the profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain matching criteria are met.

Banking operations
For Egg, the Group’s main banking operation, the impact of IAS is also uncertain for the issues surrounding hedge accounting that are described above, as in common with other banks, Egg uses derivatives to manage interest rate risk. Egg's IAS basis results may also be affected by IAS 39 requirements in respect of provisioning, calculation of effective interest rates, and other detailed valuation rules.

Other issues
Two other areas are likely to involve significant change on the adoption of IAS, namely goodwill accounting and pension cost accounting. For goodwill, subject to regular impairment testing, amortisation charges will normally no longer be necessary. For pension cost accounting, IAS 19 has some common features to the requirements of FRS 17.

There are though significant differences for the accounting for actuarial gains and losses and IAS 19 is expected to be altered before 2005.

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DEVELOPMENTS IN REGULATORY SOLVENCY REQUIREMENTS
The Integrated Prudential Sourcebook (PSB) will be introduced by the Financial Services Authority (FSA) for UK insurance companies in 2004. This will formalise the requirement for realistic solvency reporting. For all business, with-profits or otherwise, a risk-based capital approach will be required to develop an internal capital adequacy solvency assessment. The FSA has announced that it will permit life companies to apply for a waiver from existing solvency requirements if they can demonstrate that they have adequate models for realistic capital reporting.

In addition, the EU is reviewing further solvency requirements (the Solvency II project), for which the intention is to ensure policyholder protection through establishing solvency requirements better matched to the true risks of the business, taking into account developments in non-traditional methods of risk control such as alternative risk transfer products, asset liability management and the use of derivatives. A key aim is to provide transparency and comparability, thus ensuring a level playing field. As with the PSB, a risk-based capital approach and the use of internal models is expected to be introduced under Solvency II.

The EU Financial Conglomerates Directive (FCD) is expected to be implemented into UK law for mixed activity financial services groups in 2005. This follows the implementation of the Insurance Groups Directive (IGD) in 2001. The FSA has published proposals as to how it intends to implement the FCD and amend the UK application of the IGD requirements in its consultative document CP 204 for 2005 application. At present the FSA is considering the comments of respondents on the proposals. The aim of the FCD is to impose, from 2005, additional prudential requirements in respect of regulated entities within financial conglomerates including, to a certain extent, any mixed financial holding company. The additional supervision will be organised at the level of the financial conglomerate and will cover capital adequacy, risk concentration and intragroup transactions. Although not required under the IGD the FSA is proposing to extend the imposition of additional prudential requirements to insurance groups at the holding company level.

PROCUREMENT
During the year Procurement’s activity focused on securing significant cost reductions for UK Insurance Operations, identifying opportunities to leverage spend across the Group and improving its core processes to ensure deals are established following commercial best practice to minimise regulatory and commercial risks. Procurement has also continued to develop its environmental supply chain programme, exceeding the supplier environmental improvement targets set at the beginning of the year.

RISK MANAGEMENT
A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

The Group operates a comprehensive planning process. The Board receives regular reports on the performance of the Group against plan with frequent financial projections.

The insurance operations of the Group all prepare a financial condition report which is reported on to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

The Group’s risk management procedures are further described in the Corporate Governance Report.

UK PRODUCTS AND DRIVERS OF PROFIT
In common with other UK long-term insurance companies, Prudential’s products are structured as either with-profits (or participating) products or non-participating products, including unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits fund is part of Prudential Assurance Company’s (PAC) long-term fund. The return to shareholders on with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

In 2003, profits distributed from Prudential’s main with-profits fund amounted to £2.1 billion, of which £1.9 billion (90 per cent) was added to policies as bonuses, and £209 million (10 per cent) is available for distribution to shareholders.

The majority of Prudential-branded non-participating business is written in PAC’s long-term fund or by subsidiaries owned by the fund. Prudential’s principal non-participating business is Prudential Annuities Limited, which is wholly owned by PAC’s with-profits fund which forms part of the long-term fund. The profits from this business accrue to the with-profits fund. In 2001, Prudential started to write certain annuity business through Prudential Retirement Income Limited (PRIL), the profits of which accrue solely to shareholders. The portion of annuity business written in PRIL has increased steadily and in 2003 was 39 per cent of all annuity business.

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FINANCIAL REVIEW CONTINUED

US PRODUCTS AND DRIVERS OF PROFIT
Jackson National Life’s (JNL’s) principal retail savings products are savings products sold as single premium fixed, variable or equity-linked indexed deferred annuities.

Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for retirement planning and for providing income in retirement. The policyholder pays JNL a single premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and administrative charges are deducted, as appropriate. JNL may reset the interest rate on each policy anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, JNL either pays the policyholder the amount in the policyholder account or begins making payments to the policyholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies provide for early surrender charges for the first seven to nine years of the policy. In addition, the policy may be subject to a market value adjustment at the time of early surrender. JNL’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the policyholder’s account (net of any surrender charges or market value adjustment) less management expenses.

Equity-linked indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. JNL guarantees an annual minimum interest rate of three per cent, but actual earnings may be higher and are based on a participation in an equity index over its indexed option period. JNL’s profit arises from the difference between a) the premiums received plus the associated investment income and b) the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder’s account value (which is subject to the minimum guarantee).

Variable annuities are tax advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are used for retirement planning and to provide income in retirement. The policyholder’s premiums are held apart from other assets, in a ‘separate’ account, which is analogous to a unit-linked fund. The policyholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies provide for early surrender charges. In most cases, variable annuities also offer various types of death benefits, some of which are elective, guaranteeing that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. JNL earns fee income on the underlying investment, earns profits from the spread between what it earns on investments in fixed rate accounts and the interest credited, and premium income for certain additional performance guarantees in the contract.

ASIA PRODUCTS AND DRIVERS OF PROFIT
The life insurance products offered by Prudential in Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident covers to supplement its core life products.

Prudential's business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2003, the new business achieved profit mix was 45 per cent unit-linked, 28 per cent non-linked and 27 per cent Accident and Health products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and Health (A&H) products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

Unit-linked products tend to have higher profits on the achieved profits basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2003 PCA offered unit-linked products in nine of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. PCA earns a fee based on assets under management.

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ACHIEVED PROFITS REPORTING
Prudential’s results are prepared on two bases of accounting, the supplementary achieved profits basis and the modified statutory basis (MSB) prepared under the Companies Act. Over the life of any given product, the total profit recognised will be the same under either the MSB or the achieved profits basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the achieved profits basis than under MSB. This section explains how the two bases operate and why they are used.

Prudential’s primary financial statements are prepared in accordance with the MSB of reporting of long-term business, in full compliance with the revised Statement of Recommended Practice issued by the Association of British Insurers (ABI) in November 2003. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferral and matching approach for other long-term business. It serves the dual purpose of determining the Company’s statutory profit and reserves and informing the Board when setting the Company’s dividend policy.

However, the products sold by the life insurance industry are by their nature long-term, as it commits to service the products for many years into the future. In many cases policies require customers to continue to pay further premiums in the future. The profit on these insurance sales is generated over a significant number of years and MSB profits do not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Therefore, since 1997 Prudential and other major UK quoted financial groups have adopted the achieved profits basis as a supplementary accounting measure in order to give a better reflection of the value attaching to long-term insurance business. Achieved profits basis financial statements are prepared under guidance issued by the ABI in December 2001.

The achieved profits method not only provides a good indicator of the value being added by today’s management in a given accounting period but it also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes. Prudential believes that the achieved profits basis provides useful information for shareholders. In contrast, for many types of contract, the MSB result does not reflect the long-term benefit that will arise in the future from current management initiatives and capital expenditure in the year under review, as it focuses instead on the amounts accruing to shareholders in the current year only from business already in-force.

The achieved profits basis is a value based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on an achieved profits basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the Company. In determining these expected cash earnings Prudential makes full allowance for the risks attached to their emergence and associated cost of capital and takes into account recent experience in assessing likely future persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data.

The change in value is typically analysed as shown in the achieved profits basis shareholders’ funds chart into the following components: the value added from new business sold during the year; the change in value from existing business already in place at the start of the year; short-term fluctuations in investment returns and economic assumption changes; other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and dividends.

The value added from new business (being the present value of the future cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in-force at the start of the year demonstrates how the existing book is being managed. Together they provide management and shareholders with valuable information about the underlying development of the business and the success or otherwise of management actions.

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FINANCIAL REVIEW CONTINUED

As indicated above, achieved profits basis results are prepared by first of all making assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These best estimate assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined using the actual yield on long-term government bonds plus a risk margin. The projected future cash flows are prepared on a single set of assumptions specific to each business unit and the actual outcome may be different from that projected. Where the actual outcome is different, this will be reflected in the ‘experience variances’ for that year.

The total profit that emerges over the lifetime of an individual contract as calculated using the achieved profits basis is the same as that calculated under the modified statutory basis. However, since the achieved profits basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of benefits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

The assumptions used for the achieved profits basis of accounting are set out on page 106 in the notes that accompany the supplementary achieved profits basis accounts. An indication of the sensitivity of the results to changes in the key assumptions of interest rate and investment return is provided on page 114.

The achieved profits basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure (including levels of future investment return, expenses, surrender levels and mortality) a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The achieved profits basis profits emerging in each subsequent accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual cash flow and the cash flow which had been assumed in the accounting period under review, together with the effect of any changes of assumption where the directors believe a revision is required to the original estimates of future experience.

Set out below is an illustrative profit profile for a typical with-profits product. The pattern of actual profit emergence will vary by product.

The different timing of profit recognition under the two bases is demonstrated in the next chart, which shows the cumulative level of profit recognition for the yearly profits shown in the previous chart. It illustrates that under the achieved profits basis profits emerge earlier, but the eventual total profit is the same under both bases.

Philip Broadley
Group Finance Director

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CORPORATE RESPONSIBILITY REVIEW

ACTING RESPONSIBLY BUILDS TRUST
Key Challenges
We are an international business. With over half of our employees working outside the UK and 74 per cent of our sales generated abroad, we are acutely aware of the different uncertainties people face around the world and the significant impact that the way in which we choose to respond to a range of key global issues relevant to our business will have on our customers, employees, communities and others. We have identified these key issues as:

•	Changing Demographics and Consumer Choice.
Around the world, populations are ageing as people are living longer and birth rates decline. While living longer is good news for many, it creates a fresh set of challenges for societies. Financial service providers have a key role in providing solutions. The challenge is to develop products and services that respond to our customers’ needs today and tomorrow;

•	Consumer Confidence. Consumer confidence in savings has been affected by poorly performing equity markets and expectations of lower nominal investment returns, as well as a range of issues concerning the performance and capital of a number of insurance companies in the UK. Building trust among consumers and giving them the confidence to buy the products they will increasingly need means developing a sustainable business through responsible marketing, quality customer service, education, providing realistic returns and clearing away jargon;

•	Globalisation. As a leading international financial services provider we recognise the complex issues that result from corporations extending their facilities overseas. No international business can ignore the opportunities for growth and efficiencies that a global market presents, but our choices instantly affect people around the world. Socially acceptable business growth, based on internationally accepted standards of conduct, is key to how we operate;

•	Sustainable Development. Our natural resources are not limitless and it is essential that firms manage their environmental impacts efficiently. But sustainable development is about more than reducing the consumption of raw materials and limiting waste emissions. It also means ensuring human rights, treating staff and suppliers fairly and educating consumers.

Corporate Responsibility Means Integrity
We aim to uphold our reputation, built over 150 years, for acting responsibly and with integrity, respecting the laws and regulations, traditions and cultures of the countries within which we operate as well as internationally accepted standards of responsible business conduct. Our policies, programmes and management systems support this approach and ensure that we understand and respond to material social, ethical and environmental risks and opportunities. A detailed report on our performance is given in our on-line corporate responsibility report at www.prudential.co.uk/cr and a summary of this is also available in hard copy from our corporate responsibility unit.

The standards we strive to achieve rightly go beyond our legal and regulatory obligations. We see responsible corporate behaviour as essential to maintaining successful relationships with, among others: our customers, who make our business viable; our employees, upon whose talent and commitment we depend; and local communities, from whom we recruit and to whom we market our products and services. We believe this approach is central to maintaining and building trust in our brand and business over the long term.

Acting Responsibly Is Good For Business
Our focus on corporate responsibility is nothing new, though subject to continuous improvement. It is a philosophy that has shaped our policies and practices throughout our history. In the UK, companies are increasingly expected to report on the social, ethical and environmental issues material to their business and to demonstrate how they are responding to these. We believe that economic factors will remain the fundamental basis of consumer choice in future years. However, we also recognise the growing body of research pointing to the fact that a company's intangible assets – its corporate standards and its social and environmental performance – are becoming increasingly significant differentiators. Consumers will increasingly support those organisations that exhibit and define values around trust, ethics and environmental responsibility.

Why Focus On Financial Literacy?
Financial hardship can affect anyone. Careful forward financial planning is required if the standards of living of individuals are not to be hit by, for example, too much debt or by inadequate provision for longer retirement. Given our expertise in financial planning, we are well positioned to contribute to help consumers, customers and our employees make informed choices that reflect their needs and aspirations. In parallel with our financial literacy work, we seek continuously to improve the clarity of the information we provide about our products and services in order that they are clear and easily understood.

INFORMED DECISIONS BENEFIT EVERYONE
Managing Our Responsibilities
In 2003, we continued to develop and refine our corporate responsibility programme and to integrate it throughout our business.

Management and Policy
Our international business conduct is supported by our Group Code of Business Conduct which sets out the standards we expect from our employees (and others acting on behalf of the Group) on issues such as the prevention of discrimination, bribery and corruption and insider dealing. In 2003, the Code was updated to include guidance on stakeholder dialogue and to ensure consistency with our new Group Human Rights Policy and US Sarbanes-Oxley legislation. It was re-communicated to employees by the Group Chief Executive and business unit compliance is audited annually by Prudential’s internal auditors.

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CORPORATE RESPONSIBILITY REVIEW CONTINUED

Marketplace/Customers
We are pursuing a radical approach to consumer information and marketing through ‘The Plan from the Pru’. The Plan was launched in 2002 to encourage people to take more control of their financial health by providing them with a free, simple, step-by-step guide to finances focusing on key life stages. At the Money Marketing Financial Services Awards in 2003, Prudential UK won four awards for ‘The Plan from the Pru’ campaign.

M&G is also concerned with simplifying terminology and has produced a series of ‘spin free guides’ designed to explain financial products in a straightforward manner.

MeetPRU is an opportunity for our customers in the UK to meet Prudential face to face. Members of the UK Executive host regular regional seminars where customers can ask questions and get direct feedback. Senior technical advisers are also on hand to answer individual product-related queries. Events have already been held in Belfast, Cardiff, Edinburgh, Newcastle, Norwich and Reading.

Since 2002, Prudential Property Investment Managers Limited (PruPIM) have been involved with Kingston University in a major industry research project to:

•	establish the sustainable characteristics of individual properties;

•	identify how these should be evaluated in investment appraisals;

•	ascertain how to measure the performance of a wide range of properties and portfolios with varying levels of sustainable characteristics.

PruPIM is the leading private sector sponsor in this sustainable property investment project. Through this relationship we are also supporting the Kingston University team and others in bidding for further UK Government funding for socially responsible investment related projects. These include an initiative to educate property investors about environmental issues and an initiative to develop methods of measuring the environmental performance of buildings.

Workplace/Employees
Ensuring that our employees enjoy a safe and healthy working environment is of great importance to Prudential. Our key objectives are to maintain a framework which allows us to meet all our legal obligations and to prevent incidents of work-related accidents and ill health. Our safety management system sets out our policies, assigns key responsibilities and performance standards to ensure the health and safety of our people, visitors and contractors.

Jackson National Life (JNL) provides a subsidised child development centre for the young children of JNL employees. The centre provides more than just childcare. JNL places a high priority on education for both its associates and their children at all age levels and the emphasis is on education and structured development programmes. Another unique aspect is that the subsidy available for parents is based on family income, with a greater discount for those on lower income.

Employee education is provided across our Asian markets through PRUuniversity, which is available to all staff and is offered in 12 languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses.

Community/Society
Our ‘Plan for Life Learning’ consumer education programme is testing a variety of financial education approaches in partnership with major charities and is also informing good practice and public policy development via research and seminar activity. We have established a three-year partnership programme with Citizens Advice called ‘Financial Skills for Life’. This funds nine bureaux to test new models of delivering face to face financial education, as well as supports and co-ordinates existing work in this area undertaken by 65 other bureaux.

In Poland we have established the Przezornosc Charitable Foundation, in recognition of former Prudential policyholders and their heirs, who lost contact with the Company as a consequence of World War II and have been unable to claim on their life policies. The charities selected to receive funding via the Foundation cover welfare, cultural, historical and educational issues. The Foundation, established in 2003, will run for five years.

Environment/Sustainable Development
The Belfry Shopping Centre at Redhill in the UK – part of PruPIM’s property portfolio – in 2003 became one of the first shopping centres in the UK to switch to receiving all its electricity from renewable sources, saving 600 tonnes of CO2 every year. The Belfry was also the first shopping centre in the UK to achieve ISO 14001, the internationally recognised standard for environmental management, in 2000.

In India, one of our most rapidly expanding markets and where we have had a long-standing presence, approximately 60 million children aged 6 to 14 are not in school. We are helping to tackle this issue through our support of the Commonwealth Education Fund (CEF), which acts as a catalyst to emphasise the importance of universal primary education. We are specifically supporting work to build national coalitions on education, deliver training for parents on education spending and increase access for marginalised children who are excluded from school. The CEF operates in 17 Commonwealth countries in Asia and Africa. This programme is managed through Action Aid, Save the Children and Oxfam.

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Working with Stakeholders
We consult regularly with our key stakeholders – such as our customers, our employees and local communities. We are also involved in a growing number of partnerships with national and international bodies in order to contribute to debate on key policy issues:

•	we are sponsoring a major international research study being undertaken by the Organisation for Economic Co-operation and Development (OECD) to identify levels of financial literacy and education in OECD and selected non-OECD Asian markets and to develop guidelines on effective financial literacy strategies;

•	in the UK we have partnered with the Scottish Council Foundation to identify a way forward for improved financial education in Scotland;

•	during 2003 PruPIM joined the Institutional Investors Group on Climate Change; and

•	we are members of the United Nations Environment Programme.

INITIATIVES

EDUCATING TOMORROW’S
CONSUMERS In the UK we sponsor the Personal Finance Education Group (pfeg) Excellence and Access project which aims to raise the quality and quantity of personal finance education in schools. Through this, 150,000 children have experienced personal finance education with 1,000 teachers participating in 300 secondary schools across 30 per cent of Local Education Authorities in England. Independent evaluation of the project by Brunel University concluded that this was the pupils’ best chance of improving their financial awareness, with more than 80 per cent of the teachers surveyed in the evaluation agreeing that personal finance education had improved in light of the project.

COMMITTED STAFF ARE THE BEST
INVESTMENT In 2003 we were accredited as an Investor In People (IIP) for our operations in the UK and in India. IIP is the UK national standard that sets out levels of good practice for the training and development of staff to achieve business goals. We are one of the first companies to receive accreditation for multiple work sites which also includes our offshore office in Mumbai, India.

DIVERSITY All employees and applicants for roles across the Group are given equal opportunity in all aspects of employment. This principle is embedded in policies and management practices. PCA Life Japan sponsored the first Women in Japan Forum under the theme Balancing Work and Lifestyle. The three hour event attracted over 100 working women with very positive feedback.

PRESERVING NATURAL HABITATS
The grounds surrounding Jackson National Life’s headquarters in Lansing, Michigan, have been designed to simulate the natural environment. When the building was constructed in 2000, all wetlands around the building were protected and still remain intact. These areas provide habitat for geese, cranes, deer, and other types of wildlife. Although the original site lacked trees and foliage, Jackson National Life has planted approximately 400 new trees around the site to enhance the environment.

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BOARD OF DIRECTORS

1. SIR DAVID CLEMENTI Chairman (Age 55)
Chairman since 1 December 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc which he joined in February 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. JONATHAN BLOOMER FCA (Age 49)
Group Chief Executive. Appointed as a director in January 1995 and as Group Chief Executive in March 2000. He was previously Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is also Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers.

3. PHILIP BROADLEY FCA (Age 43)
Group Finance Director. Appointed in May 2000. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the UK and the US.

4. CLARK MANNING (Age 45)
Executive director. Appointed in January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

5. MICHAEL McLINTOCK (Age 42)
Executive director. Appointed in September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

6. MARK NORBOM (Age 46)
Executive director. Appointed in January 2004. He is also Chief Executive, Prudential Corporation Asia. He was previously President and Chief Executive Officer of General Electric Japan, and a Company Officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the US.

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7. MARK WOOD (Age 50)
Executive director. Appointed in June 2001. He is also Chief Executive of Prudential Assurance, UK and Europe. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He was previously Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance.

8. BART BECHT (Age 47)
Independent non-executive director. Appointed in May 2002. He is Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995. Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously he served in various functions in Procter & Gamble.

9. BRIDGET MACASKILL (Age 55)
Independent non-executive director. Appointed in September 2003. She rejoined the Board of Prudential plc having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

10. ROBERTO MENDOZA (Age 58)
Independent non-executive director and Chairman of the Remuneration Committee. Appointed in May 2000. He is the non-executive Chairman of Egg plc. He is also a non-executive director of Reuters Group PLC and The BOC Group plc. He is a founder member of Integrated Finance Limited and a member of the World

Bank-IFC Bank Advisory Group. He was previously Vice Chairman and director of JP Morgan & Co, Inc., and a managing director of Goldman Sachs.

11. KATHLEEN O'DONOVAN (Age 46)
Independent non-executive director. Appointed in May 2003. She is a non-executive director of EMI Group plc and Great Portland Estates PLC. She is also a non-executive director of the Court of the Bank of England. She was previously Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

12. ROB ROWLEY (Age 54)
Senior independent non-executive director and Chairman of the Audit Committee. Appointed in July 1999. He is executive Deputy Chairman of Cable & Wireless Public Limited Company, and a non-executive director of Taylor Nelson Sofres plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

13. SANDY STEWART (Age 70)
Independent non-executive director. Appointed in October 1997. He is Chairman of Murray Extra Return Investment Trust plc. He is also Chairman of the Scottish Amicable (supervisory) Board, which is a special committee of the Board of The Prudential Assurance Company Limited. He was previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.

Ages as at 19 March 2004.

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CORPORATE GOVERNANCE REPORT

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance issued in 1998 and appended to the Listing Rules of the Financial Services Authority (the Code). The Company has complied throughout the financial year ended 31 December 2003 with all the Code provisions set out in Section 1 of the Code (which applied to listed companies whose reporting year commenced prior to 1 November 2003), save for the appointment of a senior independent director for the whole of the year under review.

We have also carried out a comprehensive review of the revised Combined Code (applicable to reporting years commencing on or after 1 November 2003) and have outlined below some of the steps already taken to comply with the new provisions, particularly with regard to Board evaluation, formal induction and professional development. In addition, a senior independent director has been formally appointed, and we have revised the terms of reference of the Audit, Remuneration and Nomination Committees. We have also updated the terms of the letters of appointment for non-executive directors, to bring them into line with the requirements of the revised Combined Code.

We have applied the principles of the Code in the manner described below and in the Remuneration Report.

THE BOARD
As at 31 December 2003, the Board comprised the Chairman, five executive directors and seven independent non-executive directors. Following recent changes, there are currently six executive directors and six non-executive directors. These non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 30 and 31. The roles of Chairman and Group Chief Executive are separate and clearly defined, so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group, the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group head office team of functional specialists. On 4 December 2003 Rob Rowley was appointed as the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through normal channels, or where such channels are inappropriate.

During 2003 the Board met 10 times and held a separate strategy day. Each year one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. In 2003, the September Board meeting was held at Jackson National Life’s offices in California in the US. A further 12 Board Committee meetings took place during the year. The Board’s terms of reference set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital.

A corporate governance framework has been approved by the Board which maps out the internal approvals processes and those matters which are delegated to business units. These principally relate to the operational management of the Group’s businesses and include predetermined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of capital, commitments and other matters which are essential to the effective day-to-day running and management of the business.

The Chief Executive of each business unit, who in respect of his business unit responsibilities reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising its most senior executives. Following enhancements to the Group governance framework during 2003, business unit Chief Executives are now required to certify annually their compliance with the requirements of the framework.

The Board is accountable for ensuring that an effective system for succession planning and management development is in place. This is delivered through an established review process that is applied across all the businesses and covers both executive and senior management succession and development. The Board reviews the outcomes of the review annually and actions arising from the review are implemented as part of the management development agenda.

All directors have direct access to the services of the Company Secretary who advises them through the Chairman on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board and Committee papers are provided to the directors by the Company Secretary approximately one week before each Board or Committee meeting. The Company Secretary also supports the Chairman in providing tailored induction programmes for new directors and on-going professional development for all directors.

Other commitments of the Chairman and changes during the year are detailed in his biography on page 30.

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BOARD COMMITTEES
The Board has established the following standing committees of non-executive directors:

Audit Committee
Rob Rowley (Chairman)
Bart Becht (until 8 May 2003)
Ann Burdus (until 31 December 2003)
Kathleen O’Donovan (from 8 May 2003)
Sandy Stewart

The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Code for an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in assessing that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the Internal Audit annual work plan.

The terms of reference of the Audit Committee include reviewing with the management of the Company and the external auditors the performance of the external auditors and the extent of non-audit services; and the value for money obtained from auditors’ fees for both statutory audit work and non-audit work. The terms of reference were amended in February 2003 to ensure they comply with the provisions of the US Sarbanes-Oxley Act of 2002, which affect UK companies with a dual listing in the US, and the proposed guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’, published in January 2003 and incorporated into the revised Combined Code issued in July 2003.

For the purposes of compliance with the revised Combined Code in the UK and the Sarbanes-Oxley Act in the US, the Board has designated Rob Rowley as the Audit Committee financial expert. All the members of the Audit Committee are independent of management.

The Audit Committee monitors regularly the non-audit services being provided to the Group by its external auditors, and has developed a formal Auditor Independence Policy to check this does not impair their independence or objectivity, and that the Group maintains a sufficient choice of appropriately qualified audit firms.

The policy sets out four key principles which underpin the provision of non-audit services by the external auditors: the auditor should not audit its own firm’s work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. These principles are consistent with the Smith guidance on audit committees referred to above and with the Sarbanes-Oxley Act.

The Audit Committee reviews all services being provided by the external auditors quarterly to review the independence and objectivity of the external auditors, taking into consideration relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services. The Audit Committee assesses the qualification, expertise and resources, effectiveness and independence of the external auditors annually. At the end of each annual audit cycle, the Audit Committee assesses the effectiveness of the audit process.

Depending on the outcome of these assessments, and at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered.

The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. The audit fee paid in 2003 has been set having regard to the Smith guidance that the audit fee should of itself provide an appropriate return to the auditors.

The Audit Committee reviews the Group’s statement on internal control systems prior to endorsement by the Board, and reviews the policies and process for identifying, assessing and managing business risks. The Committee also receives the minutes of the Disclosure Committee and the Group Risk Committee established in January and February 2003 respectively and monitors their activities. Further information on these Committees appears on pages 36 and 37.

The Audit Committee reviews the interim and annual financial statements before their submission to the Board, paying particular attention to: critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; going concern assumption; compliance with accounting standards; and compliance with obligations under the Combined Code and other applicable laws and regulations. The Committee is regularly briefed on the development of accounting standards, and during the year has reviewed the status of the Group project to implement International Financial Reporting Standards.

The Audit Committee reviews the internal audit programme and ensures that the internal audit function is adequately resourced and has appropriate standing within the Group. The Committee reviews the effectiveness of the Group’s internal auditors annually, and reports to the Board.

The Audit Committee reviews the Group’s procedures for handling allegations from whistleblowers. At each meeting, it receives and reviews a report on the number of calls to the confidential reporting line or other confidential communications received and investigated since the last meeting, and actions taken in response to these calls.

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CORPORATE GOVERNANCE REPORT CONTINUED

The Chairman, the Group Chief Executive, the Group Finance Director and other members of the senior management team, together with the external auditors, are invited to attend meetings of the Committee except when the Committee wishes to meet alone. The Committee also meets solely with both external and internal auditors at least once a year.

The minutes of Audit Committee meetings are circulated to the Board after each meeting and the Audit Committee Chairman draws the attention of the Board to any matters of particular significance.

Remuneration Committee
Roberto Mendoza (Chairman)
Sir David Barnes (until 8 May 2003)
Bart Becht
Ann Burdus (until 31 December 2003)
Bridget Macaskill (from 1 September 2003)
Kathleen O'Donovan (from 8 May 2003)
Rob Rowley
Sandy Stewart

The Remuneration Committee is comprised exclusively of the independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

The Remuneration Committee normally has scheduled meetings at least four times a year and a number of ad hoc meetings, as required, to review remuneration policy and determine the remuneration packages of the Chairman and executive directors. During 2003 a total of seven meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedules A and B to the Code. The Remuneration Report prepared by the Board is set out on pages 38 to 52. In preparing the Report, the Board has followed the provisions of Schedule B to the Code and The Directors' Remuneration Report Regulations 2002.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors. In 2003, following the publication of the revised Combined Code, the terms of reference of the Committee were reviewed and amended. They were widened to include monitoring the level and structure of remuneration for a defined population of senior management as determined by the Board. The Committee agreed principles for the level and structure of remuneration for this population. The Committee has access to professional advice inside and outside the Company.

In addition, the Company has a standing Nomination Committee.

Nomination Committee
Sir David Clementi (Chairman)
Sir David Barnes (until 8 May 2003)
Jonathan Bloomer (from 6 November 2003)
Ann Burdus (until 31 December 2003)
Bridget Macaskill (from 18 March 2004)
Rob Rowley
Sandy Stewart

The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. In doing so, it evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria, and the requirements of the Company’s business. In appropriate cases, search consultants are used to identify suitable candidates.

During 2003 the Committee held two formal meetings resulting in the appointment by the Board of two new non-executive directors. Kathleen O’Donovan, whose biographical details are set out on page 31, was appointed with effect from the conclusion of the Annual General Meeting on 8 May 2003 and Bridget Macaskill, whose biographical details are set out on page 31, rejoined the Board on 1 September 2003. Members of the Board also reviewed the appointment of Mark Norbom, who joined the Board on 1 January 2004.

Board Committees – Terms of Reference
The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk under the section headed ‘About Prudential’. Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

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Attendance at Board and Committee Meetings
The number of Board and Committee meetings attended by each director during 2003 was as follows:

		Audit	Remuneration	Nomination
	Board	Committee	Committee	Committee
	meetings	meetings	meetings	meetings

Number of meetings in year	10	7	7	2

Sir David Clementi	10	n/a	n/a	2
Sir David Barnes[1]	4	n/a	3	1
Bart Becht[2]	8	0	5	n/a
Jonathan Bloomer[3]	10	n/a	n/a	0
Philip Broadley	10	n/a	n/a	n/a
Ann Burdus	8	6	6	2
Bridget Macaskill[4]	3	n/a	2	n/a
Clark Manning	10	n/a	n/a	n/a
Michael McLintock	10	n/a	n/a	n/a
Roberto Mendoza	10	n/a	7	n/a
Kathleen O’Donovan[5]	6	4	4	n/a
Rob Rowley	10	7	7	1
Sandy Stewart	10	7	7	2
Mark Tucker[6]	5	n/a	n/a	n/a
Mark Wood	10	n/a	n/a	n/a

Notes
1.	Resigned as a director on 8 May 2003.
2.	Was a member of the Audit Committee until 8 May 2003.
3.	Became a member of the Nomination Committee on 6 November 2003.
4.	Appointed as a director on 1 September 2003.
5.	Appointed as a director on 8 May 2003.
6.	Resigned as a director on 30 June 2003.

INDEPENDENT PROFESSIONAL ADVICE
The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company’s expense.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, unless otherwise instructed by the director concerned, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

No director obtained independent professional advice during 2003.

DIRECTORS’ INDEPENDENCE, DEVELOPMENT AND RE-ELECTION
Throughout the year all the non-executive directors were considered by the Board to be independent. A cross-directorship existed between Roberto Mendoza and Jonathan Bloomer who both sit on the board of Egg plc, the Company’s 79 per cent owned subsidiary which has its own listing on the London Stock Exchange. Under the Company’s Relationship Agreement with Egg, established prior to its flotation in 2000, the Company has the right, while it continues to own more than 10 per cent of the voting shares, to appoint one director and also, while it continues to own more than 15 per cent of the voting shares, to nominate the Chairman of the board. Jonathan Bloomer was accordingly appointed as the Company’s nominated director and Roberto Mendoza was appointed as the

Chairman of the board of Egg. Consequently, Mr Mendoza discloses his interest as Chairman of Egg and if a conflict of interest arises Mr Mendoza will withdraw from any decision-making by the Board of Prudential in respect of matters regarding Egg. The Board does not consider that this relationship in any way affects his status as an independent director of Prudential.

The Company is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Company has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Non-executive directors are appointed initially for a three-year term. Their appointment is reviewed towards the end of this period against performance and the requirements of the Company's business. Upon appointment, all non-executive directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Audit Committee and the ambit of the Internal Audit function. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues particular to directors of financial services companies, the Group’s governance arrangements, its Investor Relations programme, as well as its remuneration policies.

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CORPORATE GOVERNANCE REPORT CONTINUED

A programme of ongoing professional development has been established for all directors for 2004, which will cover sector specific issues, as well as legal, accounting and regulatory changes and developments.

All directors are required to submit themselves for re-election at regular intervals and at least every three years, and at the Annual General Meeting following their attaining the age of 70.

PERFORMANCE EVALUATION
During 2003 an evaluation was carried out of the performance of the Board and its Committees, in line with the requirements of the revised Combined Code. The aim was to improve individual contributions, the effectiveness of the Board and its Committees and the Group’s performance.

The evaluation was carried out by the Chairman, canvassing the views of Board members on the performance of the Board and its Committees against a range of objectives, including conformance with related terms of reference. The Chairman met individually with each non-executive director to discuss performance issues. The overall results of the evaluation were reviewed by the Board in January 2004.

The non-executive directors met once during the year, under the leadership of the Senior Independent Director, and reviewed the performance of the Chairman.

RELATIONS WITH SHAREHOLDERS
As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2003. In addition, regular reviews are carried out by the Board of the progress of the programme and the views of the Company’s major shareholders, including a presentation by its external Investor Relations adviser of the results of their annual shareholder survey. Board Members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company.

The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 6 May 2004 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2003, the Company indicated the balance of proxies lodged for and against each resolution after it had been dealt with on a show of hands, and the total percentage of share capital voted on all resolutions. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution. The Company discloses the number of the proxy votes cast on each resolution on its website after the Annual General Meeting. The Notice of the Annual General Meeting and related papers are sent to shareholders at the same time as the Annual Report, and the

Annual Review and Summary Financial Statement, at least 20 working days before the meeting. At the 2004 Annual General Meeting, as with last year’s meeting, shareholders will be given the opportunity to put questions to the Board.

Further information on the Company’s Financial Calendar is available on our website at www.prudential.co.uk

SARBANES-OXLEY ACT 2002
The Sarbanes-Oxley Act 2002 was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company must comply with the relevant provisions of the Act.

Accordingly, some changes to business processes and controls have been made to ensure that the Company is in compliance with the applicable sections of the Act.

In particular, a Disclosure Committee has been established, reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management. The objectives of this Committee are:

•	to assist the Group Chief Executive and the Group Finance Director in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

•	to monitor compliance with the Company’s disclosure controls and procedures;

•	to review and provide advice to the Group Chief Executive and Group Finance Director with regard to the scope and content of all public disclosures of the Company which are of material significance to the market or investors;

•	to review and consider, and where applicable follow up on, matters raised by other components of the disclosure process, including assessments made by the Group Audit Committee, the Internal Auditor or the External Auditor of the Company’s internal controls to the extent they are relevant to the disclosure process.

In discharging these objectives, the Committee helps to support the Group Chief Executive’s and the Group Finance Director’s certifications of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

FINANCIAL REPORTING
The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 56 to 96 and the supplementary information on pages 103 to 114. It is the responsibility of the auditors to form an independent opinion, based on their audit of the financial statements and their review of the supplementary financial statements. Their opinions are given on pages 97 and 115.

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Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the results for the period and which comply with the Companies Act 1985. In preparing those statements, the directors ensure that suitable accounting policies are selected and applied consistently, that reasonable and prudent judgements and estimates are made and that applicable accounting standards are followed. They also ensure that appropriate accounting records are maintained which disclose with reasonable accuracy at any time the financial position of the Company and enable them to prepare the financial statements and that reasonable steps are taken to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

INTERNAL CONTROL AND RISK MANAGEMENT
The Board has responsibility for the Group’s system of internal control and for reviewing its effectiveness. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The system of internal controls includes financial, operational and compliance controls and risk management.

The Group Risk Framework, adopted in 1999, requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group risk categorisation model breaks risk down into risk classes, risk categories and risk components. The seven risk classes cover business environment risk, strategic risk, credit risk, regulatory compliance risk, investment risk, underwriting risk and operational risk, and are intended to encompass all risks faced by the Group. They are used by the business units and Group during risk identification, analysis, aggregation and reporting of risk.

At the beginning of 2003 a Group Risk Committee was established. The Group Risk Committee is chaired by the Group Finance Director and its membership includes representatives of the business unit and Group functions who have input into the operation of the Group Risk Framework. The Group Risk Committee is the senior management forum responsible for oversight of the Group Risk Framework across the business unit and Group functions, including monitoring operational risk and related policies and processes as they are applied throughout the Group. The Group Risk Committee reports to the Group Chief Executive, who has overall responsibility for the risks faced by the Group. The Group Risk Committee is supported in this role by the Group Risk Function and the

Risk Committees and Risk Functions in each business unit. Quarterly risk reports from the business units and Group are reported to the Group Risk Committee covering all risks of Group significance. Regular reports are also made to the Group and business unit Audit Committees by management, internal audit, compliance and legal functions.

Also in 2003, a Group Asset Liability Committee was established. Its membership includes business unit and Group management involved in the operation of the asset liability, credit and insurance risks framework. The Group Asset Liability Committee is the senior management forum responsible for oversight of asset-liability mismatch, solvency, market, credit and insurance risks across the Group. The Group Asset Liability Committee reports to the Group Chief Executive.

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). Internal Audit undertakes a review for the Audit Committee of the operation of the risk management process throughout the Group.

In addition, Internal Audit executes a comprehensive risk based audit plan throughout the Group, from which all significant issues are reported to the Audit Committee.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

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REMUNERATION REPORT
FOR YEAR ENDED 31 DECEMBER 2003

INTRODUCTION
What this report covers
This report to shareholders:

•	sets out our remuneration policy for 2003;

•	explains the policy under which our executive and non-executive directors were remunerated for the year ended 31 December 2003;

•	sets out tables of information showing details of the remuneration and share interests of all the directors for the year ended 31 December 2003;

•	sets out the remuneration policy for executive directors for 2004.

Compliance with the Directors’ Remuneration
Regulations
This report has been approved by the Board and as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve it. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained in pages 44 to 52 as required by the Regulations.

THE REMUNERATION COMMITTEE
Role of the Remuneration Committee
The Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that executive directors’ remuneration is aligned with shareholders’ interests and enhances the competitiveness of the Company. The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Secretary to the Remuneration Committee, Group Secretarial Department. The Board has delegated to the Remuneration Committee the setting of the remuneration policy and individual remuneration packages for executive directors. The fees of non-executive directors are a matter for the Board itself. The Chairman and the Group Chief Executive attend Remuneration Committee meetings to provide background and context on matters relating to the remuneration of the other executive directors, but do not attend when their own remuneration is discussed. No director has any involvement in determining his or her own remuneration. The Remuneration Committee meets on at least four occasions each year and more frequently if necessary.

Membership of the Remuneration Committee
The members of the Remuneration Committee during 2003, who are listed below, were all independent non-executive directors:

Roberto Mendoza (Chairman)
Sir David Barnes
   (resigned from the Committee on 8 May 2003)
Bart Becht
Ann Burdus
   (resigned from the Committee on 31 December 2003)
Bridget Macaskill
   (joined the Committee on 1 September 2003)
Kathleen O’Donovan
   (joined the Committee on 8 May 2003)
Rob Rowley
Sandy Stewart

Advisers to the Remuneration Committee
During 2003 the Group Human Resources Director was invited to provide the Committee with her views and advice on matters considered by the Committee. The Committee has appointed Towers Perrin to provide market data and Freshfields Bruckhaus Deringer to advise on legal matters. Towers Perrin also provided the Company with consultancy advice and salary survey information and Freshfields Bruckhaus Deringer provided other legal advice.

Compliance with the Combined Code
During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors’ remuneration.

The Board welcomes the introduction of the revised Combined Code which comes into effect in 2004 and has reviewed the provisions in Schedule A, Schedule B and Schedule C and the revised Combined Code’s provisions relating to the Code on Corporate Governance and Code of Best Practice regarding directors’ remuneration. In the 2004 Annual Report, the Company will fully set out its compliance together with explanations.

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REMUNERATION POLICY
The aim of the Company’s remuneration policy is to be able to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The Committee will keep the policy under review, consulting with major shareholders over any proposed changes. Any changes to the policy will be described in future Remuneration Reports.

Key principles of the remuneration policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance-related and those which are fixed and are as follows:

•	a high proportion of total remuneration will be delivered through performance-related reward;

•	a significant element of performance-related reward will be provided in the form of shares;

•	the total remuneration package for each director will be set in relation to the relevant employment market;

•	performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward;

•	performance will be rewarded at both a regional and Group level.

Total remuneration levels
Total remuneration means basic salary and short- and long-term incentives. Award levels for short- and long-term incentives for the Group Chief Executive are set by the Remuneration Committee by reference to the total remuneration levels of other Chief Executives of UK based major international companies and major UK financial services companies. This approach reflects the international scope of Prudential’s business. The total remuneration levels for the other executive directors are set similarly by reference to levels in their relevant markets. All pay data is externally provided.

Remuneration policy for executive directors in 2003
The policy on remuneration levels and elements of the remuneration package that were in place in 2003 are set out below. This policy is unchanged for 2004 except for the amendment to the Restricted Share Plan described in the section on remuneration policy for executive directors in 2004 on page 41.

Elements of the remuneration package
Basic salary
The Remuneration Committee normally reviews executive directors’ salaries each year on an individual basis having regard to business results, individual accountabilities and performance, and market conditions.

Annual incentive plans
The annual incentive plans for executive directors are designed to reward the creation of value during the year, while supporting sustained long-term value creation. Annual incentive payouts for all executive directors depend on performance. Performance is measured against the stretching quantitative financial targets and business objectives in our business plans. Personal performance is also taken into account. Annual bonus awards are not pensionable.

Annual incentive awards are determined as a percentage of basic salaries at the end of the year. Jonathan Bloomer, Philip Broadley and Mark Wood were eligible for annual awards of up to 110 per cent of their basic salary. Under their plans, the award for on-target performance is 50 per cent of basic salary, paid in cash. The remuneration of the executive directors is further aligned with the interests of shareholders in that any part of the annual incentive award made for performance above on-target is made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of award holders.

Mark Tucker’s 2003 award was on a similar basis, but has been prorated to reflect his departure during 2003.

Michael McLintock receives an annual incentive award in line with remuneration levels in the investment management industry. For on-target performance based on the profits of M&G, the fund performance of M&G and Group and individual performance, the award is 300 per cent of basic salary, with a maximum award of 500 per cent of basic salary. Any part of the annual incentive award made for performance above on-target is made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing he is still in employment. During the deferral period, dividends accumulate for his benefit.

Clark Manning is eligible to receive an annual bonus which provides for a percentage share of a bonus pool geared to the profits of Jackson National Life. In addition, his targets include elements that depend on Group and individual performance which provide 100 per cent of basic salary for on-target performance with a maximum of 120 per cent. Clark Manning is also eligible to participate in a US tax qualified all-employee profit sharing plan.

PRUDENTIAL PLC ANNUAL REPORT 2003	39

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

Long-term incentive plans
Our long-term incentive plans are designed to drive the underlying financial performance of the business, i.e. both value creation and relative Total Shareholder Return (TSR). The plans also recognise that strong regional performance is critical to Group performance.

Restricted Share Plan
The Group’s primary long-term incentive plan for a number of years has been the Restricted Share Plan (RSP) which was designed to provide rewards linked to the returns to shareholders.

This important performance-related element of the total reward package for executive directors rewards the achievement of TSR relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time.

For any awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company’s underlying financial performance over the three-year performance period. At the end of each performance period, executive directors may be granted a right to receive shares at no cost to the individual, dependent on the Company’s performance. For RSP awards prior to 2004, no rights are granted if the Company’s TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2003, for Jonathan Bloomer, the conditional RSP award was equivalent to 200 per cent of his basic salary at the time the award was granted. For Philip Broadley, Clark Manning and Mark Wood, the awards were equivalent to 160 per cent of basic salary. For Michael McLintock the award was equivalent to 80 per cent of basic salary. The award made to Mark Tucker lapsed on his resignation from the Board since Prudential’s performance at the time of leaving did not meet the threshold performance required for a release of shares to be made. Mark Tucker’s other outstanding RSP awards similarly lapsed.

The details of the 2003 awards described above and details of all outstanding RSP awards are set out in the section on the Restricted Share Plan on pages 44 to 46.

Regional and sector focus
In order to grow the value of Prudential for shareholders, the Board needs to focus on growing each area of business. Each executive director that runs a business area participates in two long-term incentive plans. To reflect Group responsibilities awards are made under the RSP described above, and awards are also made under the business specific long-term incentive plans described below, reflecting those responsibilities. In all cases the performance period for 2003 awards runs from the beginning of 2003 to the end of 2005.

Clark Manning
To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life over the three-year performance period after which any award payout is made. The payout equals the initial award value multiplied by a factor equalling the Prudential plc share price at the end of the performance period divided by the price at the beginning. In order for any award to be paid under the 2003 plan the appraisal value growth of Jackson National Life must be greater than eight per cent per annum compound over the performance period. At this level of performance the initial award value is US$864,240. If the on-target performance level is achieved, for which a growth rate of 11.5 per cent per annum compound is required, the initial award value is US$1,728,480. The initial award value increases to a maximum payout of 150 per cent of the on-target level if a growth rate of 17.5 per cent per annum compound or more is achieved. For payouts for performance between these points a sliding scale applies.

Michael McLintock
To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long Term Incentive Plan that provides a cash reward through phantom M&G share awards and phantom M&G share options. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the relevant period. The phantom share awards have a performance period of three years and the award vests at the end of the performance period. For 2003 the face value of the award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2003 the phantom option award has a face value of £367,800.

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Mark Wood
To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK & Europe over the three-year performance period. Awards are made following the end of the performance period. No award may be made under the 2003 plan unless the growth in appraisal value of the UK & Europe business, as measured under the plan, is greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout, for which a growth rate of 11.5 per cent per annum compound is required, is 75 per cent of basic salary. If a growth rate of 17.5 per cent per annum compound or more is achieved, a maximum of 100 per cent of basic salary is paid. For payouts for performance between these points a sliding scale applies.

Remuneration policy for executive directors in 2004
For 2004, the Board, on the recommendation of the Remuneration Committee, has maintained the remuneration policy that was applied in 2003 as described above except for a change in the Restricted Share Plan. Until 2004 the plan provided payouts at the end of the respective performance periods when Prudential’s performance was above 60th percentile. The Remuneration Committee has reviewed this and has removed any potential payout for performance below median for any RSP awards in 2004. In all other respects the RSP remains the same as in previous years. In 2004 it is intended that the executive directors receive a grant under the RSP of conditional awards of shares in the Company which will be held in trust for three years. At the end of the three-year performance period, a right to receive shares at no cost to the individual may be granted, dependent on the Company’s performance. No rights will be granted if the Company’s TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2004, it is intended that the same award levels as in 2003 will be made to Jonathan Bloomer, Philip Broadley, Clark Manning, Michael McLintock and Mark Wood.

Mark Norbom
Mark Norbom, who joined the Board on 1 January 2004, is eligible for a 2004 annual award of up to 110 per cent of basic salary, on the basis described in the section on Annual Incentive Plans on page 39, except that in order to secure his appointment it was agreed that his 2004 bonus will not be lower than the target level of 50 per cent of salary.

It is intended that an award under the 2004 Restricted Share Plan of 160 per cent of his basic salary will be made to Mark Norbom. To reflect his role as Chief Executive of Asia, Mark Norbom also participates in the 2004 Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our major Asian businesses over the three-year performance period. Any award is made following the end of the performance period. No payment under the 2004 plan is made unless the growth of the Asian business, as measured under the plan, is greater than a growth rate of 15 per cent per annum compound over the performance period. At this level of performance 50 per cent of basic salary may be paid under the plan. The on-target payout that may be made, for which a growth rate of 35 per cent per annum compound is required, is a payment of 100 per cent of basic salary. If a growth rate of 50 per cent per annum compound or more is achieved, a maximum payment of 150 per cent of basic salary is made. For payouts for performance between these points a sliding scale applies.

In order to secure the appointment of Mark Norbom, it was necessary to compensate him for the loss of substantial amounts of long-term remuneration from his previous company which included restricted stock, stock options, deferred compensation and his accrued supplemental pension. He will have rights to Prudential plc shares, a substantial portion of which will vest on his 55th birthday in 2013. The rest of the shares will vest in tranches on the first, second, third, fourth and fifth anniversary of his joining Prudential. This vesting schedule is set out below:

	1 Jan 2005	1 Jan 2006	1 Jan 2007	1 Jan 2008	1 Jan 2009	20 Feb 2013
Number of Prudential shares	14,622	14,622	85,173	30,118	14,622	395,417

The equivalent of dividend distributions will be made from share awards during the restricted period.

Vestings are conditional on Mark Norbom being employed by Prudential at the date of vesting (other than the compensation for the loss of supplemental pension rights from his previous employer, which vests on his leaving Prudential providing it is after 20 February 2013) unless there are exceptional circumstances or there is a change of control of Prudential or an internal reorganisation or a sale of all or a substantial part of the Asian business, which leads to his termination or material reduction in duties or responsibilities. In the case of a change of control he will be entitled to retain any unvested awards of Prudential restricted shares and each of these awards will continue to vest in accordance with its applicable vesting schedule or at such earlier time or times as the Remuneration Committee may in its discretion decide.

He was also compensated for the loss of a portion of his 2003 bonus award and his 2003 long-term incentive award from his previous employer with a total cash sum of £152,410.

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

CHAIRMAN’S LETTER OF APPOINTMENT AND BENEFITS
The Chairman is paid annual fees and the notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

DIRECTORS’ SERVICE CONTRACTS AND LETTERS OF APPOINTMENT
Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination that the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice period applies. The service contracts for all current executive directors contain a 12 months’ notice period from the Company, including that for Mark Norbom, who was appointed to the Board in 2004. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months’ notice. Payments of Clark Manning’s salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

Prior to his appointment as an executive director, Clark Manning participated in the Brooke Holdings Inc Change of Control Severance Plan that provides payments in the event of the termination of his employment within 24 months, resulting from a change of control of Jackson National Life. The compensation to which Clark Manning is entitled under the plan is based on 2.5 times his annual compensation and immediate vesting of his long-term incentive plans. Under the terms of his appointment as an executive director, his participation in the plan will cease on 9 November 2004.

Executive directors, with the exception of Michael McLintock, are required to give 12 months’ notice of termination to the Company. Michael McLintock is required to give six months’ notice to the Company. The details on Mark Norbom who joined in 2004 are included here for comparison.

Name	Date of contract	Notice period to the Company	Notice period from the Company
Executive directors
Jonathan Bloomer	5 Mar 1999	12 months	12 months
Philip Broadley	12 Apr 2000	12 months	12 months
Clark Manning	7 May 2002	12 months*	12 months*
Michael McLintock	21 Nov 2001	6 months	12 months
Mark Norbom	23 Dec 2003	12 months	12 months
Mark Wood	5 Oct 2001	12 months	12 months

*The contract can also be terminated by issuing a non-renewal notice as described above.

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Name	Date of initial appointment by the Board	Commencement date of current term[1]	Expiry date of current term
Non-executive directors
Sir David Barnes	4 Jan 1999	AGM 2002	Resigned 8 May 2003
Bart Becht	9 May 2002	AGM 2003	AGM 2006
Ann Burdus	21 Nov 1996	AGM 2003	Resigned 31 Dec 2003
Bridget Macaskill	1 Sep 2003	AGM 2004[3]	AGM 2007
Roberto Mendoza	25 May 2000	AGM 2001	AGM 2004
Kathleen O’Donovan	8 May 2003	AGM 2004[3]	AGM 2007
Rob Rowley	8 Jul 1999	AGM 2003	AGM 2006
Sandy Stewart	9 Oct 1997	AGM 2001	AGM 2004

Notes
1. Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.
2. During the year Ann Burdus’ contract was extended to the end of 2003.
3. The commencement and expiry dates of Bridget Macaskill’s and Kathleen O’Donovan’s initial terms are subject to resolutions for their election being passed at the Annual General Meeting in May 2004.

BENEFITS AND PROTECTIONS
Executive directors receive certain benefits, principally the provision of a cash allowance for a car (except for Clark Manning), participation in medical insurance schemes and, in some cases, the use of a car and driver and security arrangements. Mark Norbom will also receive expatriate allowances during his assignment in Asia. No benefits are pensionable. The executive directors’ pension arrangements and life assurance provisions including those for Mark Norbom are set out in the Pensions and Life Assurance section on pages 50 to 52.

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Except for Clark Manning, the executive directors are eligible to participate in either the Company’s UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

POLICY ON EXTERNAL APPOINTMENTS
Subject to the Board’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

NON-EXECUTIVE DIRECTORS’ REMUNERATION
Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including membership of the Audit and Remuneration Committees as appropriate. The Board reviews the fees annually and the policy was changed in 2003.

Up to June 2003 the basic fee for Board membership was £40,000 per annum. From June 2003 the basic fee was increased to £50,000 per annum.

Up to April 2003 chairmanship fees of £10,000 per annum were paid in respect of the Remuneration and Audit Committees. From April 2003 the Remuneration Committee chairmanship fee was increased to £20,000 per annum and the Audit Committee chairmanship fee was increased to £40,000 per annum. The Chairman of the Remuneration Committee has waived the increase to the chairmanship fee.

Up to June 2003 additional fees of £5,000 per annum were paid to the other members for membership of each of the Remuneration and Audit Committees. From June 2003 the additional fee of £5,000 per annum continues to be paid to members of the Audit Committee only, with no additional fee now paid for membership of the Remuneration Committee.

Prior to the change in policy, the non-executive directors used the net value of the portion of their fees above £25,000 to purchase shares in the Company. Following the change in policy, the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company on a quarterly basis. These shares will be held at least until retirement from the Board.

Roberto Mendoza, as Chairman of Egg, receives a fee of £75,000 per annum and Sandy Stewart, as Chairman of the Scottish Amicable (supervisory) Board, receives a fee of £30,000 per annum.

PERFORMANCE GRAPHS
The line graphs below represent the comparative Total Shareholder Return (TSR) of the Company during the five years from 1 January 1999 to 31 December 2003.

This graph shows the Company’s Total Shareholder Return performance against the FTSE 100 index, which is a broad equity market index of UK companies of comparable size and complexity to Prudential.

This graph shows the Company’s Total Shareholder Return performance against a representative sample of our European peer group.

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the day on which they were paid.

PRUDENTIAL PLC ANNUAL REPORT 2003	43

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

DIRECTORS’ REMUNERATION IN 2003
				Total	Total
	Salary/Fees	Bonus	Benefits	2003	2002
	£000	£000	£000	£000	£000

Chairman
Sir David Clementi (note 3)	420	–	24	444	37

Executive directors*
Jonathan Bloomer	760	306	43	1,109	1,012
Philip Broadley (note 4)	455	255	40	750	619
Clark Manning (note 5)	489	815	22	1,326	936
Michael McLintock (note 6)	310	1,174	44	1,528	1,329
Mark Tucker (resigned 30 June 2003, notes 7, 8 & 9)	235	169	50	454	913
Mark Wood	470	216	41	727	654

Total executive directors	2,719	2,935	240	5,894	5,463

Non-executive directors
Sir David Barnes (resigned 8 May 2003)	16	–	–	16	42
Bart Becht (appointed 9 May 2002)	50	–	–	50	32
Ann Burdus	53	–	–	53	45
Sir Roger Hurn (resigned 30 November 2002)	–	–	–	–	292
Roberto Mendoza	131	–	–	131	118
Bridget Macaskill (appointed 1 September 2003)	17	–	–	17	–
Kathleen O’Donovan (appointed 8 May 2003)	35	–	–	35	–
Rob Rowley	80	–	–	80	49
Sandy Stewart	83	–	–	83	75

Total non-executive directors	465	–	–	465	653

Overall total	3,604	2,935	264	6,803	6,153

*Mark Norbom’s salary on joining the Board on 1 January 2004 was £475,000 per annum.

Notes
1. The highest paid director for 2003 was Michael McLintock whose total emoluments were £1,902,615 which included £372,000 from the 2000 M&G Chief Executive Long Term Incentive Plan and £2,863 from gains made from the exercise of share options from the Company’s SAYE scheme.
2. No expense allowances were paid.
3. Sir David Clementi joined on 1 December 2002.
4. It is intended that a deferred share award valued at £27,300 will be made to Philip Broadley. This is included in the 2003 bonus figure.
5. Clark Manning’s bonus figure excludes a contribution of £6,116 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions on page 52.
6. It is intended that a deferred share award valued at £244,000 will be made to Michael McLintock. This is included in the 2003 bonus figure.
7. Mark Tucker resigned but did not work for his whole notice period and was paid salary only until he left Prudential on 30 June 2003. Following his resignation and in order to ensure a smooth transition, he provided consultancy advice to the Company for three months for which he was paid £117,500 in addition to the payments set out above.
8. Mark Tucker’s annual bonus was prorated for his service up to 30 June 2003 and was subject to his satisfying certain non-competition and non-solicitation conditions. It is expected to be paid on or around 30 June 2004.
9. Mark Tucker’s benefits include an allowance of £46,419 for housing paid to reflect his expatriate circumstances. Medical insurance cover was provided for Mark Tucker and his wife up to 31 December 2003.

EXECUTIVE DIRECTORS – OTHER NON-EXECUTIVE DIRECTOR EARNINGS
Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2003, Michael McLintock earned £37,083 from an external company. No other executive director served with an external company.

DIRECTORS’ LONG-TERM INCENTIVE PLANS
Restricted Share Plan
Details of conditional awards that have been made under the Restricted Share Plan are shown on page 45. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions.

In respect of awards made in 2000 under the Restricted Share Plan, the Company’s TSR was ranked 62nd out of the 88 relevant comparator companies remaining in the FTSE 100 (i.e., the 70th percentile) for the three-year performance period ended on 31 December 2002. As Prudential’s position was lower than 60th percentile, the 2000 awards lapsed and rights were not granted over any of the shares conditionally awarded to executive directors.

In respect of awards made in 2001 under the Restricted Share Plan, the Company’s TSR was ranked 66th out of the 95 relevant comparator companies remaining in the FTSE 100 (i.e., the 69th percentile) for the three-year performance period

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ended on 31 December 2003. As Prudential’s position was lower than 60th percentile, the 2001 awards lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

The awards made in respect of 2002 and 2003 under the Restricted Share Plan run to 31 December 2004 and 31 December 2005 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each of those performance periods. Performance under these plans was ranked respectively at percentile positions 81 and 66 on the basis of TSR performance at 31 December 2003.

In determining the conditional awards to be made for 2003, the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares conditionally awarded in 2003 was 570.3 pence (2002 – 818.7 pence).

The table below shows the outstanding awards made under the Restricted Share Plan.

		Rights granted under the Restricted Share Plan

	Conditional share awards outstanding at 1 Jan 2003	Conditional award in 2003	Market price of 2003 award on date of grant (pence)	Rights (options) granted upon vesting in 2003	Conditional share awards outstanding a t31 Dec 2003		Date of end of performance period

Jonathan Bloomer
	63,470				–	[1]	31 Dec 02
	135,301				135,301	[2]	31 Dec 03
	177,110				177,110		31 Dec 04
		266,527	336.25		266,527		31 Dec 05

	375,881	266,527			578,938

Philip Broadley
	18,806				–	[1]	31 Dec 02
	57,401				57,401	[2]	31 Dec 03
	85,990				85,990		31 Dec 04
		127,653	336.25		127,653		31 Dec 05

	162,197	127,653			271,044

Clark Manning
	107,086				107,086		31 Dec 04
		141,874	336.25		141,874		31 Dec 05

	107,086	141,874			248,960

Michael McLintock
	13,019				–	[1]	31 Dec 02
	25,420				25,420	[2]	31 Dec 03
	30,292				30,292		31 Dec 04
		43,486	336.25		43,486		31 Dec 05

	68,731	43,486			99,198

Mark Tucker
	31,247				–	[1]	31 Dec 02
	65,601				–	[3]	31 Dec 03
	78,173				–	[3]	31 Dec 04
		131,861	336.25		–	[3]	31 Dec 05

	175,021	131,861			–

Mark Wood
	87,944				87,944		31 Dec 04
		131,861	336.25		131,861		31 Dec 05

	87,944	131,861			219,805

Notes
1.	The 2000 conditional RSP award lapsed and no rights were granted after the performance period ending on 31 December 2002.

2.	The 2001 conditional RSP award lapsed and no rights were granted after the performance period ending on 31 December 2003.

3.	Mark Tucker’s conditional RSP awards made in 2001, 2002 and 2003 lapsed as Prudential’s performance against the comparator companies at the time of his leaving was below 60th percentile in each case

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

Rights granted under the Restricted Share Plan upon vesting prior to 31 December 2002 and not yet exercised are shown in the following table:

	RSP rights outstanding at 1 Jan 2003	RSP rights outstanding a t31 Dec 2003	Price paid for award	Exercise price (pence)	Market price at 31 Dec 2003(pence)	Earliest exercise date	Latest exercise date

Jonathan Bloomer	56,859	56,859	–	Nil	472.25	17 Mar 00	17 Mar 07
	38,581	38,581	–	Nil	472.25	2 Apr 01	2 Apr 08
	8,170	8,170	–	Nil	472.25	15 Mar 02	15 Mar 09

	103,610	103,610

OTHER LONG-TERM INCENTIVE PLANS
Details of cash awards under other long-term incentive plans are set out below.

Clark Manning
Prior to 2002, Clark Manning participated in the JNL cash long-term incentive plan that provided phantom share awards and phantom options. His 1999 and 2000 cash long-term incentive plans had four-year performance periods ending 31 December 2002 and 31 December 2003 respectively. The payouts in both cases depended on Jackson National Life’s US GAAP net income in the final year. For the 1999 award the results led to no payments while the 2000 awards led to a payment from only the phantom share award of £107,639.

Michael McLintock
Michael McLintock’s 2000 and 2001 cash long-term incentive plan had a three-year performance period and the same performance conditions described in the section on long-term incentive plans on page 40. For the 2000 award the phantom share price at the beginning of the performance period was £1 and as a result of M&G’s profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.36. This resulted in a payment from the phantom share award of £306,000 and a phantom option award of 367,800 units, of which he exercised 183,900 valued at £66,204. For the 2001 award, the phantom share price at the beginning of the performance period was £1 and as a result of M&G’s profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.20. This resulted in a payment from the phantom share award of £270,000.

Mark Tucker
Mark Tucker’s 2000 and 2001 cash long-term incentive plans had the same performance conditions as described in the section on long-term incentive plans on page 41. Under the 2000 plan the compound growth rate of the Asia operations was 54.3 per cent per annum and a maximum payment of £540,000 was paid in 2003 in respect of the award. In respect of the 2001 plan the compound growth rate of the Asia operations at the end of 2003 was 37.7 per cent per annum. The award will be prorated for Mark Tucker’s service to 30 June 2003 during the performance period and was subject to Mark Tucker satisfying certain non-competition and non-solicitation conditions. The payment of £363,267 is expected to be made on or around 30 June 2004. On leaving, Mark Tucker’s 2002 and 2003 awards lapsed.

Mark Wood
Mark Wood’s 2001 cash long-term incentive plans had the same performance conditions as described in the section on long-term incentive plans on page 41. The compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

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	Face value of conditional awards outstanding at 1 Jan 2003 £ 000	Conditionally awarded in 2003 £000	Payments made in 2003 £000	Face value of conditional awards outstanding at 31 Dec 2003 £000		Date of end of performance period

Clark Manning[1]
Phantom JNL options	245		Nil	–		31 Dec 02
Phantom JNL shares	122		Nil	–		31 Dec 02
Phantom JNL options	489			489		31 Dec 03
Phantom JNL shares	245			245		31 Dec 03
Phantom JNL options	734			734		31 Dec 04
Phantom JNL shares	367			367		31 Dec 04
Business cash LTIP	1,586			1,586		31 Dec 04
Business cash LTIP		1,586		1,586		31 Dec 05

Michael McLintock
Phantom M&G options	368		66	184		31 Dec 02
Phantom M&G shares	225		306	–		31 Dec 02
Phantom M&G options	368			368		31 Dec 03
Phantom M&G shares	225			225		31 Dec 03
Phantom M&G options	368			368		31 Dec 04
Phantom M&G shares	225			225		31 Dec 04
Phantom M&G options		368		368		31 Dec 05
Phantom M&G shares		225		225		31 Dec 05

Mark Tucker
Business cash LTIP	540		540	–		31 Dec 02
Business cash LTIP	600			–	[2]	31 Dec 03
Business cash LTIP	600			–	[3]	31 Dec 04
Business cash LTIP		705		–	[3]	31 Dec 05

Mark Wood
Business cash LTIP	450			450		31 Dec 03
Business cash LTIP	450			450		31 Dec 04
Business cash LTIP		470		470		31 Dec 05

Total cash payments made in 2003			912

Notes
1.	The face values of the awards for Clark Manning are converted at the average exchange rate for 2003 (US$1.6351 = £1).

2.	Mark Tucker’s award under his 2001 Business cash LTIP was prorated for his service during the performance period up to 30 June 2003 and was subject to his satisfying certain non-competition and non-solicitation conditions. It is expected to be paid to him on or around 30 June 2004.

3.	Mark Tucker’s Business cash LTIPs awarded in 2002 and 2003 lapsed.

OTHER SHARE AWARDS
Under the Company’s previous short-term deferred bonus plan, known as the Share Participation Plan (SPP) there are deferred share awards held in trust for five years, which are shown in the table on page 48.

The table also includes the share awards that have been deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors’ Remuneration table on page 44. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2002 awards the average share price was 336 pence.

PRUDENTIAL PLC ANNUAL REPORT 2003	47

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

In order to secure the appointment of Mark Wood, on joining Prudential he was allocated Prudential plc share awards for no consideration which have now been released to him.

	Shares awarded								Shares released in 2003

											Market
											price at	Market
	Conditional					Conditional	Date of				original	price at
	share awards	Conditionally		Scrip	Shares	share awards	end of		Shares		date of	date of
	outstanding	awarded		dividends	released	outstanding at	restricted		released	Date of	award	vesting
	at 1 Jan 2003	in 2003		accumulated	in 2003	31 Dec 2003	period		in 2003	release	(pence)	(pence)

Jonathan Bloomer
SPP awards	5,935				5,935	–	21 Apr 03		5,935	24 Apr 03	862	366
	6,409					6,409	04 May 04

Mark Tucker
Deferred 2001
annual incentive
award	19,096			1,057		20,153	30 Jun 04	[2]
Deferred 2002
annual incentive
award		57,868	[1]	3,171		61,039	30 Jun 04	[2]

Mark Wood
Awards under
appointment
terms	15,080				15,080	–	31 Jul 03		15,080	31 Jul 03	861	427.75
	31,672				31,672	–	31 Dec 03		31,672	31 Dec 03	861	472.25
Deferred 2001
annual incentive
award	6,321			349		6,670	31 Dec 04

Notes
1.	The value of the 2002 deferred share award from the annual incentive plan is included in the total 2002 figure in the Directors’ Remuneration table on page 44.

2.	Subject to his satisfying certain non-competition and non-solicitation conditions, Mark Tucker’s deferred awards under the 2001 and 2002 annual incentive plans are expected to be released to him on or around 30 June 2004.

DIRECTORS’ SHAREHOLDINGS
The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to hold 2,500 shares in the Company. These shares must be acquired within two months of appointment to the Board if the director does not own that number upon appointment. As stated on page 43, non-executive directors have also used a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in shares of the Company are shown below. These interests include shares awarded under the Share Participation Plan, the deferred annual incentive awards, shares held for Michael McLintock in an M&G all-employee trust established prior to the acquisition of M&G in 1999 and the awards made to Mark Wood under his appointment terms (described above). In addition, interests include rights granted to Jonathan Bloomer under the 1997, 1998 and 1999 Restricted Share Plan where he has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

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The interests of directors in shares of the Company are shown below, including changes between 31 December 2003 and 12 March 2004. All interests are beneficial except 646 shares in respect of Bridget Macaskill and 6,175 shares in respect of Sandy Stewart.

	1 Jan 2003*	31 Dec 2003	12 Mar 2004

Bart Becht[1]	12,498	16,666	16,666
Jonathan Bloomer[2]	176,493	371,193	371,193
Philip Broadley	9,268	13,591	13,591
Ann Burdus	6,719	10,943	10,943
Sir David Clementi	6,742	10,742	10,742
Bridget Macaskill	4,889	5,970	5,970
Clark Manning	12,500	23,306	23,306
Michael McLintock	43,194	47,732	47,732
Roberto Mendoza[3]	46,882	105,516	105,516
Kathleen O’Donovan	500	4,399	4,399
Rob Rowley	26,677	31,634	31,634
Sandy Stewart	14,722	18,465	18,465
Mark Wood	132,354	126,520	126,520

*Or date of appointment if later.

Notes
1.	Bart Becht’s shareholding at 1 January 2003 includes 201 shares received as a result of a scrip dividend that were not reported in the 2002 Annual Report.

2.	Jonathan Bloomer’s interest in shares included 100 American Depositary Receipts (representing 200 ordinary shares).

3.	Roberto Mendoza’s shareholding at 1 January 2003 includes 949 shares received as a result of scrip dividends that were not reported in the 2002 Annual Report.

4.	Mark Norbom had interests in shares comprising 1,250 American Depositary Receipts (representing 2,500 shares) at 31 December 2003, immediately before joining the Board.

The interests of directors in shares of the Company's listed subsidiary, Egg plc, are shown below, including changes between 31 December 2003 and 12 March 2004.

	1 Jan 2003	31 Dec 2003	12 Mar 2004

Jonathan Bloomer	9,092	9,092	9,092
Philip Broadley	2,610	2,610	2,610
Roberto Mendoza	225,000	250,000	250,000
Rob Rowley	940	940	940

PRUDENTIAL PLC ANNUAL REPORT 2003	49

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

DIRECTORS’ SHARE OPTIONS
The Restricted Share Plan replaced the Executive Share Option Scheme (ESOS) in 1995 as the Group’s primary long-term incentive plan. Some outstanding options under ESOS remain unexercised and are set out below together with options under the Savings-Related Share Option (SAYE) Scheme. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees. Options under this scheme up to Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

				Market						Market
				price on				Options		price at
	Options			exercise	Options	Options		outstanding		31 Dec	Exercise	Earliest	Latest
	outstanding		Exercised	date	forfeit	granted		at 31 Dec		2003	price	exercise	exercise
	at 1 Jan 2003		in 2003	(pence)	in 2003	in 2003		2003		(pence)	(pence)	date	date

Jonathan Bloomer
	196,750							196,750		472.25	315	26 Apr 98	26 Apr 05
	226,750							226,750		472.25	315	26 Apr 00	26 Apr 05
	2,247	*						2,247	*	472.25	751	01 Jun 05	30 Nov 05

	425,747							425,747

Philip Broadley
	1,327	*						1,327	*	472.25	730	01 Dec 03	31 May 04

Michael McLintock
	4,538	*	4,538	443				–		472.25	379.9	25 Mar 03	24 Sep 03
						5,866	*	5,866	*	472.25	280	01 Jun 08	30 Nov 08

	4,538		4,538			5,866		5,866

Mark Tucker[2]
	2,172	*	2,015	358.25	157			–		472.25	359	01 Dec 03	31 May 04
	1,348	*			1,348			–		–	751	01 Jun 05	30 Nov 05
	1,041	*			1,041			–		–	648	01 Dec 06	31 May 07

	4,561		2,015		2,546

Mark Wood
	2,835	*						2,835	*	472.25	648	01 Dec 08	31 May 09

*Savings-Related Share Option Scheme.

Notes
1.	The total gain made by directors in 2003 on the exercise of share options from the Company’s SAYE scheme was £2,863.

2.	Mark Tucker’s SAYE award was exercised on 1 July 2003 after leaving the Company, in accordance with the rules of the scheme.

3.	No price was paid for the award of any option.

4.	The highest and lowest share prices during 2003 were 487 pence and 281 pence respectively.

DIRECTORS’ PENSIONS AND LIFE ASSURANCE
It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes introduced by the UK Government in 1989 restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after 31 May 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2003/2004 tax year is £99,000 per annum. For this reason UK executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision. The Government’s changes to these regulations will take effect from April 2006. The Company will consider any necessary changes to its policy and the provision of benefits once the details of these changes are confirmed.

UK INLAND REVENUE APPROVED PENSION SCHEMES
Executive directors employed in the UK are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees who joined at that time.

The Prudential Staff Pension Scheme (PSPS) – DB Section is a non-contributory defined benefit arrangement, which provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60 with an option to commute pension for a tax free cash sum. This section also provides on death in service a lump sum of four times pensionable salary, a spouse’s pension of the greater of 25 per cent of pensionable salary or 54 per cent of prospective pension at 60, and children’s pensions of the greater of 8.33 per cent of pensionable salary or 18 per cent of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the

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pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent. In recent years all pensions in payment have been increased fully in line with the Retail Prices Index. No employees with employment offers after 30 June 2003 are eligible for membership of the DB Section of this scheme.

Mark Tucker, having commenced employment in the UK before 1989, was eligible for benefits from PSPS on all basic salary. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service, a lump sum of four times pensionable salary and a spouse’s pension of 50 per cent of prospective pension at 60. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent. In recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute four per cent of basic salary towards the cost of the benefits but prior to 1 January 2004 contributed 2.4 per cent of basic salary. No employees with employment offers after 30 June 2003 are eligible for membership of this scheme.

Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

OTHER SUPPLEMENTARY ARRANGEMENTS
Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance provision of four times his annual fees under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme.

These directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument.

In addition, these directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalised value of spouse’s and children’s pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

Clark Manning participates in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan (a 401k plan) under which the total company contribution for 2003 was £13,455. He is also provided with life assurance cover of two times basic salary.

Mark Norbom, who joined the Board on 1 January 2004, is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary under the Prudential Supplementary Life Assurance Scheme. The premiums paid by the Company to this scheme are a taxable benefit.

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REMUNERATION REPORT CONTINUED
FOR YEAR ENDED 31 DECEMBER 2003

Details of directors’ pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

					Additional pension earned during year ended 31 Dec 2003

	Age at 31 Dec 2003	Years of pensionable service at 31 Dec 2003	[1]	Accrued benefit at 31 Dec 2003 £000	Ignoring inflation on pension earned to 31 Dec 2002 £000	[2]	Allowing for inflation on pension earned to 31 Dec 2002 £000	[3]	Transfer value of accrued benefit at 31 Dec[4]		Amount of (B-A) less contributions made by directors during 2003 £000	Pre-tax salary supplements and contributions to FURBS or other pension arrangements[5] £000

									2003 B £000	2002 A £000

Sir David Clementi	54	–		–	–		–		–	–	–	116
Jonathan Bloomer	49	–		–	–		–		–	–	–	244
Philip Broadley	42	3		6	2		2		45	28	17	109
Clark Manning	45	–		–	–		–		–	–	–	15
Michael McLintock	42	11		25	3		2		163	124	31	71
Mark Tucker	46	17		150	17		14		1,430	1,027	403	–
Mark Wood	50	2		4	2		2		43	22	21	148

Notes
1.	Or date of leaving if earlier.

2.	As required by Stock Exchange Listing rules.

3.	As required by the Companies Act remuneration regulations.

4.	The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

5.	As described under Supplementary Arrangements.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension arrangements were £905,000 (2002: £760,000), of which £320,000 (2002: £271,000) related to money purchase schemes.

Signed on behalf of the Board of directors

ROBERTO MENDOZA	SIR DAVID CLEMENTI
CHAIRMAN OF THE REMUNERATION COMMITTEE	CHAIRMAN

52	PRUDENTIAL PLC ANNUAL REPORT 2003

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DIRECTORS’ REPORT

The Directors’ Report of Prudential plc for the year ended 31 December 2003 comprises these pages and the sections of the Annual Report referred to in these pages.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Europe, the US and Asia. Particulars of principal subsidiary undertakings are given in note 31 on page 90. The Group’s business and likely future developments are reviewed in the Chairman’s Statement on pages 2 and 3, the Group Chief Executive’s Review on pages 4 and 5, the Business Review on pages 6 to 10 and the Financial Review on pages 11 to 26, which contain details of the development of the business of the Group during the financial year and of the Group’s position at the end of it. No important events affecting the Group have occurred since the end of the financial year.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
The consolidated balance sheet on pages 60 and 61 shows the state of affairs of the Group at 31 December 2003. The Company’s balance sheet appears on page 62 and the consolidated profit and loss account on pages 56 to 58. Information prepared on the achieved profits basis of financial reporting is provided on pages 103 to 114. A summary of the statutory basis results is shown on page 55. There is a five-year review of the Group on pages 98 and 99.

DIVIDENDS
The directors have declared a final dividend for 2003 of 10.7 pence per share payable on 26 May 2004 to shareholders on the register of members at the close of business on 19 March 2004. The total dividend for the year, including the interim dividend of 5.3 pence per share paid in 2003, amounts to 16.0 pence per share compared with 26.0 pence per share for 2002. The total cost of dividends for 2003 was £320 million.

PAYMENT POLICY
It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year-end to the aggregate of the amounts invoiced by trade creditors during the year, were 21 days.

DIRECTORS
A list of the present directors appears on pages 30 and 31. Kathleen O’Donovan, Bridget Macaskill and Mark Norbom were appointed as directors on 8 May 2003, 1 September 2003 and 1 January 2004 respectively. In accordance with the Articles of Association, Kathleen O'Donovan, Bridget Macaskill and Mark Norbom will retire and offer themselves for election at the Annual General Meeting on 6 May 2004. Sir David Barnes resigned as a director on 8 May 2003, Mark Tucker resigned as a director on 30 June 2003 and Ann Burdus resigned as a director on 31 December 2003. Jonathan Bloomer, Philip Broadley and Rob Rowley will retire by rotation at the Annual General Meeting and offer themselves for re-election. Sandy Stewart, having completed two three-year terms as a director, will retire from the Board at the conclusion of this year’s Annual General Meeting. Details of directors’ interests in shares and debentures of the Company and its listed subsidiary, Egg plc, are set out in the Remuneration Report on page 49.

EMPLOYEES
The following information is given principally in respect of employees of the Group in the UK. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

EQUAL OPPORTUNITY
Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work. It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to provide training and career development opportunities to disabled employees.

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DIRECTORS’ REPORT CONTINUED

EMPLOYEE INVOLVEMENT
The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including one-to-one staff briefings and through the Group’s intranet site. Prudential’s European Employee Forum provides an opportunity for elected employee representatives to consult with senior management on strategic European business issues. M&G’s Staff Consultative Committee promotes communication and consultation throughout M&G and is the forum for dialogue on a range of issues of interest to staff.

In 2003 employees were again invited to participate in the Prudential Savings-Related Share Option Scheme (the Scheme). The Scheme has now been operating for over 20 years and a majority of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore, since 2001 in Taiwan and India, and since 2003 in Korea. On average 37 per cent of employees in those countries covered by the ISSOS currently participate.

The trustees of each of the Group’s UK pension schemes include elected individuals.

DONATIONS
Prudential is committed to supporting the communities where it is an employer. In 2003 the Group spent £4.1 million in support of the community. Within this, direct donations to charitable organisations amounted to £2.8 million, of which approximately £2.3 million came from EU operations. This is broken down as follows: Education £1,058,000; Social and Welfare £927,000; Environment and Regeneration £85,000; Cultural £95,000 and Staff Volunteering £96,000. The aggregate figure for charitable donations from Prudential's non-EU subsidiaries (Jackson National Life and Prudential Corporation Asia) amounted to £0.5 million. It is the Group's policy not to make donations to political parties or to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2003.

AUDITORS
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be put to the Annual General Meeting on 6 May 2004.

SHAREHOLDERS
The number of accounts on the share register at 31 December 2003 was 76,805 (2002: 86,400). Further information about shareholdings in the Company is given on page 116. As at 12 March 2004 the Company had received notification in accordance with Sections 198 to 208 of the Companies Act 1985 from Fidelity Investments and Legal & General Investment Management Limited of a holding of 4.01 and 3 per cent respectively of the Company’s share capital.

On behalf of the Board of directors

PETER MAYNARD
COMPANY SECRETARY
19 March 2004

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SUMMARY OF STATUTORY BASIS RESULTS
YEAR ENDED 31 DECEMBER 2003

The following table shows the statutory basis results reported in the profit and loss account on pages 56 to 58.

It does not form part of the statutory financial statements.

			Restated
	2003		2002
	£m		£m

Operating profit (based on long-term investment returns) before amortisation of goodwill and exceptional items
Balance on the general business technical account (analysed on page 56)	0		0

Long-term business:
UK and Europe Insurance Operations*	256		372
US Operations	165		139
Prudential Asia (net of development expenses of £27m (£26m))	71		62

Balance on the long-term business technical account before tax (analysed on pages 57 and 58)*	492		573

M&G	83		71
US broker-dealer and fund management	(3)		14
Egg	(34)		(20)
Other income and expenditure (analysed on page 75)	(181)		(189)

Group operating profit before amortisation of goodwill and exceptional items*	357		449

Items excluded from operating profit before amortisation of goodwill:
Amortisation of goodwill	(98)		(98)
Short-term fluctuations in investment returns	91		(205)
Profit on sale of UK general business operations	–		355

Total	(7)		52

Statutory basis profit on ordinary activities before tax (analysed on page 58)*	350		501

Tax on profit on ordinary activities:
Tax on operating profit before amortisation of goodwill*	(106)		(120)
Tax on items excluded from operating profit before amortisation of goodwill	(38)		78

Total tax on profit on ordinary activities*	(144)		(42)

Minority interests	2		9
Statutory basis profit for the financial year after minority interests:
Operating profit after tax and related minority interests before amortisation of goodwill*	257		333
Items excluded from operating profit after tax before amortisation of goodwill	(49)		135

Total statutory basis profit for the financial year after minority interests*	208		468

Earnings per share
Based on operating profit after tax and related minority interests before amortisation of goodwill*	12.9	p	16.7	p
Based on total statutory profit for the financial year after minority interests – basic	10.4	p	23.5	p
Dividend per share	16.0	p	26.0	p

* The 2002 figures for these lines have been restated (see note 4)

PRUDENTIAL PLC ANNUAL REPORT 2003	55

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CONSOLIDATED PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 2003

GENERAL BUSINESS TECHNICAL ACCOUNT		2003	2002
	Note	£m	£m

Gross premiums written	11	–	329
Outwards reinsurance premiums	11	–	(329)

Premiums written, net of reinsurance		–	–
Change in the gross provision for unearned premiums		155	6
Change in the provision for unearned premiums, reinsurers’ share		(155)	(6)

Earned premiums, net of reinsurance		–	–

Allocated investment return transferred from the non-technical account	11	7	8
Claims paid:
Gross amount		(151)	(221)
Reinsurers’ share		146	214

Net of reinsurance		(5)	(7)

Change in the provision for claims:
Gross amount		68	10
Reinsurers’ share		(67)	(8)

Net of reinsurance		1	2

Claims incurred, net of reinsurance		(4)	(5)

Net operating expenses	15	(3)	(3)

Balance on the general business technical account	11	0	0

Following the sale of the Group's UK home and motor business in 2002, the whole of the general business technical account relates to discontinued operations (see note 11).

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			Restated
		2003	2002
LONG-TERM BUSINESS TECHNICAL ACCOUNT	Note	£m	£m

Gross premiums written	6	13,781	16,669
Outwards reinsurance premiums		(290)	(216)

Earned premiums, net of reinsurance		13,491	16,453

Investment income	13	8,022	7,016

Unrealised gains (losses) on investments		7,489	(10,761)

Claims paid:
Gross amount		(11,843)	(13,816)
Reinsurers’ share		140	124

Net of reinsurance		(11,703)	(13,692)

Change in the provision for claims:
Gross amount		(29)	(4)
Reinsurers’ share		(3)	12

Net of reinsurance		(32)	8

Claims incurred, net of reinsurance		(11,735)	(13,684)

Change in long-term business provision:
Gross amount*		(3,935)	(4,104)
Reinsurers’ share		(15)	59

Net of reinsurance*		(3,950)	(4,045)

Change in provisions for linked liabilities, net of reinsurance		(4,728)	1,346

Change in other technical provisions, net of reinsurance*		(8,678)	(2,699)

Net operating expenses*	15	(1,844)	(1,805)

Investment expenses and charges	16	(481)	(499)

Tax attributable to the long-term business*	20	(828)	661

Allocated investment return transferred (to) from the non-technical account		(77)	199

Transfer (to) from the fund for future appropriations		(5,021)	5,520

Balance on the long-term business technical account*		338	401

*The 2002 figures for these lines have been restated (see note 4).

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CONSOLIDATED PROFIT AND LOSS ACCOUNT CONTINUED
YEAR ENDED 31 DECEMBER 2003

				Restated
		2003		2002
NON-TECHNICAL ACCOUNT	Note	£m		£m

Balance on the general business technical account	8	0		0

Balance on the long-term business technical account*		338		401
Tax credit attributable to balance on the long-term business technical account*	20	154		172

Balance on the long-term business technical account before tax*	8	492		573

Profit on insurance activities*		492		573

Other activities
Investment income	13	106		283
Allocated investment return transferred from (to) the long-term business technical account		77		(199)
Investment expenses and charges	16	(189)		(191)
Unrealised losses on investments		(10)		(217)
Allocated investment return transferred to the general business technical account		(7)		(8)
Other income:
UK investment management result		83		71
US broker-dealer and fund management result		(3)		14
Profit on sale of UK general business operations	11	–		355
Other charges:
Corporate expenditure	15	(67)		(62)
UK banking business result	11	(34)		(20)
Amortisation of goodwill	21	(98)		(98)

Loss on other activities	8	(142)		(72)

Profit on ordinary activities before tax*	8	350		501
Tax on profit on ordinary activities*	20	(144)		(42)

Profit for the financial year before minority interests*		206		459
Minority interests		2		9

Profit for the financial year after minority interests*		208		468

Dividends:
Interim (at 5.3p (8.9p) per share)		(106)		(178)
Final (at 10.7p (17.1p) per share)		(214)		(341)

Total dividends		(320)		(519)

Retained loss for the financial year*		(112)		(51)

Reconciliation of operating profit before amortisation of goodwill and exceptional items to profit on ordinary activities†
Operating profit based on long-term investment returns before amortisation of goodwill and arising
wholly from continuing operations*	8	357		449
Amortisation of goodwill	21	(98)		(98)

Operating profit based on long-term investment returns*		259		351
Short-term fluctuations in investment returns	5	91		(205)
Profit on sale of UK general business operations	11	–		355

Profit on ordinary activities before tax (including actual investment returns)*	8	350		501

Basic earnings per share
Based on operating profit after tax and related minority interests before amortisation
of goodwill of £257m (£333m) and 1,996m (1,988m) shares*	5	12.9	p	16.7	p
Based on profit for the financial year after minority interests of £208m (£468m) and
1,996m (1,988m) shares*	5	10.4	p	23.5	p

Diluted earnings per share
Based on profit for the financial year after minority interests of £208m (£468m) and
1,998m (1,991m) shares*	5	10.4	p	23.5	p

Dividend per share		16.0	p	26.0	p

*The 2002 figures for these lines have been restated (see note 4).

†Operating profit and related earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and related earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these financial statements.

58	PRUDENTIAL PLC ANNUAL REPORT 2003

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CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
YEAR ENDED 31 DECEMBER 2003

		Restated
	2003	2002
	£m	£m

Profit for the financial year after minority interests*	208	468

Exchange movements, net of related tax	(253)	(252)

Total recognised (losses) gains relating to the financial year*	(45)	216

Prior year adjustment*	(55)

Total losses recognised since previous Annual Report	(100)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS’ CAPITAL AND RESERVES
YEAR ENDED 31 DECEMBER 2003

			Restated
	Ordinary		retained
	share	Share	profit
	capital	premium	and loss	Restated
	(note 28)	(note 28)	reserve	total
	£m	£m	£m	£m

1 January 2002, as originally reported	100	533	3,317	3,950
Prior year adjustment*			(74)	(74)

1 January 2002, as restated*	100	533	3,243	3,876

Total recognised gains relating to 2002, as restated*			216	216
Dividends			(519)	(519)
New share capital subscribed		40		40
Transfer for shares issued in lieu of cash dividends		(23)	23
31 December 2002, as originally reported	100	550	3,018	3,668
Prior year adjustment*			(55)	(55)
1 January 2003, as restated*	100	550	2,963	3,613

Total recognised losses relating to 2003			(45)	(45)
Dividends			(320)	(320)
New share capital subscribed		30		30
Transfer for shares issued in lieu of cash dividends		(27)	27

31 December 2003	100	553	2,625	3,278

*The figures for these lines have been restated (see note 4).

PRUDENTIAL PLC ANNUAL REPORT 2003	59

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CONSOLIDATED BALANCE SHEET
31 DECEMBER 2003

			Restated
		2003	2002
ASSETS	Note	£m	£m

Intangible assets
Goodwill	21	1,504	1,604

Investments
Land and buildings	22	10,965	10,766
Investments in participating interests	23	56	73
Other financial investments	24	109,219	104,299

	34	120,240	115,138

Assets held to cover linked liabilities	25	19,921	15,763

Reinsurers’ share of technical provisions
Provision for unearned premiums		–	155
Long-term business provision*		499	545
Claims outstanding		151	223
Technical provisions for linked liabilities		274	244

	9	924	1,167

Debtors
Debtors arising out of direct insurance operations:
Policyholders		125	243
Intermediaries		4	3
Debtors arising out of reinsurance operations		19	23
Other debtors:
Tax recoverable		158	212
Other		434	385

		740	866

Other assets
Banking business assets:
Egg	11	11,654	10,526
Jackson Federal Bank		975	976
Tangible assets	26	184	196
Cash at bank and in hand	34	1,221	1,115
Present value of acquired in-force long-term business*	27	108	133
Own shares (ordinary shares of parent company)	28	34	34

		14,176	12,980

Prepayments and accrued income
Accrued interest and rent		1,131	1,156
Deferred acquisition costs*		2,952	3,222
Other prepayments and accrued income		138	95

		4,221	4,473

Total assets*		161,726	151,991

*The 2002 figures for these lines have been restated (see note 4).

60	PRUDENTIAL PLC ANNUAL REPORT 2003

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			Restated
		2003	2002
LIABILITIES	Note	£m	£m

Capital and reserves
Share capital	28	100	100
Share premium	28	553	550
Profit and loss account*		2,625	2,963

Shareholders’ funds – equity interests*	10	3,278	3,613

Minority interests		107	108

Subordinated liabilities	32	1,322	748

Fund for future appropriations	9	12,646	7,663

Technical provisions
Provision for unearned premiums		–	155
Long-term business provision*		100,287	99,048
Claims outstanding		891	961

	9	101,178	100,164

Technical provisions for linked liabilities	9	20,195	16,007

Provision for other risks and charges
Deferred tax	20	1,154	696

Deposits received from reinsurers*		48	100

Creditors
Creditors arising out of direct insurance operations		382	252
Creditors arising out of reinsurance operations		12	184
Debenture loans	32	1,781	1,562
Amounts owed to credit institutions	32	192	296
Other borrowings	32	1,150	1,767
Obligations of Jackson National Life under funding and stocklending arrangements	32	3,762	5,098
Other creditors including taxation and social security:
Banking business liabilities:
Egg	11	10,787	9,882
Jackson Federal Bank		894	902
Tax		851	924
Final dividend		214	341
Other creditors*		1,123	1,046

		21,148	22,254

Accruals and deferred income		650	638

Total liabilities*		161,726	151,991

*The 2002 figures for these lines have been restated (see note 4).

PRUDENTIAL PLC ANNUAL REPORT 2003	61

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BALANCE SHEET OF THE COMPANY
31 DECEMBER 2003

		2003	2002
	Note	£m	£m

Fixed assets
Investments:
Shares in subsidiary undertakings	29	4,000	5,500
Loans to subsidiary undertakings	29	2,526	2,160

		6,526	7,660

Current assets
Debtors:
Amounts owed by subsidiary undertakings		1,072	1,420
Other debtors		32	28
Cash at bank and in hand		156	36

		1,260	1,484

Less liabilities: amounts falling due within one year
Commercial paper	32	(1,041)	(1,632)
Other borrowings	32	(14)	(29)
Amounts owed to subsidiary undertakings		(17)	(14)
Tax payable		(184)	(126)
Final dividend		(214)	(341)
Sundry creditors		(29)	(19)
Accruals and deferred income		(44)	(43)

		(1,543)	(2,204)

Net current liabilities		(283)	(720)

Total assets less current liabilities		6,243	6,940

Less liabilities: amounts falling due after more than one year
Debenture loans	32	(2,262)	(1,703)
Amounts owed to subsidiary undertakings		(2,359)	(3,511)

		(4,621)	(5,214)

Total net assets		1,622	1,726

Capital and reserves
Share capital	28	100	100
Share premium	28	553	550
Profit and loss account	30	969	1,076

Shareholders’ funds		1,622	1,726

The financial statements on pages 56 to 96 were approved by the Board of directors on 19 March 2004.

SIR DAVID CLEMENTI	JONATHAN BLOOMER
CHAIRMAN	GROUP CHIEF EXECUTIVE

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

62	PRUDENTIAL PLC ANNUAL REPORT 2003

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CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 2003

		2003	2002
	Note	£m	£m

Operations
Net cash inflow from operating activities	34	88	31

Servicing of finance
Interest paid		(172)	(180)

Tax
Tax received		128	299

Acquisitions and disposals
Net cash inflow from:
Acquisition of subsidiary undertakings		–	(12)
Disposal of UK general business operations	11	–	353
Disposal of European businesses, net of reinsurance payments	35	27	–

Net cash inflow from acquisitions and disposals	34	27	341

Equity dividends
Equity dividends paid		(447)	(509)

Net cash outflow before financing		(376)	(18)

Financing
Issue of borrowings	34	829	86
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	34	(151)	(165)
Issues of ordinary share capital	34	30	40

Net cash inflow (outflow) from financing		708	(39)

Net cash inflow (outflow) for the year		332	(57)

The net cash inflow (outflow) was invested (financed) as follows:
Portfolio investments
Purchases:
Ordinary shares		1	39
Fixed income securities		962	3,209

		963	3,248

Sales:
Ordinary shares		(2)	(294)
Fixed income securities		(1,110)	(3,037)

		(1,112)	(3,331)

Net sales of portfolio investments	34	(149)	(83)
Increase in cash and short-term deposits, net of overdrafts	34	481	26

		332	(57)

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

PRUDENTIAL PLC ANNUAL REPORT 2003	63

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NOTES ON THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS
Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the United Kingdom, the United States and Asia. During 2003, the Group operated in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited, Prudential Retirement Income Limited, M&G Group plc and Egg plc. In the US the Group’s principal subsidiary is Jackson National Life Insurance Company.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK, Asia and Europe. The principal products written by Jackson National Life in the US are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

2.	BASIS OF PREPARATION
The consolidated financial statements are prepared in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985 which cover the disclosures applicable to insurance companies and groups.

The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP) and also in accordance with the revised Statement of Recommended Practice, ‘Accounting for Insurance Business’, issued in November 2003 by the Association of British Insurers (the revised SORP).

Compliance with the revised SORP is required for 2004 reporting but early adoption is encouraged. The Company has chosen to adopt early the revised SORP. Previously the consolidated financial statements were prepared in accordance with the 1998 version of the SORP. The only items of significance to the Group’s results for the changed provisions of the revised SORP relate to the accounting for certain types of reinsurance contracts. The results for 2002 have been restated for the altered accounting policy in this respect. Further details are shown in note 4.

The results of US operations and certain Asian operations are prepared on the basis of US GAAP, with non-insurance balances adjusted where necessary to comply with UK GAAP.

FRS 17, ‘Retirement benefits’ was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognised and disclosed in the financial statements. Under FRS 17 none of the requirements need be recognised in the primary financial statements for the years ended 31 December 2003 and 2002. However, for the 2003 financial statements disclosure is required of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognised gains and losses to illustrate the effect if the standard had been recognised in these primary financial statements. The Company has adopted the standard in this respect and details are disclosed in note 17.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2003. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group’s US and Asia fund management operations to long-term business funds.

The consolidated profit and loss account comprises a general business technical account (property and casualty insurance business), a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business), and a non-technical account. All transactions recorded in the general business technical account relate to discontinued operations. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group’s non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year.

In accordance with FRS 1, ‘Cash flow statements’, the statement of cash flows reflects only the cash flows of the Group’s non-insurance businesses included in the non-technical account and amounts transferred to shareholders’ funds from the Group’s long-term businesses.

The balance sheet of the Company is prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

3.	SIGNIFICANT ACCOUNTING POLICIES
Long-term business
The results are prepared in accordance with the modified statutory basis of reporting as set out in the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003.

Premiums and claims
Premium and annuity considerations for conventional with-profits policies and other protection-type life insurance policies are recognised when due. Premium and annuity considerations for linked policies, unitised with-profits policies and other investment-type policies are recognised when received or, in the case of unitised or unit linked policies, when units are issued. Premiums exclude any taxes or duties assessed based on premiums.

64	PRUDENTIAL PLC ANNUAL REPORT 2003

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3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Premiums and claims continued
Policy fees are charged to the linked, unitised with-profits and other investment-type policyholders’ account balances for mortality, asset management and policy administration. These fees are recognised as revenue when charged against the policyholders’ account balances.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

Deferred acquisition costs
Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

For with-profits business, the amortisation of the DAC asset is taken into account in determining the transfer from or to the fund for future appropriations. Movements on the DAC asset and amortisation for with-profits business have no direct impact on the profit attributable to shareholders.

For the business of Jackson National Life the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2003 and 2002, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Long-term business provision
UK Insurance Operations
Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called ‘with-profits’ policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the profit and loss activity related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

The overwhelming majority of the liabilities for business in-force of UK insurance operations are held by Prudential Assurance Company (PAC) and its subsidiaries Prudential Annuities Limited (PAL) and Prudential Retirement Income Limited (PRIL). The key features of the liabilities of these companies are as follows:

Conventional with-profits and other protection-type policies
The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they are implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for potential future capital growth.

The assumptions to which the estimation of the long-term business provision for these contracts is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0% at 31 December 2003 and 31 December 2002. There have been no significant changes to other key assumptions.

PRUDENTIAL PLC ANNUAL REPORT 2003	65

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

3.     SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Pension annuities
The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and range from 1.96% to 5.14% at 31 December 2003 and 2.4% to 5.4% at 31 December 2002. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. The only other noteworthy change to assumptions in 2003 was with respect to mortality, where the shape of the set of assumptions has been changed as part of the regular monitoring of mortality developments.

Accumulating with-profits business
For accumulating with-profits business, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

For PAC business the calculation is based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The provision is then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

An addition is made in respect of future premiums if this produces a higher provision. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

For PAC business, the provision has been taken as the lower of:
•	the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus; and
•	the surrender or transfer value which, having regard to policyholders’ reasonable expectations, would be payable at the valuation date, or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.0% to 5.0% at 31 December 2003 and 31 December 2002, while future reversionary bonuses are assumed to fall from current levels to zero in steps of 1.5% per year. There have been no significant changes of assumption for accumulating with-profits business.

Additional details for PAC, PAL and PRIL are given in the statutory accounts of those companies.

Jackson National Life
The future policyholder benefit provisions for Jackson National Life’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheet is the policyholder account balance.

Prudential Asia
The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the Prudential Assurance Company, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. For Hong Kong business the interest rate has reduced to 3.6% at 31 December 2003 from 3.75% at 31 December 2002 for traditional business and to 3.25% at 31 December 2003 from 3.75% at 31 December 2002 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia have been used in accordance with local regulations.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates range from 1.5% to 6.5%. In Japan, they range from 0.9% to 1.6%.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK modified statutory basis for UK operations with the same features.

Linked business
For all insurance operations, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheet.

66	PRUDENTIAL PLC ANNUAL REPORT 2003

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3.     SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Fund for future appropriations
The fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealised appreciation on investments. The FFA in respect of the Scottish Amicable Insurance Fund is wholly attributable, but not yet allocated, to policyholders of that fund. Details are shown in note 9.

Overseas subsidiaries
Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

In the case of Jackson National Life, US GAAP results are adjusted to comply with UK GAAP in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Further details are shown in note 12.

General insurance
General insurance business is accounted for on an annual accounting basis.

Revenue recognition
Premiums are recognised when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year end is recorded as an unearned premium provision and subsequently recognised in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

Claims
Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years’ claims provisions. Outstanding claims include claims incurred up to, but not paid, at the end of the accounting period, whether or not reported.

An unexpired risks provision is established for any excess of expected claims and deferred acquisition costs over unearned premiums and investment returns. The assessment of expected claims involves consideration of claims experience up to the end of the accounting period. No specific provision is made for major events occurring after this date.

Investment returns
Investment returns comprise investment income, realised gains and losses and changes in unrealised gains and losses, except for changes in unrealised gains and losses on debt securities held by Jackson National Life. Subject to provisions for permanent diminutions in value, debt securities held by Jackson National Life are carried at amortised cost.

Realised investment gains and losses represent the difference between the net sale proceeds and the cost of acquisition. Unrealised investment gains and losses represent the difference between the carrying value at the previous year end (or purchase value during the year) and the carrying value at the current year end.

Investment returns in respect of long-term business, including those on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

Investment returns on assets covering general business liabilities are allocated from the non-technical account to the general business technical account. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the long-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). Further details are provided in note 5.

Reinsurance
In the normal course of business, the Group seeks to reduce loss exposure arising primarily from catastrophes or other significant adverse events by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recorded in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers.

Under the provisions of the revised SORP, any reinsurance contract, where elements can be identified that do not result in the transfer of significant insurance risk, should be accounted for in two parts. Typically the elements that do not transfer significant insurance risk contain a financing component. For those contracts that do contain a financing component, the financing liability is recorded as a deposit due to the reinsurer. Previously, under the accounting policy applied up until 2002, an asset representing the present value of future margins on the ceded business from which the financing will be repaid has been recognised on the consolidated balance sheet to the extent the reinsurer has assumed the risk that such margins will emerge. However, on the change of accounting policy arising from the adoption of the revised SORP such assets are no longer established. Consistent with the altered accounting policy, the prior year adjustments reported in the 2003 financial statements, and as explained in more detail in note 4, include the removal of such assets from the restated 2002 results.

PRUDENTIAL PLC ANNUAL REPORT 2003	67

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

3.     SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Tax
The Group’s UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75% owned subsidiary of another UK company or both are 75% owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, issued in December 2000. The Company has chosen not to apply the option available under FRS 19 of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account. The deferred tax liability in respect of revaluation of investments is reflected in shareholders’ funds and the fund for future appropriations. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The tax charge for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

The balance of the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders’ portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in note 20.

Stock-based compensation
The Group offers share award and option plans for certain key employees and a Save As You Earn plan (SAYE plan) for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards.

In addition, shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees and is charged directly to the profit and loss account reserve within shareholders’ funds.

In December 2003, Urgent Issues Task Force abstract 38 (UITF 38) on accounting for Employee Share Ownership Trusts was issued. The main effect of UITF 38 is to extend the UITF approach of deducting the carrying value of shares from shareholders’ funds rather than accounting for the shares as an asset. An additional impact is that, although the effect is expected to be minor, UITF 38 necessitates the calculation of certain adjustments to the amounts recorded in the profit and loss account. In recognition of the timing of issue of UITF 38, compliance with the abstract is not mandatory for 2003 reporting. The Company has chosen not to adopt the provisions of UITF 38 in its 2003 results but will do so in its 2004 results.

Pension costs
These financial statements have been prepared in accordance with the provisions of SSAP 24, ‘Pension costs’. Disclosures of the movements in the financial position of the Company’s defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in note 17. Contributions to the Group’s defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

Land and buildings
Investments in tenant and Group occupied leasehold and freehold (directly owned) properties are carried at estimated fair value, with changes in estimated fair value included in investment returns. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

In accordance with SSAP 19, ‘Investment properties’, no depreciation is provided on investment properties (other than Group occupied) as the directors consider that these properties are held for investment purposes.

68	PRUDENTIAL PLC ANNUAL REPORT 2003

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3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Investments in participating interests
A participating interest is a beneficial equity investment where the Group exercises influence over the investee’s operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of 20% or more of the entity’s voting rights, is considered to be an investment in associate. The Group’s investments in associates are recorded at the Group’s share of net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss.

The Group’s investments in joint ventures are also recorded at the Group’s share of net assets. Other participating interests, where significant influence is not exercised, are carried as investments on the consolidated balance sheet at fair value.

Other financial investments
Other financial investments include equity securities, debt and other fixed income securities, mortgages and other loans, loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities
Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which, subject to provision for permanent diminutions in value, are carried at amortised cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Changes in fair value are recognised in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortised cost as permitted by paragraph 24 of Schedule 9A to the Companies Act 1985. The amortised cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life’s redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Further details of the valuation basis for fixed income securities of Jackson National Life are explained in note 12.

Mortgages and other loans
Loans collateralised by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortised discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders
Loans to policyholders are carried at unpaid principal balances and are fully collateralised by the cash value of policies.

Deposits with credit institutions
Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints, and are carried at fair value. Changes in fair value are included in investment returns for the year.

Shares in subsidiary undertakings
Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Derivatives
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For Jackson National Life, the accounting for derivative financial instruments is explained in note 12.

As part of the efficient portfolio management of the Life Fund of The Prudential Assurance Company Limited, the fund may, from time to time, invest in cash settled forward contracts over Prudential plc shares. This is in order to avoid a mismatch of the Life Fund’s investment portfolio with the investment benchmarks set for its equity based investment funds. The contracts will form part of the long-term investments of the Life Fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Securities lending
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group’s consolidated balance sheet; rather, they are retained within the appropriate investment classification. The Group’s policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral is included in other financial investments in the consolidated balance sheet with a corresponding liability being recorded to recognise the obligation to return such collateral. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

PRUDENTIAL PLC ANNUAL REPORT 2003	69

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Linked business funds
Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders that are wholly or partly determined by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheet. The technical provisions for linked liabilities on the consolidated balance sheet are determined based on the fair value of the underlying assets supporting the policies.

Tangible assets
Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalised and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Banking business assets and liabilities
Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances, net of allowances for loan losses. Loan provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default, specific loan provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan provisions during the year are included in the consolidated profit and loss account.

Liabilities relating to the Group’s banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

Further details of UK banking business assets and liabilities are contained in note 11.

Business acquisitions
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss account from the date of acquisition in the year acquired. Gross premiums of the entities are separately presented in the consolidated profit and loss account.

Effective 1 January 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheet and is amortised through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders’ funds. As permitted under the transitional arrangements of FRS 10, ‘Goodwill and intangible assets’, amounts previously charged to shareholders’ funds have not been reinstated as assets. Upon disposal of a business acquired prior to 1 January 1998 to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss account in determining the gain or loss on the sale.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio.

Shareholders’ dividends
Shareholders’ dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and then the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium
Share premium represents the difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued.

Foreign currency translation
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded as a component of shareholders’ funds within the statement of total recognised gains and losses.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

70	PRUDENTIAL PLC ANNUAL REPORT 2003

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4.	IMPLEMENTATION OF REVISED ABI STATEMENT OF RECOMMENDED PRACTICE
The Company has implemented the revised Statement of Recommended Practice (SORP) for accounting for insurance business that was issued by the Association of British Insurers in November 2003. The only significant effect of the revised SORP on the Group's financial statements is for altered timing of profit recognition and related assets and liabilities for those reinsurance contracts where elements can be identified that do not result in the transfer of significant insurance risk.

The summary effects of the changes on the Group's earnings, assets and liabilities and shareholders' funds are shown below:

Revised basis of recognition after implementing the revised SORP
	2003		2002
Summarised profit and loss account and earnings per share	£m		£m

Profit on ordinary activities before tax	350		501
Tax	(144)		(42)

Profit for the year before minority interests	206		459
Minority interests	2		9

Profit for the year after minority interests	208		468

Basic earnings per share	10.4	p	23.5	p

Balance sheet
Present value of future margins relating to advances from reinsurers	–		–
Present value of acquired in-force long-term business	108		133
Other assets, net of liabilities	3,170		3,480

Net assets representing shareholders' funds	3,278		3,613

Previous basis of recognition applying 1998 version of the SORP
	Memorandum		Previously
	only		published
	2003		2002
Summarised profit and loss account and earnings per share	£m		£m

Profit on ordinary activities before tax	340		484
Tax	(147)		(44)

Profit for the year before minority interests	193		440
Minority interests	2		9

Profit for the year after minority interests	195		449

Basic earnings per share	9.8	p	22.6	p

Balance sheet
Present value of future margins relating to advances from reinsurers	85		118
Present value of acquired in-force long-term business	94		113
Other assets, net of liabilities	3,141		3,437

Net assets representing shareholders' funds	3,320		3,668

PRUDENTIAL PLC ANNUAL REPORT 2003	71

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

5.	SUPPLEMENTAL EARNINGS INFORMATION
The Group uses operating profit based on long-term investment returns before amortisation of goodwill and exceptional items as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson National Life and certain businesses of Prudential Asia.

For the Group’s continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the UK general business that was sold in 2002, a comparison of actual and long-term gains is as follows:

	1993 to		1993 to		1993 to		1993 to
	2003	2003	2002	2002	2001	2001	2000
	£m	£m	£m	£m	£m	£m	£m

Actual gains attributable to shareholders:
Jackson National Life	(517)	6	(523)	(342)	(181)	(394)	213
Other operations	440	15	425	66	359	(71)	430

	(77)	21	(98)	(276)	178	(465)	643

Long-term gains credited to operating results:
Jackson National Life	25	(87)	112	(84)	196	(26)	222
Other operations	289	21	268	8	260	28	232

	314	(66)	380	(76)	456	2	454

Excess (shortfall) of actual gains over long-term gains	(391)	87	(478)	(200)	(278)	(467)	189

For the purposes of determining the long-term investment returns of Jackson National Life, from 2001 realised gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life, from 2001 a long-term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

In years prior to 2001, long-term investment returns for Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both debt securities and other types of security. Comparatives for the aggregate long-term gains credited to operating results for the years 1993 to 2000 in the table shown above have not been restated for the refinement in policy, as the effect is not material.

For 2002, the other principal component of actual gains attributable to shareholders is revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected long-term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in 2002. For these investments the long-term rate of return applied in 2001 was 7.5%. The long-term dividend yield was assumed to be 2.6%.

The overwhelming majority of long-term gains and losses, and the difference between actual and long-term gains, arises from the accounting treatment of averaging realised gains and losses of Jackson National Life's fixed income securities over a five-year period within operating results. The only significant part of the investment portfolio for shareholder backed business where an assumed rate has been applied in the calculation of long-term gains to be included in operating profits is the aforementioned 7.75% for equity-related investments of Jackson National Life. For this part of the portfolio, a 1% change would alter operating results by approximately £4m.

In addition to the adjustments made for investment returns, as described above, operating profit excludes amortisation of goodwill and gains on business disposals and similar items.

In accordance with FRS 3, the presentation of additional supplementary earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit, the Group has used the expected long-term investment return and excluded amortisation of goodwill and exceptional items as the directors believe that such presentation better reflects the Group’s underlying performance on a statutory basis of measurement.

72	PRUDENTIAL PLC ANNUAL REPORT 2003

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5.	SUPPLEMENTAL EARNINGS INFORMATION CONTINUED
The Group’s supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortisation of goodwill and exceptional items to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before				Basic
	tax	Tax	Minority		earnings
	(note 8)	(note 20)	interests	Net	per share
	£m	£m	£m	£m	Pence

2003
Operating profit based on long-term investment returns
before amortisation of goodwill and exceptional items	357	(106)	6	257	12.9	p
Amortisation of goodwill	(98)			(98)	(4.9	)p
Short-term fluctuations in investment returns:
Jackson National Life	93	(32)		61	3.0	p
Other†	(2)	(6)	(4)	(12)	(0.6	)p

Profit on ordinary activities	350	(144)	2	208	10.4	p

2002 (restated*)
Operating profit based on long-term investment returns
before amortisation of goodwill and exceptional items*	449	(120)	4	333	16.7	p
Amortisation of goodwill	(98)			(98)	(4.9	)p
Short-term fluctuations in investment returns:
Jackson National Life	(258)	100		(158)	(8.0	)p
Other (principally Asia)†	53	(9)	5	49	2.5	p
Profit on sale of UK general business operations	355	(13)		342	17.2	p

Profit on ordinary activities*	501	(42)	9	468	23.5	p

* The 2002 figures for these lines have been restated (see note 4).
† The adjustment from post-tax long-term investment returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term to actual investment returns, includes gains of £4m (losses of £5m) attributable to the minority interests in these funds.

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	2003	2002
	Millions	Millions

Weighted average shares for basic earnings per share	1,996	1,988
Shares under option at end of year (note 28)	16	14
Number of shares that would have been issued at fair value on assumed option exercise	(14)	(11)

Weighted average shares for diluted earnings per share	1,998	1,991

6. SEGMENTAL INFORMATION – ANALYSIS OF LONG-TERM BUSINESS GROSS PREMIUMS WRITTEN
	2003	2002
	£m	£m

UK and Europe Insurance Operations	7,264	8,675
Jackson National Life	4,369	6,098
Prudential Asia	2,148	1,896

Total	13,781	16,669

The analysis of gross premiums written is based on the territory of the operating unit assuming the risk. A similar analysis by territory of risk would not be materially different.

PRUDENTIAL PLC ANNUAL REPORT 2003	73

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

7.	SEGMENTAL INFORMATION – INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS
Insurance Products and Investment Products
	Insurance Products		Investment Products		Total

	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m

UK and Europe Operations	4,448	5,808	3,797	3,731	8,245	9,539
Jackson National Life	4,066	5,757	–	–	4,066	5,757
Prudential Asia	989	944	18,157	13,661	19,146	14,605

Group total	9,503	12,509	21,954	17,392	31,457	29,901

Insurance Products – New Business Premiums
	Single		Regular		Annual Equivalents

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations
Direct to customer
Individual annuities	657	683	–	–	66	68
Individual pensions and life	22	74	12	15	14	23
Department of Work and Pensions rebate business	280	215	–	–	28	22

Total	959	972	12	15	108	113

Business to Business
Corporate pensions	488	350	127	114	176	149
Individual annuities	223	212	–	–	22	21

Total	711	562	127	114	198	170

Intermediated distribution
Life	1,065	2,179	22	18	128	236
Individual annuities	828	860	–	–	83	86
Bulk annuities	287	710	–	–	29	71
Individual and corporate pensions	120	162	29	48	41	65
Department of Work and Pensions rebate business	103	90	–	–	10	9

Total	2,403	4,001	51	66	291	467

Partnerships
Life and individual annuities	98	11	–	–	10	1

Europe
Life	87	42	–	25	9	29

Total UK and Europe Insurance Operations	4,258	5,588	190	220	616	780

Jackson National Life
Fixed annuities	1,375	2,708	–	–	138	271
Equity linked indexed annuities	255	254	–	–	25	25
Variable annuities	1,937	1,363	–	–	194	136
Life	–	–	13	22	13	22
Guaranteed Investment Contracts	183	292	–	–	18	29
GIC – Medium Term Notes	303	1,118	–	–	30	112

Total	4,053	5,735	13	22	418	595

Prudential Asia
China	7	5	11	8	12	9
Hong Kong	189	140	83	84	102	98
India (Group's 26% interest)	4	4	16	6	16	6
Indonesia	27	11	31	19	34	20
Japan	9	9	35	39	36	40
Korea	19	–	30	10	32	10
Malaysia	11	15	59	59	60	61
Singapore	181	279	57	46	75	74
Taiwan	28	14	132	145	135	146
Other	7	2	53	49	53	49

Total	482	479	507	465	555	513

Group total	8,793	11,802	710	707	1,589	1,888

Annual Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

74	PRUDENTIAL PLC ANNUAL REPORT 2003

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7.     SEGMENTAL INFORMATION – INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS CONTINUED
Investment Products – Funds Under Management (FUM)

				Market
	FUM	Gross		and other	FUM
	1 Jan 2003	inflows	Redemptions	movements	31 Dec 2003
	£m	£m	£m	£m	£m

UK and Europe Operations	20,284	3,797	(2,444)	2,555	24,192
Prudential Asia	5,232	18,157	(16,635)	(158)	6,596

Group total	25,516	21,954	(19,079)	2,397	30,788

8.     SEGMENTAL INFORMATION – PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	Balance on		Balance on long-term
	general business		business technical
	technical account		account before tax		Other activities		Total

				Restated				Restated
	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit before amortisation
of goodwill and exceptional items
UK and Europe Insurance Operations*	0	0	256	372			256	372
M&G					83	71	83	71
Egg					(34)	(20)	(34)	(20)

Total UK and Europe Operations*	0	0	256	372	49	51	305	423

US Operations:
Jackson National Life			165	139			165	139
Broker-dealer and fund management					(3)	14	(3)	14

Total US Operations			165	139	(3)	14	162	153

Prudential Asia (net of development
expenses of £27m (£26m))			71	62			71	62
Other income and expenditure:
Investment income (including realised gains)†					60	223	60	223
Unrealised losses on investments					(10)	(217)	(10)	(217)
Allocations to technical accounts					70	(207)	70	(207)
Investment management expenses (note 16)					0	(1)	0	(1)
Short-term fluctuations in investment returns					(91)	205	(91)	205

Investment return and other income†					29	3	29	3
Interest payable on core structural
borrowings (note 16)					(143)	(130)	(143)	(130)
Corporate expenditure:
Group Head Office					(43)	(36)	(43)	(36)
Asia Regional Head Office					(24)	(26)	(24)	(26)

Total					(181)	(189)	(181)	(189)

Group operating profit before
amortisation of goodwill and
exceptional items*	0	0	492	573	(135)	(124)	357	449

Items excluded from operating profit
before amortisation of goodwill
Amortisation of goodwill (note 21)					(98)	(98)	(98)	(98)
Short-term fluctuations in investment
returns (note 5)					91	(205)	91	(205)
Profit on sale of UK general business operations (note 11)					–	355	–	355

					(7)	52	(7)	52

Statutory basis profit on ordinary
activities before tax*	0	0	492	573	(142)	(72)	350	501

*The 2002 figures for these lines have been restated (see note 4).
†Investment income is shown after deducting interest payable on non-core borrowings, as described in note 16.

PRUDENTIAL PLC ANNUAL REPORT 2003	75

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

9.     SEGMENTAL INFORMATION – NET ASSETS
A segmental analysis of the fund for future appropriations and the technical provisions net of reinsurers’ share is set out below which, although liabilities, provides a more useful indication of the assets supporting the business:

		Restated
	2003	2002
Fund for future appropriations and net technical provisions	£m	£m

Fund for future appropriations:
Scottish Amicable Insurance Fund of Prudential Assurance Company (PAC)
(closed to new business and wholly attributable but not allocated to policyholders)†	1,404	437
Other funds	11,242	7,226

	12,646	7,663
Technical provisions (net of reinsurers’ share)*	120,449	115,004

Total*	133,095	122,667

Comprising:
UK and Europe Operations*	102,554	93,036
Jackson National Life	23,854	24,074
Prudential Asia	6,687	5,557

	133,095	122,667

*The 2002 figures for these lines have been restated (see note 4).
†The Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred from the Scottish Amicable Life Assurance Society to PAC in 1997. No new business is written in the sub-fund. The SAIF sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of unitised with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. With the exception of certain guaranteed annuity products (as described in note 33), SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

10.      SEGMENTAL INFORMATION – SHAREHOLDERS’ FUNDS

		Core			Core
		structural			structural
		borrowings of		Restated	borrowings of
	Net assets	shareholder		net assets	shareholder
	before core	financed		before core	financed	Restated
	shareholder	operations	Shareholders’	shareholder	operations	shareholders’
	borrowings	(note 32)	funds	borrowings	(note 32)	funds
	2003	2003	2003	2002	2002	2002
Analysis of shareholders’ capital and reserves	£m	£m	£m	£m	£m	£m

UK and Europe Operations:
Long-term business operations*	612		612	554		554
M&G	336		336	382		382
Egg (note 11)†	348		348	369		369

	1,296		1,296	1,305		1,305

US Operations†:
Jackson National Life (note 12)	2,398	(140)	2,258	2,529	(155)	2,374
Broker-dealer and fund management (note 12)	71		71	75		75

	2,469	(140)	2,329	2,604	(155)	2,449

Prudential Asia	627		627	579		579

Other operations:
Goodwill†	1,445		1,445	1,540		1,540
Holding company net borrowings	432	(2,427)	(1,995)	226	(2,297)	(2,071)
Other net liabilities	(424)		(424)	(189)		(189)

	1,453	(2,427)	(974)	1,577	(2,297)	(720)

Total*	5,845	(2,567)	3,278	6,065	(2,452)	3,613

*The 2002 figures for these lines have been restated (see note 4).
†Total goodwill comprises amounts included in:
					2003	2002
					£m	£m

Other operations relating to M&G and acquired Asian businesses					1,445	1,540
US operations relating to broker-dealer and banking businesses					53	58
Egg relating mainly to Zebank, France					6	6

Total (note 21)					1,504	1,604

76	PRUDENTIAL PLC ANNUAL REPORT 2003

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11.     SEGMENTAL INFORMATION – UK OPERATIONS
(i)     General business

	Gross
	premiums written		Underwriting result		Investment return		Operating profit

	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Home and motor business	–	329	0	0	–	–	0	0
Commercial business	–	–	(7)	(8)	7	8	0	0

Total	–	329	(7)	(8)	7	8	0	0

In 2002 the Company sold its UK home and motor business for a consideration of £353m. After allowing for the costs of sale and other related items, the profit on sale was £355m before tax. As part of the sale arrangements, the insurance liabilities of the business at the end of 2001 and gross premiums written in 2002 were fully reinsured. This business is now in run-off, as is the Group’s UK commercial business that was closed to new business in 1992.

(ii)     Egg

	Operating result

	2003	2002
	£m	£m

Interest receivable from:
Loans and advances to customers	470	376
Debt securities	177	189
Other	184	100

	831	665

Interest payable on:
Customer accounts	(239)	(268)
Other	(323)	(173)

	(562)	(441)

Net interest income	269	224
Other operating income	155	103

Operating income	424	327

Administrative expenses	(288)	(234)
Provision for bad and doubtful debts	(137)	(85)
Other expenses	(33)	(28)

Net operating loss before tax	(34)	(20)

	Balance sheet

	2003	2002
	£m	£m

Assets
Loans and advances to banks	330	239
Loans and advances to customers	6,718	5,546
Debt securities	4,157	4,268
Other banking business assets	449	473

Total banking business assets	11,654	10,526
Other assets	41	39

Total	11,695	10,565

Liabilities
Customer accounts	6,452	8,016
Debt securities issued (note 32)	1,423	1,015
Securities sold under agreements to repurchase (note 32)	829	0
Deposits by banks	1,610	501
Other banking business liabilities	473	350

Total banking business liabilities	10,787	9,882
Debenture loans (note 32)	451	202
Other liabilities including tax	23	20

	11,261	10,104
Shareholders’ funds:
Group share	348	369
Minority interests	86	92

Total	11,695	10,565

PRUDENTIAL PLC ANNUAL REPORT 2003	77

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

12.   US OPERATIONS – ADDITIONAL DETAIL ON BASIS OF PRESENTATION OF RESULTS
The results of US Operations, mainly Jackson National Life (JNL), are consolidated into the Group accounts based on US Generally Accepted Accounting Principles (US GAAP). However, certain adjustments are made in the Group’s consolidated financial statements to the US GAAP results reported in Jackson National Life’s own financial statements in order to comply with UK GAAP, with the Group’s accounting policies, and to reflect appropriately the US Operations segmental result, as set out below:

		Reverse FAS 115 and FAS 133 effects (notes (i) and (ii)) and adjust for minority interests (note (iii))
			US GAAP adjusted for minority interests and reversal of FAS 115 and FAS133 effects
					Long-term investment returns and other minor adjustments (note (iv))
						US Operations
						segmental result for
	US GAAP per JNL financial statements					UK Modified Statutory
Reconciliation from JNL 2003 US GAAP basis result to UK GAAP result for US Operations						Basis GAAP purposes
				Other US subsidiaries		(note (v))

	US$m	US$m	US$m	US$m	US$m	US$m	£m

Profit and loss account
Operating profit:
Jackson National Life	729	(340)	389		(120)	269	165
Broker-dealer and fund management				23	(27)	(4)	(3)
Realised investment gains (losses), net
of related change to amortisation of
acquisition costs (note (ii)) (US GAAP
as published also includes the change
in the fair value of hedging instruments)	(217)	144	(73)		73
Short-term fluctuations in investment returns					153	153	93
Amortisation of goodwill				(2)	(6)	(8)	(5)

Profit before tax before minority interests	512	(196)	316	21	73	410	250
Minority interests (note (iii))	(15)	15	–

Profit before tax after minority interests	497	(181)	316	21	73	410	250

Tax (charge) credit:
on operating profit	(255)	119	(136)	(8)	52	(92)	(58)
on realised investment gains and
losses and minority interests	81	(56)	25		(25)
on short-term fluctuations in
investment returns					(54)	(54)	(32)

Total tax charge	(174)	63	(111)	(8)	(27)	(146)	(90)

Net income	323	(118)	205	13	46	264	160

Movements in shareholders' funds
Net income (as shown above)	323	(118)	205	13	46	264
Capital contributions	49		49	16		65
Net movement in other comprehensive
income	365	(334)	31		(31)
Dividends paid to intermediate holding
company	(85)		(85)	(20)		(105)

Total movement in year	652	(452)	200	9	15	224
Shareholders’ funds at beginning of year	3,750	47	3,797	121	27	3,945

Shareholders’ funds at end of year	4,402	(405)	3,997	130	42	4,169

Comprising:
Jackson National Life						4,042	2,258
Broker-dealer and fund management						127	71

						4,169	2,329

78	PRUDENTIAL PLC ANNUAL REPORT 2003

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12.   US OPERATIONS – ADDITIONAL DETAIL ON BASIS OF PRESENTATION OF RESULTS CONTINUED
(i)   The valuation basis of debt securities – reversal of FAS 115 effects
Under US GAAP debt securities classified as ‘available for sale’ under Financial Accounting Standard (FAS) 115 are carried in the balance sheet at fair value with movements on unrealised appreciation accounted for directly within shareholders’ reserves as ‘Other Comprehensive Income’. By contrast, consistent with the ABI SORP, for Group reporting purposes, all fixed income securities are carried at amortised cost subject to provision for permanent diminution in value. This accounting treatment is appropriate as the securities are held as part of a portfolio of such securities intended to be held to maturity. Movements in unrealised appreciation arising from changes in the fair value of these securities do not feature as a part of the Group’s UK GAAP accounting.

(ii)   The valuation basis of hedging derivative instruments – reversal of FAS 133 effects
Under FAS 133, all derivative instruments are recognised in the balance sheet at their fair values and changes in such fair values are recognised immediately in earnings unless specific hedging criteria are met. Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management programme. However, Jackson National Life has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment.

Net earnings for Jackson National Life on a US GAAP basis reflect increased volatility owing to fair value fluctuations on its derivative instruments, particularly for interest rate swaps that are regularly used to manage risks associated with movements in interest rates. However, the largely offsetting change in the fair value of hedged investments will remain as an adjustment taken directly to shareholders’ funds under US GAAP, as described in note (i). This position can be contrasted with the position under UK GAAP where hedge accounting for relevant derivative instruments is still appropriate. Accordingly, gains and losses recognised under FAS 133 are eliminated in order to comply with UK GAAP.

(iii)   Minority interests
The UK GAAP results are determined after adjustment for minority interests. For UK reporting purposes the segmental result of Jackson National Life reflects its proportionate interests in the results of two investment funds that are consolidated as quasi-subsidiaries.

(iv)   Presentation of investment returns within the UK basis performance statements
Profit (loss) on ordinary activities before tax
With the exception of the elimination of FAS 133 effects, as explained in note (ii), and revaluation gains on certain equity-based securities that are recorded within Other Comprehensive Income under US GAAP, the total profit (loss) under UK GAAP is the same as under US GAAP.

Operating profit
Under US GAAP, the convention is to refer to operating income as income before realised gains and losses and related amortisation of acquisition costs. Under UK GAAP, consistent with the ABI SORP, operating profit is determined after inclusion of long-term investment returns i.e. investment income and estimated long-term capital gains. Details of the method for determining long-term returns for Jackson National Life are explained in note 5.

(v) Exchange rates

US$ to £

Average for 2003 applied to profit and loss account	1.64
Year end 2003 applied to shareholders’ funds	1.79

13. INVESTMENT INCOME
	Long-term business		Non-technical
	technical account		account

	2003	2002	2003	2002
	£m	£m	£m	£m

Income from:
Land and buildings	908	837	0	0
Listed investments	5,146	5,186	10	11
Other investments	630	692	91	74

	6,684	6,715	101	85
Gains (losses) on the realisation of investments	651	(219)	5	198
Exchange gains	687	520	0	0

Total	8,022	7,016	106	283

PRUDENTIAL PLC ANNUAL REPORT 2003	79

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

14.   LONG-TERM BUSINESS PROVISIONS, PREMIUMS AND POLICYHOLDERS’ BONUSES
(i)   Technical provisions and technical provisions for linked liabilities
The following table provides an analysis of technical provisions between with-profits and non-participating business:

	2003	2002
	%	%

Scottish Amicable Insurance Fund^	10	10
Financed by with-profits funds:
With-profits business	41	42
Non-participating business†	9	10

Shareholder financed business:
Non-participating business	23	24
Linked business	17	14

Total	100	100

(ii) Gross premiums
The following table provides an analysis of gross premiums between with-profits and non-participating business:
	2003	2002
	%	%

Scottish Amicable Insurance Fund^	2	2

Financed by with-profits funds:
With-profits business	25	30
Non-participating business†	1	1

Shareholder financed business:
Non-participating business	54	56
Linked business	18	11

Total	100	100

^The Scottish Amicable Insurance Fund is closed to new business. The assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

†Annuity business written by Prudential Annuities Limited, a subsidiary of the with-profits fund of the Prudential Assurance Company Limited (PAC), and by a separate fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society.

(iii)   Policyholders’ bonuses
Bonuses declared for the year in respect of the Group’s with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders’ bonuses was £2,280m (£3,009m).

15. NET OPERATING EXPENSES
	Long-term business		General business
	technical account		technical account

		Restated
	2003	2002	2003	2002
	£m	£m	£m	£m

Acquisition costs	1,188	1,315	–	–
Change in deferred acquisition costs*	(3)	(225)	–	–
Administrative expenses	633	688	3	3
Amortisation of present value of acquired in-force business (note 27)*	26	27	–	–

Total*	1,844	1,805	3	3

*The 2002 figures for these lines have been restated (see note 4).

Net operating expenses in the consolidated profit and loss account also include corporate expenditure of £67m (£62m) in the non-technical account.

80	PRUDENTIAL PLC ANNUAL REPORT 2003

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16.	INVESTMENT EXPENSES AND CHARGES
	Long-term business		Non-technical
	technical account		account

	2003	2002	2003	2002
	£m	£m	£m	£m

Interest payable on core structural borrowings	–	–	143	130
Interest on bank loans and overdrafts	40	35	0	0
Interest on other borrowings	92	112	46	60

Total interest payable	132	147	189	190
Investment management expenses	349	352	0	1

Total	481	499	189	191

Long-term business interest payable includes £81m (£96m) in respect of products in the nature of funding arrangements entered into by Jackson National Life.

Long-term business investment management expenses include management fees charged by M&G and the Group’s US and Asia fund management operations and fees paid to external property managers.

Interest on other borrowings in the non-technical account includes £2m (£9m) in respect of non-recourse borrowings of investment funds managed by PPM America, £26m (£11m) in respect of Egg debenture loans and £18m (£40m) in respect of commercial paper and other borrowings that support a short-term fixed income securities reinvestment programme. Further details on borrowings are included in note 32.

17.	INFORMATION ON STAFF AND PENSION COSTS
The average numbers of staff employed by the Group during the year were:

	2003	2002

UK and Europe Operations	11,473	12,687
US Operations	2,742	2,661
Prudential Asia	6,797	5,741

Total	21,012	21,089

The costs of employment were:
	2003 £m	2002 £m

Wages and salaries	710	678
Social security costs	54	51
Other pension costs (see below)	48	47

Total	812	776

Pension costs
The Group has chosen not to fully implement FRS 17 ‘Retirement benefits’ for the 2003 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 ‘Pension costs’. £32m (£34m) of the costs related to defined benefit schemes and £16m (£13m) to defined contribution schemes. In addition, £12m (£11m) of the costs related to overseas schemes.

Actuarial valuation and funding
The Group operates a number of pension schemes around the world. The largest scheme is the Prudential Staff Pension Scheme (PSPS). This Scheme is primarily a defined benefit scheme but no employees with employment offers after 31 July 2003 are eligible for membership of the defined benefit section of the Scheme. On the FRS 17 basis of valuation described below, 91% of the liabilities of Group defined benefit schemes are accounted for within PSPS.

This Scheme has assets held in separate trustee administered funds and was last subject to full triennial actuarial valuation as at 5 April 2002 by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 6.6% per annum, pensionable earnings growth 4.5% per annum, increases to pensions in payment 2.5% per annum and dividend growth 3.5% per annum.

The market value of Scheme assets as at that date was £4,034m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers’ contribution rate has continued at the minimum prescribed under the Scheme rules, which is 12.5% of salaries.

PRUDENTIAL PLC ANNUAL REPORT 2003	81

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
Pension costs continued
The position at 31 December 2003, applying the methodology used for the valuation at 5 April 2002, has not been calculated and no external advice has been taken in this regard. On an indicative basis only, the funding level is expected to have reduced since the time of the 2002 valuation from the 110 per cent level, but an update of the valuation results to 31 December 2003 would be expected to reveal a more balanced funding level than the FRS 17 balance sheet disclosure (see below) suggests. This is primarily as a result of adopting an investment return assumption for funding which is based on the long-term expected returns on the assets held by the Scheme, rather than bond assumptions prescribed by FRS 17.

The employers’ contribution is required to be paid as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognised as an asset in the Group’s financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities, whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding cost. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

FRS 17 basis disclosure
(i) Basis of valuation and scheme assets and liabilities
Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2003 applying the principles prescribed by FRS 17.

The key assumptions adopted for the FRS 17 basis valuations were:

	31 Dec 2003	31 Dec 2002

Price inflation	2.70%	2.25%
Rate of increase in salaries	4.70%	4.25%
Rate of increase of present and future pensions	2.70%	2.25%
Rate used to discount scheme liabilities	5.40%	5.50%

The assets in the schemes and the expected rates of return were:

	31 Dec 2003		31 Dec 2002

		Long-term		Long-term
		expected		expected
	Assets	rate of	Assets	rate of
	£m	return	£m	return

Equities	2,671	7.75%	2,501	8.00%
Bonds	639	5.00%	473	5.00%
Properties	564	7.00%	536	7.75%
Other assets	116	4.00%	60	4.00%

Total value of assets	3,990	7.10%	3,570	7.50%

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

The present value of the liabilities of the three schemes at 31 December 2003 was £4,592m (31 December 2002 £4,117m). The resulting scheme deficit arising from the excess of liabilities over assets at 31 December 2003 comprised £457m attributable to the PAC with-profits fund and £145m attributable to shareholder operations. At 31 December 2002, the resulting scheme deficit comprised £426m attributable to the PAC with-profits fund and £121m attributable to shareholder operations.

The movements in the difference between scheme assets and liabilities were:

	31 Dec 2003	31 Dec 2002
	£m	£m

Current service cost	(62)	(65)
Contributions	32	34
Other finance income	39	88
Actuarial losses	(64)	(1,189)

Net reduction	(55)	(1,132)

82	PRUDENTIAL PLC ANNUAL REPORT 2003

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17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
(ii)	Pension scheme liability attributable to shareholder operations if FRS 17 had been adopted
Movements on the pension scheme liability attributable to shareholder operations that would have been recognised in the Group’s primary statements had FRS 17 been implemented are as follows:
Profit and
	Net pension	loss account	Actuarial		Net pension
	liability	charge	losses		liability
	attributable	attributable	attributable	Contributions	attributable
	to	to	to	paid by	to
	shareholders	shareholders	shareholders	shareholder	shareholders
	1 Jan 2003	(note (a))	(note (b))	operations	31 Dec 2003
	£m	£m	£m	£m	£m

Gross of tax liability	(121)	(12)	(23)	11	(145)
Related deferred tax asset	36	4	7	(3)	44

Net of tax liability	(85)	(8)	(16)	8	(101)

(a) Profit and loss charge attributable to shareholders
This comprises:
	2003	2002
	£m	£m

Operating charge (all current service cost)	(62)	(65)
Finance income (expense):
Interest on pension scheme liabilities	(222)	(212)
Expected return on pension scheme assets	261	300

	39	88

Total profit and loss account charge	(23)	23
less: amount attributable to PAC with-profits fund†	11	(24)

Profit and loss account charge attributable to shareholders	(12)	(1)

† Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall profit and loss account result is not directly affected by the level of pension cost or other expenses.

(b)	Actuarial losses attributable to shareholders
This comprises losses charged to the statement of total recognised gains and losses, after adjusting for amounts attributable to the PAC with-profits fund:
	2003	2002
	£m	£m

Actual less expected return on pension scheme assets (8% (26%) of pension scheme assets)	311	(932)
Experience losses on scheme liabilities (0% (1%) of the present value of scheme liabilities)	(3)	(38)
Changes in assumptions underlying the present value of scheme liabilities	(372)	(219)

Total actuarial losses (1% (29%) of the present value of the scheme liabilities)	(64)	(1,189)
less: amounts attributable to the PAC with-profits fund	41	914

Pre-tax impact on the statement of total recognised gains and losses attributable to shareholders	(23)	(275)
Related deferred tax	7	82

Net amount attributable to shareholders’ funds	(16)	(193)

(iii)	Pension scheme liability attributable to the PAC with-profits fund if FRS 17 had been adopted
Movements on the pension scheme liability attributable to the PAC with-profits fund that would have been recognised in the Group’s primary statements had FRS 17 been implemented are as follows:
Charge to
	Net pension	long-term			Net pension
	liability	technical	Actuarial		liability
	attributable	account	losses	Contributions	attributable
	to PAC	attributable	attributable	paid by	to PAC
	with-profits	to PAC	to PAC	PAC	with-profits
	fund	with-profits	with-profits	with-profits	fund
	1 Jan 2003	fund	fund	fund	31 Dec 2003
	£m	£m	£m	£m	£m

Gross of tax liability	(426)	(11)	(41)	21	(457)
Related deferred tax asset	46	1	1	(2)	46

Net of tax liability	(380)	(10)	(40)	19	(411)

PRUDENTIAL PLC ANNUAL REPORT 2003	83

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
Comparison of FRS 17 basis results with results on SSAP 24 basis
Balance sheet
	31 Dec 2003 SSAP 24 basis As published £m		31 Dec 2003 FRS 17 basis Memorandum information £ m	31 Dec 2002 SSAP 24 basis As primary financial statements £m		31 Dec 2002 FRS 17 basis Memorandum information £ m

Pension scheme liability attributable to shareholders and PAC with-profits fund (net of related deferred tax)	Nil	†	(512)	Nil	†	(465)
Fund for future appropriations	12,646		12,235	7,663		7,283
Shareholders’ funds	3,278		3,177	3,613		3,528

†Surplus on actuarial basis of valuation not recognised due to minimum contribution requirement under Scheme rules (see page 82).

Profit and loss account
	SSAP 24 basis As primary financial statements 2003 £m	FRS 17 basis Memorandum information 2003 £ m

Pensions costs charged to technical accounts and non-technical account for defined benefit and defined contribution schemes	(48)	(39)
Tax charge attributable to long-term business charged to the long-term technical account	(828)	(829)
Transfer to fund for future appropriations charged to the long-term technical account	(5,021)	(5,030)
Operating profit before amortisation of goodwill	357	356

18.	DIRECTORS’ REMUNERATION
Information on directors’ remuneration is given in the Remuneration Report on pages 38 to 52. Apart from the transactions with directors shown below, no director had an interest in shares, transactions or arrangements which requires disclosure, other than those given in the above Report.

	Number of persons	£000

Mortgages and other borrowings from Egg plc at 31 December 2003	4	311

These transactions are on normal commercial terms and in the ordinary course of business.

19.	FEES PAYABLE TO AUDITORS

	2003	2002
	£m	£m

Audit services:
Statutory audit fees	3.6	3.3
US GAAP work	0.7	0.6
Achieved profits basis audits	0.1	0.1
Audit related regulatory reporting	0.5	0.7

	4.9	4.7
Further assurance services:
Regulatory reviews	–	1.3
Acquisitions and disposals due diligence	–	0.4
Tax services:
Compliance	0.1	–
Advice	0.2	0.2
Other services	1.6	2.6

Total	6.8	9.2

Statutory audit fees include £0.1m (£0.1m) in respect of the Company. Fees, excluding statutory audit fees, payable to KPMG Audit Plc and its associates include £3.0m (£4.9m) for work performed in the UK.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditors may provide, consistent with the guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ and with the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors’ objectivity and independence.

84	PRUDENTIAL PLC ANNUAL REPORT 2003

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20.	TAX
(i)	Profit and loss account tax charge (credit)
The tax expense for certain long-term business operations is attributable to shareholders and policyholders. The shareholders’ portion of tax is determined using the long-term tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to the long-term business technical account and shareholders’ profits in the non-technical account is shown below:

	Long-term business		Non-technical account
	technical account		(attributable to
	(attributable to		shareholders’
	long-term funds)		profits)

(a) Between current and deferred tax expense (benefit)		Restated		Restated
	2003	2002	2003	2002
	£m	£m	£m	£m

Current:
UK*	279	320	49	103
Foreign	106	248	126	(17)

	385	568	175	86

Deferred:
UK	436	(1,081)	(27)	(34)
Foreign	7	(148)	(4)	(10)

	443	(1,229)	(31)	(44)

Total*	828	(661)	144	42

	Long-term business		Non-technical account
	technical account		(attributable to
	(attributable to		shareholders’
	long-term funds)		profits)

(b) By category of tax expense (benefit)		Restated		Restated
	2003	2002	2003	2002
	£m	£m	£m	£m

UK corporation tax*	318	334	(38)	44
Double tax relief	(15)	(18)	(3)	(4)
Overseas tax	106	248	57	(90)
Adjustments in respect of prior years	(24)	4	(13)	(3)

	385	568	3	(53)
Deferred tax	443	(1,229)	(13)	(77)

	828	(661)	(10)	(130)

Shareholder tax attributable to balance on the long-term business technical account:
Current*			172	139
Deferred			(18)	33

			154	172

Total*	828	(661)	144	42

(c) By source of profit		Restated
	2003	2002
	£m	£m

Long-term business operations:
UK and Europe*	78	105
Jackson National Life	58	48
Prudential Asia	18	19

Total long-term business*	154	172
Other operations	(48)	(52)

Total tax on operating profit (based on long-term investment returns)*	106	120
Tax on short-term fluctuations in investment returns	38	(91)
Tax on profit on sale of UK general business operations	–	13

Tax on profit on ordinary activities (including tax on actual investment returns)*	144	42

*The 2002 figures for these lines have been restated (see note 4).

(d)	Factors affecting tax charge for the period
The tax assessed in the period is higher (lower) than the standard rate of corporation tax in the UK and the differences are explained on the following page. The standard rate of tax has been determined by using the UK rate of corporation tax enacted for the period for which the profits will be taxed.

PRUDENTIAL PLC ANNUAL REPORT 2003	85

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

20.	TAX CONTINUED
(d)	Factors affecting tax charge for the period continued

	2003 £ m	Restated 2002 £ m

Profit on ordinary activities before tax*	350	501

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (30%)*	105	150
Effects of:
Utilisation of capital losses against profit on sale of UK general business operations	–	(97)
Other differences in basis between taxable gains and book gains	3	(15)
Different tax rates on overseas earnings	13	(15)
Deferred tax not recognised on tax losses carried forward	21	28
Different tax bases of long-term insurance (current and deferred)	(12)	(29)
Taxable foreign exchange losses not recognised in accounts	–	(12)
Non-taxable amortisation of goodwill	30	29
Adjustments in relation to prior years	(10)	(3)
Capital allowances for period in excess of depreciation for the period	(4)	(2)
Effect of short-term timing differences	11	13
Unrealised gains on general business and shareholder investments	–	57
Other*	18	(18)

Current tax charge for the period*	175	86

*The 2002 figures for these lines have been restated (see note 4).

(e)	Factors that may affect future tax charges
The possible tax benefit of approximately £427m (£427m), which may arise from capital losses valued at approximately £1.7bn (£1.7bn), is sufficiently uncertain that it has not been recognised. The circumstances in which the amount would be recoverable are a combination of the following: the agreement of the value of the losses with the Inland Revenue, the availability of future capital profits that are within the charge to capital gains tax and the agreement of the Inland Revenue to the utilisation of the losses against certain capital gains arising in the UK long-term business operations.

(ii)	Deferred tax
The components of the net deferred tax liability are as follows. The balances have not been discounted.

	Liability provided
	(asset recognised)

	2003	2002
	£m	£m

(a) By category of timing difference
Unrealised gains on investments	1,205	759
Deferred acquisition costs	408	427
Short-term timing differences	(626)	(625)
Long-term business technical provisions and other insurance items	204	163
Capital allowances	(37)	(28)

Total	1,154	696

(b) By fund
Scottish Amicable Insurance Fund	87	11
PAC with-profits fund†	1,225	884
Jackson National Life	(172)	(207)
Other long-term business operations	50	42
Other operations	(36)	(34)

Total	1,154	696

†Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

A potential deferred tax asset of £115m (£94m), which may arise from trading losses of approximately £378m (£349m), is sufficiently uncertain that it has not been recognised. With regard to £104m of the asset, the trading losses would be recoverable only if there were sufficient future trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding Group relief claims in connection with European subsidiaries.

	2003 £ m	2002 £m

(c) Reconciliation of movements in deferred tax
Deferred tax liability at beginning of year	696	2,005
Exchange movements	28	(3)
Deferred tax charged (credited) to profit and loss account for the year	430	(1,306)

Deferred tax liability at end of year	1,154	696

86	PRUDENTIAL PLC ANNUAL REPORT 2003

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21.     GOODWILL

	2003	2002
	£m	£m

Balance at beginning of year	1,604	1,687
Additions in respect of acquisitions:
Good Morning ITMC, Korea†	(2)	8
Zebank, France and Investment Funds Direct Holdings Limited	–	7
Charge to profit and loss account:
Amortisation	(98)	(98)

Balance at end of year	1,504	1,604

†The reduction in 2003 relates to deferred consideration included in 2002 that is no longer payable.

The balance at beginning of year comprises cost of £1,935m (£1,920m) less accumulated amortisation of £331m (£233m).

22.     LAND AND BUILDINGS

	2003	2002
	£m	£m

Current value:
Freehold	6,624	6,472
Leasehold with a term of over 50 years	4,153	4,120
Leasehold with a term of less than 50 years	188	174

Total	10,965	10,766

The cost of land and buildings was £7,490m (£7,617m). The value of land and buildings occupied by the Group was £181m (£198m).

23.     INVESTMENTS IN PARTICIPATING INTERESTS

	Cost		Carrying value

	2003 £ m	2002 £m	2003 £ m	2002 £ m

Interests in associate undertakings	23	23	9	12
Interests in joint ventures	40	52	23	37
Other participating interest	24	24	24	24

Total	87	99	56	73

A summary of the movement in interests in associate undertakings is set out below:

				Total
	Share of	Share of		carrying
	capital	reserves	Goodwill	value
	2003	2003	2003	2003
	£m	£m	£m	£m

Operating profit for the year after tax		(2)		(2)
Amortisation of goodwill			(1)	(1)

Movements in year		(2)	(1)	(3)
Balance at beginning of year	6	(5)	11	12

Balance at end of year	6	(7)	10	9

The associate undertakings at the end of the year comprise:

(a)     IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 39% share in the share capital of IfOnline plc;

(b)     Hazell Carr Pensions Consulting plc (HCPC), a company whose principal activity is the administration of defined benefit pension schemes. Prudential Pensions Administration Limited has a 25% share in the share capital of HCPC.

In accordance with FRS 9, ‘Associates and joint ventures’, investments held as part of the investment portfolio, rather than as undertakings through which the Company carries out its business, are accounted for as other financial investments in note 24 and not as investments in participating interests.

Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong and ICICI in India. The differences between the investments on a gross and net equity basis are not material. The other participating interest relates to the Group’s 15% interest in Life Assurance Holding Corporation Limited, a holding company for UK life assurance companies.

PRUDENTIAL PLC ANNUAL REPORT 2003	87

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

24.     OTHER FINANCIAL INVESTMENTS

	Cost		Current value

	2003 £ m	2002 £m	2003 £m	2002 £m

Shares and other variable yield securities and units in unit trusts	23,987	24,731	34,877	30,007
Debt securities and other fixed income securities – carried at market value	43,169	40,941	44,586	42,604
Debt securities and other fixed income securities – carried at amortised cost	20,093	20,572	20,005	20,596
Loans secured by mortgages	2,783	2,467	2,815	2,503
Loans to policyholders secured by insurance policies	716	774	716	774
Other loans	84	94	100	111
Deposits with credit institutions	4,088	5,840	4,088	5,840
Other investments	1,935	1,878	2,032	1,864

Total	96,855	97,297	109,219	104,299

Amounts included in the above relating to listed investments were:
Shares and other variable yield securities and units in unit trusts			33,584	29,129
Debt securities and other fixed income securities – carried at market value			37,351	35,883
Debt securities and other fixed income securities – carried at amortised cost			17,322	17,672

Total			88,257	82,684

Consistent with the Group’s accounting policy set out on page 69, amortised cost has been applied as current value for certain fixed income securities. Where appropriate, the current value of such investments has been reduced to impaired value.

The market value of debt securities and other fixed income securities carried at amortised cost was £21,202m (£21,328m). All debt securities carried at amortised cost are held by long-term business operations.

For those debt securities and other fixed income securities carried at amortised cost where the maturity value exceeded purchase price, the unamortised difference at the year end was £199m (£429m). For securities carried at amortised cost where the purchase price exceeded maturity value, the unamortised difference at the year end was £360m (£179m).

25.     ASSETS HELD TO COVER LINKED LIABILITIES

	Cost		Current value

	2003	2002	2003	2002
	£m	£m	£m	£m

Assets held to cover linked liabilities	18,621	17,177	19,921	15,763

Current value includes £4,537m (£3,257m) in respect of managed funds.

26.     TANGIBLE ASSETS

	2003	2002
	£m	£m

Cost:
Balance at beginning of year	460	553
Exchange movement	(17)	(22)
Additions	65	76
Disposals	(58)	(147)

Balance at end of year	450	460

Depreciation:
Balance at beginning of year	(264)	(312)
Exchange movement	11	12
Provided during year	(64)	(76)
Disposals	51	112

Balance at end of year	(266)	(264)

Net book value at end of year	184	196

Net book value at beginning of year	196	241

88	PRUDENTIAL PLC ANNUAL REPORT 2003

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27.     PRESENT VALUE OF ACQUIRED IN-FORCE LONG-TERM BUSINESS

		Restated
	2003	2002
	£m	£m

Balance at beginning of year*	133	161
Exchange movement	(7)	(10)
Amortisation:
Pre-tax*	(26)	(27)
Tax*	8	9

Net*	(18)	(18)

Balance at end of year*	108	133

*The 2002 figures for these lines have been restated (see note 4).

The balance at beginning of 2003 comprises cost of £272m less accumulated amortisation of £82m and tax of £57m.

28.     SHARE CAPITAL AND SHARE PREMIUM
The authorised share capital of the Company is £150m comprising 3,000,000,000 ordinary shares of 5 pence each.

		Share	Share
		capital	premium
	Number of	2003	2003
Issued shares of 5 pence each fully paid	shares	£m	£m

At beginning of year	2,001,662,348	100.1	549.7
Shares issued under share option schemes and to employee share ownership trust	765,700	0.0	2.8
Shares issued in lieu of cash dividends	6,748,782	0.4	27.3
Transfer to retained profit in respect of shares issued in lieu of cash dividends			(27.3)

At end of year	2,009,176,830	100.5	552.5

At 31 December 2003 there were options subsisting under share option schemes to subscribe for 15,788,315 (13,605,456) shares at prices ranging from 280 pence to 759 pence (296 pence to 759 pence) and exercisable by the year 2010 (2009).

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2003, 9.5m Prudential plc shares with a market value of £45m were held in such trusts of which 3.9m shares were held by trusts under employee incentive plans. These shares have been accounted for as own shares in the consolidated balance sheet with a carrying value of £17m.

In addition, 5.6m shares were held by a qualifying employee share ownership trust. At 31 December 2003, these shares were expected to be fully distributed in the future on maturity of savings-related share option schemes. The expected weighted average exercise price under these schemes was 298 pence and the expected proceeds of £17m relating to these shares have also been accounted for as own shares in the consolidated balance sheet.

29.     INVESTMENTS OF THE COMPANY

	Shares in	Loans to
	subsidiary	subsidiary
	undertakings	undertakings
	2003	2003
	£m	£m

At beginning of year	5,500	2,160
Transfer to other subsidiary undertaking	(1,500)	–
Exchange rate movements	–	(19)
Advances of new loans	–	460
Provision against loans	–	(75)

At end of year	4,000	2,526

30.     PROFIT OF THE COMPANY
The profit of the Company for the year was £186m (£327m). After dividends of £320m (£519m) and a transfer from the share premium account of £27m (£23m) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2003 amounted to £969m (£1,076m).

PRUDENTIAL PLC ANNUAL REPORT 2003	89

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

31.	SUBSIDIARY UNDERTAKINGS
The principal subsidiary undertakings of the Company at 31 December 2003, all wholly owned except Egg Banking plc, were:

	Main activity	Country of incorporation

The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited†	Insurance	England and Wales
Prudential Retirement Income Limited†	Insurance	Scotland
M&G Investment Management Limited†	Investment management	England and Wales
Egg Banking plc†	Banking	England and Wales
Jackson National Life Insurance Company†	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited†	Insurance	Singapore

†Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales. Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of the Company. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by the Company and 21% owned by shareholders external to the Prudential Group.

32.	BORROWINGS
			Amounts owed to
	Long-term loans		credit institutions		Other borrowings		Total

	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Core structural borrowings of shareholder
financed operations:
Holding company and finance subsidiaries:
US$250m 7.125% Bonds 2005^	140	155					140	155
£150m 9.375% Guaranteed Bonds 2007	150	150					150	150
£250m 5.5% Bonds 2009^	250	250					250	250
€500m 5.75% Subordinated Notes 2021^†
(note (i))	349	322					349	322
£300m 6.875% Bonds 2023^	300	300					300	300
£250m 5.875% Bonds 2029^	250	250					250	250
£435m 6.125% Subordinated Notes 2031^†	426	426					426	426
US$1,000m 6.5% Perpetual Subordinated
Capital Securities^† (note (ii))	547	–					547	–
Floating Rate Guaranteed Unsecured
Notes 2004					21	41	21	41
Medium Term Notes 2023					14	–	14	–
Commercial paper 2003					–	420	–	420
Jackson National Life:
US$250m 8.15% Surplus Notes 2027	140	155					140	155
Currency translation asset on swap transaction
(note (i))					(20)	(17)	(20)	(17)

Total core structural borrowings of
shareholder financed operations	2,552	2,008			15	444	2,567	2,452
Other borrowings of shareholders’ funds:
Bank loans and overdrafts			16	1			16	1
Obligations under finance leases			3	3			3	3
Commercial paper 2004 (note (iii))					1,041	1,212	1,041	1,212
Medium Term Notes (note (iii))					10	25	10	25
Currency translation net liability on
swap transactions (note (iii))					23	13	23	13
Non-recourse borrowings of investment
subsidiaries managed by PPM America
(note (iv))			153	292	61	73	214	365
Egg debenture loans (note (v)):
£250m 7.5% Subordinated Notes 2013	249	–					249	–
£200m 6.875% Subordinated Notes 2021	202	202					202	202
Other borrowings of long-term business operations:
Scottish Amicable Finance plc (note (vi)):
£100m 8.5% undated Guaranteed Bonds	100	100					100	100
Bank loans and overdrafts			20	–			20	–

Total borrowings	3,103	2,310	192	296	1,150	1,767	4,445	4,373

^Debenture loans issued by the holding company. The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the holding company.

†Net of issue costs.

90	PRUDENTIAL PLC ANNUAL REPORT 2003

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32.	BORROWINGS CONTINUED

			Amounts owed to
	Long-term loans		credit institutions		Other borrowings		Total

	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings are repayable as follows:
Within one year or on demand			46	80	1,095	1,670	1,141	1,750
Between one and two years	140	–	17	28	–	41	157	69
Between two and five years	150	305	–	20			150	325
After five years	2,813	2,005	129	168	55	56	2,997	2,229

Total borrowings	3,103	2,310	192	296	1,150	1,767	4,445	4,373

Reconciliation to cash flow statement
disclosures (note 34)
Shareholders’ funds	2,863	2,055	172	296	1,150	1,767	4,185	4,118
Long-term business operations	240	255	20	–			260	255

Total borrowings	3,103	2,310	192	296	1,150	1,767	4,445	4,373

Recorded in the consolidated balance
sheet on page 61 as:
Subordinated liabilities	1,322	748
Debenture loans	1,781	1,562

	3,103	2,310

(i) At 31 December 2003, the €500m 5.75% borrowings had been swapped into borrowings of £333m with interest payable at 6 month £Libor plus 0.962%.

(ii) At 31 December 2003, interest on the US$1,000m 6.5% borrowings had been swapped into floating rate payments at 3 month US$Libor plus 0.80%.

(iii) These borrowings support a short-term fixed income securities reinvestment programme.

(iv) Non-recourse borrowings issued by investment subsidiaries managed by PPM America include secured senior and subordinated debt and a revolving credit facility. The senior debt is secured on the investments held by the relevant subsidiaries. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. The terms of the revolving credit facility include a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £943m (£1,048m) pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

(v) The interests of the holders of the Notes issued by Egg plc as structured debt capital are subordinate to the entitlements of other creditors of that operation. At 31 December 2003, Egg had also issued unsubordinated debt securities totalling £1,423m (£1,015m) and sold securities under agreements to repurchase totalling £829m (£nil) as part of its trading activities.

(vi) The interests of the holders of the Bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund of The Prudential Assurance Company Limited, are subordinate to the entitlements of the policyholders of that fund.

(vii) Jackson National Life has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these funding arrangements totalled £3,247m (£3,554m). In addition, Jackson National Life has entered into stocklending arrangements. Obligations under these arrangements totalled £515m (£1,544m). These amounts are shown on the consolidated balance sheet within creditors.

(viii) Jackson National Life, through its subsidiary Jackson Federal Savings Bank, has bank borrowings of £261m (£239m). The advances are secured by mortgage loans and mortgage backed securities.

(ix) Under the terms of the Group’s arrangements with its main UK banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

PRUDENTIAL PLC ANNUAL REPORT 2003	91

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

33.	CONTINGENCIES AND RELATED OBLIGATIONS
Consistent with FRS 12, ‘Provisions, contingent liabilities and contingent assets’, appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below where a realistic estimate of the obligation can be made, but not for contingent liabilities.

Litigation
Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavourable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues.

The Group is involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Pension Mis-selling Review
In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)) subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

Provisions in respect of the costs associated with the review have been included in the change in the long-term business provision in the Group’s profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision for the years ended 31 December 2003 and 31 December 2002:

	2003	2002
	£m	£m

Balance at beginning of year	730	1,065
Changes to actuarial assumptions and method of calculation	(131)	(50)
Discount unwind	21	53
Redress to policyholders	(56)	(292)
Payment of administrative costs	(34)	(46)

Balance at end of year	530	730

Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group’s pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at 31 December 2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

92	PRUDENTIAL PLC ANNUAL REPORT 2003

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33.	CONTINGENCIES AND RELATED OBLIGATIONS CONTINUED
Free Standing Additional Voluntary Contribution Business Review
In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company’s pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company’s AVC scheme. The FSA’s review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

The review required companies to identify relevant investors and to contact them with an offer to review their individual case. The Group met the deadline set by the FSA to issue offers to all cases by 31 December 2002. As a result of the review, the Group held a provision of £2m at 31 December 2003.

Mortgage Endowment Products Review
In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group’s main exposure to mortgage endowment products is in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25m was made in 2001 in SAL for cases that may require redress. At 31 December 2003, the provision was £8m. At the FSA’s request, wording is also being included (for a period of one year) in the annual re-projection letters issued to policyholders of both SAL and SAIF, whose policy was sold to them by tied agents of SALAS, inviting them to respond if they feel that the policy was mis-sold. In anticipation of the response to these letters, a provision of £31m was set up in SAIF at 31 December 2003. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

Compensation of £11m in respect of mis-sold endowment products was paid in 2003 by Prudential Assurance’s main with-profits fund and a further provision of £34m was established in the fund at 31 December 2003. This provision has no impact on the Group’s profit before tax.

Guaranteed Annuities
Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £35m at 31 December 2003 within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £649m was held in SAIF at 31 December 2003 to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

Guarantees and Commitments
Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson National Life to be £26m at 31 December 2003. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

Jackson National Life has commitments for future payments related to equity index call options totalling £12m at 31 December 2003. These commitments are accounted for on a deferred basis and therefore are off-balance sheet. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities and fall due for payment over the next four years.

Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £216m at 31 December 2003. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2003, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £51m.

The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

PRUDENTIAL PLC ANNUAL REPORT 2003	93

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

33.	CONTINGENCIES AND RELATED OBLIGATIONS CONTINUED
Other Matters
Prudential Assurance’s inherited estate
The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of Prudential Assurance’s long-term fund which enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year-to-year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Group believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Group expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

Support of long-term business funds by shareholders’ funds
As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change, or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund (SAIF), was established within Prudential Assurance’s long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At 31 December 2003, the excess of SAIF assets over guaranteed benefits was £1,404m. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group’s shareholders’ funds having to contribute to SAIF is remote.

94	PRUDENTIAL PLC ANNUAL REPORT 2003

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34.	CASH FLOW

Reconciliation of operating profit to net cash inflow from operations	2003 £m	Restated 2002 £ m

Operating profit before tax before amortisation of goodwill and exceptional items*	357	449
Add back interest charged to operating profit	189	190
Adjustments for non-cash items:
Tax on long-term business profits*	(154)	(172)
Amounts retained and invested in long-term business operations	(242)	(553)
Increase in net banking business assets	(223)	(72)
Other items*	161	189

Net cash inflow from operating activities	88	31

*The 2002 figures for these lines have been restated (see note 4).
Acquisitions and disposals	2003	2002
	£m	£m

Net assets (disposed of) acquired after expenses and tax:
Goodwill on acquisitions	–	8
Cash and short-term deposits	–	1
Amounts retained in long-term business operations	(27)	–
Other net assets	–	(7)

Net assets (disposed of) acquired	(27)	2
Net cash consideration received	27	340

Net impact on shareholders’ funds	0	342

Changes in investments net of financing	2003	2002
	£m	£m

Increase in cash and short-term deposits, net of overdrafts	481	26
Net sales of portfolio investments	(149)	(83)
Increase in loans	(829)	(86)
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	151	165
Share capital issued	(30)	(40)

Movements arising from cash flow	(376)	(18)
Investment appreciation, exchange translation and other items	(108)	(80)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	27	23
Portfolio investments net of financing at beginning of year	(1,541)	(1,466)

Portfolio investments net of financing at end of year	(1,998)	(1,541)

Represented by:
Investments (including short-term deposits)	2,271	2,736
Cash at bank and in hand	410	332
Borrowings	(4,185)	(4,118)
Share capital and share premium	(653)	(650)
Cumulative charge to Group profit and loss account reserve in respect of shares issued
to qualifying employee share ownership trust	159	159

	(1,998)	(1,541)

PRUDENTIAL PLC ANNUAL REPORT 2003	95

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

34.	CASH FLOW CONTINUED
Reconciliation of investments
	2003	2002
	£m	£m

Shareholders’ funds (as above)	2,271	2,736
Long-term business operations	117,913	112,329
Investments in participating interests	56	73

Total investments (per consolidated balance sheet)	120,240	115,138

Reconciliation of cash

Shareholders’ funds (as above)	410	332
Long-term business operations	811	783

Total cash at bank and in hand (per consolidated balance sheet)	1,221	1,115

Reconciliation of borrowings

Shareholders’ funds (as above)	4,185	4,118
Long-term business operations	260	255

Total borrowings (per note 32)	4,445	4,373

35.   DISPOSALS
In 2003 the Company sold its German life business and its Dublin based management services company for a total consideration of £98m. After allowing for the write off of deferred acquisition costs of £63m and taking account of net assets at the date of sale of £14m and the costs of sale and other related items, the profit on sale was not material. As part of the sale arrangements in respect of the German life business, the insurance liabilities of the business were reinsured. After settlement of this reinsurance payment and other costs, there was a net cash inflow of £27m to shareholders' funds.

36.   JACKSON NATIONAL LIFE SECURITISATION TRANSACTION
In November 2003, Jackson National Life completed a securitisation of asset-backed securities referred to as the Piedmont CDO transaction. Under this transaction, Jackson National Life contributed US$1,160m of asset-backed securities, ultimately to Piedmont, which issued several classes of debt to acquire such securities. Jackson National Life retained beneficial interests of approximately 80% in the contributed asset-backed securities by acquiring certain securities issued by Piedmont. These interests remain on the balance sheet and are accounted for in accordance with the policy applied generally to Jackson’s securities as explained in notes 2 and 12.

96	PRUDENTIAL PLC ANNUAL REPORT 2003

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STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PRUDENTIAL PLC

We have audited the financial statements on pages 56 to 96. We have also audited the information on pages 44 to 52 in the directors’ remuneration report that is required to be audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the Annual Report and the directors’ remuneration report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 32 to 37 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

OPINION
In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and

•	the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
19 March 2004

PRUDENTIAL PLC ANNUAL REPORT 2003	97

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FIVE YEAR REVIEW

GROUP SUMMARY	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Results for the year
Long-term business:
New business:
Single	8,793		11,802		10,610		9,788		10,609
Regular	710		707		693		538		489
Gross premiums written	13,781		16,669		15,196		14,173		14,826
Gross investment product contributions	21,954		17,392		11,303		6,852		2,286
Operating profit before amortisation of goodwill and exceptional items:
Long-term business	492		573		681		920		903
UK investment management	83		71		75		90		70
US broker-dealer and fund management	(3)		14		16		7		(6)
UK banking	(34)		(20)		(88)		(155)		(150)
Shareholders’ investment return and other income	29		3		51		64		84
Interest payable on core structural borrowings	(143)		(130)		(118)		(131)		(122)
Corporate expenditure	(67)		(62)		(63)		(56)		(52)

Continuing operations	357		449		554		739		727
Discontinued general business operations	–		–		72		33		49

Total operating profit (based on long-term investment returns)
before amortisation of goodwill and exceptional items	357		449		626		772		776
Amortisation of goodwill	(98)		(98)		(95)		(84)		(54)
Short-term fluctuations in investment returns	91		(205)		(480)		(48)		28
Merger break fee	–		–		338		–		–
Profit on business disposals	–		355		–		239		–

Profit on ordinary activities before tax (including actual
investment returns)	350		501		389		879		750

Profit after tax and minority interests:
Operating profit (including post-tax long-term investment returns)	257		333		466		511		507
Profit for the year (including post-tax actual investment returns)	208		468		395		577		472

Shareholders’ funds and borrowings
Statutory basis:
Employed in business units	4,252		4,333		4,087		3,875		3,444
Retained centrally	1,453		1,577		1,769		1,584		1,720

	5,705		5,910		5,856		5,459		5,164
Borrowings of holding company and related finance subsidiaries	(2,427)		(2,297)		(1,980)		(1,568)		(1,760)

Total statutory basis capital and reserves	3,278		3,613		3,876		3,891		3,404
Additional achieved profits basis retained profit	3,765		3,583		4,274		4,885		4,884

Achieved profits basis capital and reserves	7,043		7,196		8,150		8,776		8,288

Insurance and investment funds under management (£bn)	168		155		163		165		170

Share statistics
Earnings per share:
Based on operating profit after tax and related minority interests
before amortisation of goodwill and exceptional items	12.9	p	16.7	p	23.6	p	26.1	p	26.0	p
Based on profit for the year after tax and minority interests	10.4	p	23.5	p	20.0	p	29.4	p	24.2	p

Dividend per share	16.0	p	26.0	p	25.4	p	24.5	p	23.0	p

Market price at 31 December	472	p	439	p	796	p	1,077	p	1,220	p

Average number of shares	1,996	m	1,988	m	1,978	m	1,959	m	1,947	m

Prior year figures have been restated where relevant to be consistent with 2003 accounting policies and presentation.

98	PRUDENTIAL PLC ANNUAL REPORT 2003

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	2003	2002	2001	2000	1999
ANALYSIS BY BUSINESS AREA	£m	£m	£m	£m	£m

UK and Europe Operations
Long-term business:
New business:
Single	4,258	5,588	5,348	4,683	6,364
Regular	190	220	302	284	359
Gross premiums written	7,264	8,675	8,395	7,874	9,722
Gross investment product contributions	3,797	3,731	2,276	4,593	1,704
Operating profit:
Long-term business	256	372	374	425	419
Investment management	83	71	75	90	70
Banking	(34)	(20)	(88)	(155)	(150)

Total operating profit	305	423	361	360	339

Statutory basis capital and reserves	1,296	1,305	1,187	1,227	1,282
Additional achieved profits basis retained profit	2,812	2,472	3,268	3,984	3,899

Achieved profits basis capital and reserves	4,108	3,777	4,455	5,211	5,181

Insurance and investment funds under management (£bn)	125	112	121	129	142

US Operations
Long-term business:
New business:
Single	4,053	5,735	4,612	4,830	4,062
Regular	13	22	22	25	24
Gross premiums written	4,369	6,098	5,008	5,223	4,449
Operating profit (including long-term investment returns):
Jackson National Life	165	139	282	459	457
Broker-dealer and fund management	(3)	14	16	7	(6)

Total operating profit	162	153	298	466	451

Statutory basis capital and reserves	2,329	2,449	2,498	2,333	1,945
Additional achieved profits basis retained profit	161	283	319	423	588

Achieved profits basis capital and reserves	2,490	2,732	2,817	2,756	2,533

Insurance and investment funds under management (£bn)	30	32	34	30	25

Prudential Asia
Long-term business:
New business:
Single	482	479	650	275	183
Regular	507	465	369	229	106
Gross premiums written	2,148	1,896	1,793	1,076	655
Gross investment product contributions	18,157	13,661	9,027	2,259	582
Operating profit before development expenses	98	88	44	39	27
Development expenses	(27)	(26)	(19)	(3)	–

Net operating profit	71	62	25	36	27

Statutory basis capital and reserves	627	579	402	315	217
Additional achieved profits basis retained profit	792	828	687	478	376

Achieved profits basis capital and reserves	1,419	1,407	1,089	793	593

Insurance and investment funds under management (£bn)	13	11	8	6	3

Prior year figures have been restated where relevant to be consistent with 2003 accounting policies and presentation.

PRUDENTIAL PLC ANNUAL REPORT 2003	99

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RISK FACTORS

The International Organisation of Securities Commissions (IOSCO) has recommended that annual reports of publicly held companies include a section on risk factors which discuss inherent risks in the business and trading environment. The US Securities and Exchange Commission (SEC) has implemented this recommendation with respect to annual statements filed with it by listed companies such as Prudential and the concept of risk factors is also reflected in the EU Prospectus Directive (due to be implemented by mid-2005). Prudential has therefore decided voluntarily to follow this recommendation and to include in the Annual Report a description of risk factors; a similar description will be included in Prudential’s US filing.

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. These factors include economic and market conditions, foreign currency exchange rate fluctuations, regulation, government policy and legislation, competition, credit ratings, and operational systems and processes.

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as at 19 March 2004, is not updated, and any forward-looking statements are made subject to the reservations specified on the inside back cover of the Annual Report.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.
In the UK, this is largely because Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson National Life expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that Jackson National Life is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread businesses that Jackson National Life conducts could have a material impact on its businesses or results of operations.

Similar factors can also impact on Prudential’s operations in Asia.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions, which can change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults in fixed interest corporate bonds, and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential’s operational capability, including its ability to write significant volumes of new business.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its business.
Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the consolidated statement of total recognised gains and losses. The impact of exchange rate fluctuations in 2003 is discussed in the Financial Review.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.
Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in government pension arrangements and policies, the regulation of selling practices and solvency requirements. For instance, in the UK the Financial Services Authority’s (FSA) proposals on reforming the UK polarisation regime and consultation paper on treating with-profits policyholders fairly and the HM Treasury report on medium and long-term retail savings could have a significant effect on types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders’ return on with-profits business.

100	PRUDENTIAL PLC ANNUAL REPORT 2003

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Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Conglomerates Directive, which will be implemented by 2005, will require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The manner of the implementation of these directives is likely to lead to Prudential being required to maintain a somewhat higher level of capital at the Group level than currently necessary in respect of its businesses, or alternatively, to constrain the growth of those businesses, or to take other appropriate action. In addition, an inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The resolution of several issues affecting the UK financial services industry, could have a negative impact on Prudential’s reported results or on its relations with current and potential customers.
Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previous acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential’s business and operations and which are typical of the business it operates, including in the latter case businesses it has closed. Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential’s future performance could be affected by an unfavourable outcome in these matters.

Prudential’s businesses are conducted in highly competitive environments and Prudential’s continued profitability depends on its management’s ability to respond to these pressures.
The markets for UK, US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors who are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios.

Within the UK, Prudential’s principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, Scottish Widows and Standard Life.

Jackson National Life’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. Jackson National Life’s principal life insurance company competitors in the US include AXA, Lincoln National Corporation, Transamerica Corporation, Nationwide Financial Services, Inc., SunAmerica, Inc. and Hartford Life, Inc.

Within Asia, Prudential’s main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

PRUDENTIAL PLC ANNUAL REPORT 2003	101

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RISK FACTORS CONTINUED

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.
Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to pay its contractual obligations. On 20 December 2002, Moody’s downgraded the financial strength rating of Prudential Assurance’s long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On 29 January 2003, Standard & Poor’s downgraded the financial strength rating of Prudential Assurance’s long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, AA– (negative outlook) by Standard & Poor’s and aa– by AM Best. Prudential’s short-term debt is rated as P-1 by Moody’s and A1+ by Standard & Poor’s.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.
Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential manages several outsourced operations which include certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2003, or subsequently which have caused, or are expected to cause, a significant negative impact on its results of operations.

Changes in mortality experienced by Prudential’s UK pension annuity policyholders could significantly affect Prudential’s results of operations.
Prudential is a major participant in the UK pensions annuity market. In exchange for a premium equal to the capital value of their accumulated pension fund, each pension annuity policyholder receives a guaranteed payment, usually monthly, for as long as they are alive. For a smaller monthly payment, certain annuity contracts extend the right to the payment to surviving spouses. As part of its pension annuity pricing and reserving policy Prudential assumes that current rates of mortality continuously improve over time. Annuity mortality assumptions have been revised in 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations (CMI) medium cohort table as published by the Institute and Faculty of Actuaries.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.
Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of debt and commercial paper.

Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends.

102	PRUDENTIAL PLC ANNUAL REPORT 2003

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ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION
YEAR ENDED 31 DECEMBER 2003

RESULTS ANALYSIS BY BUSINESS AREA	Note	2003 £m	2002 £m

UK and Europe Operations
New business	8	166	233
Business in-force	9	193	283

Long-term business		359	516
M&G		83	71
Egg		(34)	(20)

Total		408	567

US Operations
New business	8	148	234
Business in-force	9	71	17

Long-term business		219	251
Broker-dealer and fund management		(3)	14

Total		216	265

Prudential Asia
New business	8	291	307
Business in-force	9	87	209

Long-term business		378	516
Development expenses		(27)	(26)

Total		351	490

Other income and expenditure
Investment return and other income		29	3
Interest payable on core structural borrowings		(143)	(130)
Corporate expenditure:
Group Head Office		(43)	(36)
Asia Regional Head Office		(24)	(26)

Total		(181)	(189)

Operating profit (based on long-term investment returns)
before amortisation of goodwill and exceptional items		794	1,133

PRUDENTIAL PLC ANNUAL REPORT 2003	103

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SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2003

		2003	2002
	Note	£m	£m

UK and Europe Insurance Operations		359	516
M&G		83	71
Egg		(34)	(20)

UK and Europe Operations		408	567
US Operations		216	265
Prudential Asia		378	516
Other income and expenditure (including Asia development expenses)		(208)	(215)

Operating profit before tax before amortisation of goodwill and exceptional items†		794	1,133
Amortisation of goodwill		(98)	(98)
Short-term fluctuations in investment returns	10	682	(1,406)
Effect of changes in economic assumptions	11	(540)	(467)
Profit on sale of UK general business operations		–	355

Profit (loss) on ordinary activities before tax (including actual investment returns)		838	(483)
Tax	12	(355)	329

Profit (loss) for the financial year before minority interests		483	(154)
Minority interests		2	9

Profit (loss) for the financial year after minority interests		485	(145)
Dividends		(320)	(519)

Retained profit (loss) for the financial year		165	(664)

†Operating profit and related earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and related earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this achieved profits basis supplementary information.

EARNINGS PER SHARE – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2003

	Note	2003		2002

Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £527m (£851m)
	5	26.4	p	42.8	p

Based on profit (loss) for the financial year after minority interests of £485m (£(145)m)	5	24.3	p	(7.3	)p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2003

	2003	2002
	£m	£m

Profit (loss) for the financial year after minority interests	485	(145)
Exchange movements, net of related tax	(348)	(330)

Total recognised gains (losses) relating to the financial year	137	(475)

104	PRUDENTIAL PLC ANNUAL REPORT 2003

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RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL AND RESERVES – ACHIEVED PROFITS BASIS
YEAR ENDED 31 DECEMBER 2003
		2003	2002
	Note	£m	£m

Total recognised gains (losses) relating to the financial year		137	(475)
New share capital subscribed		30	40
Dividends		(320)	(519)

Net decrease in shareholders’ capital and reserves	14	(153)	(954)
Shareholders’ capital and reserves, at beginning of year		7,196	8,150

Shareholders’ capital and reserves at end of year	14	7,043	7,196

SUMMARISED CONSOLIDATED BALANCE SHEET – ACHIEVED PROFITS BASIS
31 DECEMBER 2003
		2003	2002
	Note	£m	£m

Total assets less liabilities, excluding insurance funds*		136,373	126,280
Less insurance funds
Technical provisions, net of reinsurers’ share*		120,449	115,004
Fund for future appropriations		12,646	7,663
Less shareholders’ accrued interest in the long-term business*		(3,765)	(3,583)

		129,330	119,084

Total net assets	13	7,043	7,196

Share capital		100	100
Share premium		553	550
Statutory basis retained profit*		2,625	2,963
Additional achieved profits basis retained profit*		3,765	3,583

Shareholders’ capital and reserves	13	7,043	7,196

*The 2002 figures for these lines have been restated as a result of the altered accounting policy for certain reinsurance contracts. However, neither profit nor total net assets on the achieved profits basis has changed.

The supplementary information on pages 103 to 114 was approved by the Board of directors on 19 March 2004.

SIR DAVID CLEMENTI CHAIRMAN	JONATHAN BLOOMER GROUP CHIEF EXECUTIVE

PHILIP BROADLEY GROUP FINANCE DIRECTOR

PRUDENTIAL PLC ANNUAL REPORT 2003	105

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

1. BASIS OF PREPARATION OF RESULTS
The achieved profits basis results include the results of the Group’s long-term business operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations including banking, unit trusts, mutual funds and other non-insurance investment management business. The achieved profits basis results for long-term business for 2003 and 2002 have been prepared in accordance with the guidance issued by the Association of British Insurers (ABI) in December 2001 ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’. The information is supplementary to the financial statements on pages 56 to 96.

2. METHODOLOGY
The achieved profits basis results incorporate best estimate assumptions of future rates of investment return, proprietor’s spread (in the case of Jackson National Life), policy discontinuances, mortality, expenses, expense inflation, taxation, bonus rates, surrender and paid up bases, and statutory valuation bases. In adopting these assumptions, account has been taken of recent experience and general economic conditions, together with inherent uncertainty. It has been assumed that the bases and rates of taxation, both direct and indirect, will not change materially in the countries in which the Group operates.

The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force. In the UK, Department of Work and Pensions rebate business has been treated as single premium business.

3. ECONOMIC ASSUMPTIONS
Under the ABI guidance, for most countries, the basis for setting long-term expected rates of returns on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK, US and European long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

The profit and loss account charge in respect of the effect of changes in economic assumptions, which is shown as an item excluded from operating profit, as shown in note 14, reflects the effect on shareholders’ funds at the start of the reporting period.

The key economic assumptions are described below:
	2003	2002

UK and Europe Insurance Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.3%	7.0%
Overseas equities	6.6% to 7.9%	7.0% to 7.8%
Property	6.6%	6.75%
Gilts	4.8%	4.5%
Corporate bonds	5.8%	5.5%
Assets of PAC with-profits fund
(applying the rates listed above to the investments held by the fund)	6.8%	6.6%
Expected long-term rate of inflation	3.1%	2.5%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.8%	6.6%
Life business	5.9%	5.7%
Risk margin included within the risk discount rate	2.6%	2.6%
Risk discount rate(i)	7.4%	7.1%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders
for single premium deferred annuity business	1.75%	1.75%
US 10 year treasury bond rate at end of year	4.3%	3.9%
Risk margin included within the risk discount rate	3.1%	3.1%
Risk discount rate(i)	7.4%	7.0%

Prudential Asia(ii)
Weighted pre-tax expected long-term nominal rates of investment return	7.4%	7.1%
Weighted expected long-term rate of inflation	3.4%	3.0%
Weighted risk discount rate(i)	10.4%	9.6%

(i) For all operations, a discount rate is applied to post-tax cash flows to determine post-tax results. For most operations, these results are then grossed up for the effective rate of tax to derive the pre-tax results. For Jackson National Life, pre-tax results are determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

(ii) The Prudential Asia economic assumptions shown above have been determined by weighting each country’s economic assumptions by reference to the achieved profits basis operating results for new business written in the relevant year.

106	PRUDENTIAL PLC ANNUAL REPORT 2003

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4.	INVESTMENT RETURN
(i)	Profit before tax
With the exception of fixed interest investments held by Jackson National Life, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included in the profit for the year and shareholders’ funds as they arise.

In the case of Jackson National Life, it is assumed that fixed income investments will normally be held until maturity. Therefore unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders.

(ii)	Operating profit
Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating investment return to be recognised in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns, realised gains and losses arising (including impairment losses) on debt securities of Jackson National Life have been averaged over five years and combined with actual interest income and dividends. For equity-related investments of Jackson National Life, a long-term rate of return of 7.75% has been assumed. This has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

5.	SUPPLEMENTAL EARNINGS INFORMATION
The Group’s supplemental measure of its results and reconciliation of achieved profits basis operating profit based on long-term investment returns before amortisation of goodwill to achieved profits basis profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

						Basic	(ii)
	Before			Minority		earnings
	tax	Tax	Post-tax	interests	Net	per share
	£m	£m	£m	£m	£m	Pence

2003
Based on operating profit after tax and minority interests
before amortisation of goodwill and exceptional items	794	(273)	521	6	527	26.4	p
Adjustment for amortisation of goodwill	(98)		(98)		(98)	(4.9	)p
Adjustment from post-tax long-term investment returns
to post-tax actual investment returns (after related
minority interests)(i)	682	(212)	470	(4)	466	23.3	p
Effect of changes in economic assumptions	(540)	130	(410)		(410)	(20.5	)p

Based on profit for the financial year after minority interests	838	(355)	483	2	485	24.3	p

2002
Based on operating profit after tax and minority interests
before amortisation of goodwill and exceptional items	1,133	(286)	847	4	851	42.8	p
Adjustment for amortisation of goodwill	(98)		(98)		(98)	(4.9	)p
Adjustment from post-tax long-term investment returns
to post-tax actual investment returns (after related
minority interests)(i)	(1,406)	447	(959)	5	(954)	(48.0	)p
Effect of changes in economic assumptions	(467)	181	(286)		(286)	(14.4	)p
Profit on sale of UK general business operations	355	(13)	342		342	17.2	p

Based on loss for the financial year after minority interests	(483)	329	(154)	9	(145)	(7.3	)p

(i) The adjustment from post-tax long-term returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term to actual investment returns includes gains of £4m (losses of £5m) attributable to the minority interests in these funds.

(ii) The average number of shares for 2003 is 1,996m (1,988m).

PRUDENTIAL PLC ANNUAL REPORT 2003	107

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

6.	COST OF CAPITAL
A charge is deducted from the annual result and the balance sheet value for the cost of capital supporting solvency requirements for the Group’s long-term business. This cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and investment earnings on the capital.

The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit with a partial offset for the release of capital requirements for business in-force.

Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital. However, where business is funded directly by shareholders, principally at Jackson National Life, the solvency capital requires adjustments to reflect the cost of that capital.

In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 200% of the risk based capital required by the National Association of Insurance Commissioners at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson National Life’s result by £19m (£24m) and its shareholders’ funds by £164m (£138m).

7.	PENSION COSTS
The impact of pension costs on the achieved profits basis results of long-term business has been determined in the context of the methodology described in note 2. Accordingly, for long-term business, the achieved profits basis value of new business written in the reporting period and the value of in-force business at the balance sheet date have been determined after incorporating projections of attributable pension costs into the estimates of future cash flows for the contracts concerned. Experience variances for expenses include any difference between the actual and assumed contributions to defined benefit pension schemes. The achieved profits basis results and shareholders’ funds for long-term business are, therefore, not affected by whether or not the Group has adopted FRS 17 ‘Retirement benefits’ in preparing its achieved profits basis results.

On the achieved profits basis of reporting, the impact of adoption of FRS 17 for long-term business would be limited to:

(i)	Balance sheet recognition of the FRS 17 basis net pensions scheme asset or liability;

(ii)	For that element of the net pensions scheme asset or liability that is attributable to the PAC with-profits fund, an adjustment of the Group fund for future appropriations by an equal but opposite amount; and

(iii)	For shareholder financed long-term business, an adjustment of the composition of achieved profits basis shareholders’ funds between the components of the modified statutory basis shareholders’ funds and additional shareholders’ reserves (reflecting the additional shareholders’ interest recognised on the achieved profits basis).

As explained in note 1, the achieved profits basis results include statutory basis results for operations other than those conducting long-term business. In preparing results for these operations the Group has continued to apply SSAP 24.

Further details are shown in note 17 on pages 82 to 84 of the Group's financial statements.

8.	OPERATING PROFIT FROM NEW BUSINESS

	2003			2002

	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations	166	(50)	116	233	(69)	164
Jackson National Life(i)	148	(72)	76	234	(116)	118
Prudential Asia	291	(80)	211	307	(84)	223

Total	605	(202)	403	774	(269)	505

(i) Jackson National Life net of tax profit:
Before capital charge			95			142
Capital charge (note 6)			(19)			(24)

After capital charge			76			118

In determining the achieved profits basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out on page 74.

108	PRUDENTIAL PLC ANNUAL REPORT 2003

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9.	OPERATING PROFIT FROM BUSINESS IN-FORCE
Operating profits from new business are measured using the revised economic assumptions shown in note 3 and after applying any revised operating assumptions. The profit and loss account impact for revised operating assumptions is shown below:

	2003	2002
	£m	£m

UK and Europe Insurance Operations
Unwind of discount(i)	343	367
Cost of strengthened persistency assumption(ii)	(50)	(47)
Other items(ii)	(100)	(37)

	193	283

Jackson National Life
Unwind of discount	145	156
Return on surplus assets (over target surplus)	33	41
Averaged realised losses on bonds in excess of long-term default assumption(iii) (note 10)	(66)	(59)
Experience variances against current assumptions:
Spread(iii) (iv)	(17)	(72)
Persistency	10	8
Expenses	(8)	1
Loss from strengthening of operating assumptions	(21)	(54)
Other	(5)	(4)

	71	17

Prudential Asia
Unwind of discount	115	95
Profit arising from reorganisation of long-term funds	–	59
Change in operating assumptions(v)	(27)	42
Other items and experience variances	(1)	13

	87	209

Total	351	509

(i) The unwind of discount for UK and Europe Insurance Operations represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund (see note 13), and the expected return on shareholders’ assets held in other UK and Europe long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

(ii) The £50m cost of strengthened persistency assumption for 2003 relates to personal pension policies sold by the now discontinued direct salesforce. The £100m charge for other items for 2003 includes a £35m adverse experience variance for persistency which is not expected to recur; a £29m restructuring charge; an adverse annuitant mortality assumption change of £18m; a strengthening of renewal expense assumptions of £29m; other positive assumption changes of £30m; and £19m of other negative items and experience variances. For 2002, the £37m for other items includes £16m of UK re-engineering costs.

(iii) The presentation of Jackson National Life's operating profit has been revised from that applied in the 2002 Annual Report so as to be consistent with the basis introduced for Interim 2003 reporting. The charge for average realised losses shown above is as compared to the long-term default assumption for fixed income securities, which is now presented as part of the determination of spread variance. In previous periods the experience variance for spread was presented before deduction of the default assumption for fixed income securities. The charge for the default assumption is calculated using a weighted risk margin reserve (RMR) approach. An RMR charge is individually assigned to asset classes based on credit ratings and, where necessary, credit analysis. This is then weighted by reference to the carrying value of the investments. This revised presentation has no impact on operating profit.

The spread variance on the current and previous bases of presentation is set out below:
	2003	2002
	£m	£m

Using basis applied in 2002 Annual Report	54	2
Less: Long-term default assumption	(71)	(74)

As reported above	(17)	(72)

(iv) The spread variance shown above has been determined after including long-term returns on equity based investments. This treatment is consistent with the inclusion of long-term investment returns within operating profit. Short-term fluctuations in investment returns, including those for equity based investments, are excluded from operating profit but included within the total profit or loss for the reporting period. An analysis of the short-term fluctuations in investment returns is shown in note 10.

(v) The £27m charge in 2003 for changes to operating assumptions primarily reflects expense assumption changes in Japan. The 2002 credit of £42m arose from revisions to mortality assumptions.

PRUDENTIAL PLC ANNUAL REPORT 2003	109

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

10.	SHORT-TERM FLUCTUATIONS IN INVESTMENT RETURNS
	2003	2002
	£m	£m

Long-term business:
UK and Europe Insurance Operations(i)	531	(1,021)
Jackson National Life(ii)	132	(440)
Prudential Asia(v)	1	66
Share of investment return of funds managed by PPM America that are
consolidated into Group results but attributable to external investors (note 5)	4	(5)
Other operations	14	(6)

Total	682	(1,406)

(i) Short-term fluctuations in investment returns represent for UK and Europe Insurance Operations the difference between actual investment returns attributable to shareholders on the achieved profits basis and the expected returns as described in note 3. The £531m of positive fluctuations in 2003 reflect the difference between the PAC with-profits fund actual investment return of 16.5% and the long-term assumed rate of 6.8%.

(ii) Short-term fluctuations for Jackson National Life comprise:
	2003	2002
	£m	£m

Actual investment returns on investments less long-term returns included within operating profit(iii)	96	(295)
Investment return related gain (loss) due primarily to changed expectation of profitability on
variable annuity business arising from current year equity returns*	36	(145)

	132	(440)

*This adjustment arises due to market returns for 2003 and 2002 being higher (lower) than the assumed long-term rate of return. This gives rise to higher (lower) than expected year-end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

(iii) Jackson National Life – Actual investment returns on investments less long-term returns comprises:
	2003	2002
	£m	£m

Actual less averaged realised gains and losses (including impairments) for fixed income securities(iv)	98	(156)
Actual less long-term return on equity based investments	0	(128)
Investment depreciation on preference shares	(2)	(11)

	96	(295)

(iv) Jackson National Life – Actual less averaged realised gains and losses (including impairments) for fixed income securities

			£m
		US$m	equivalent

Gains (losses) arising in years 1999 to 2003	1999	3
	2000	(90)
	2001	(532)
	2002	(435)
	2003	(65)	(39)

Five year total		(1,119)	(684)
Five year average included in operating result		(224)	(137)
Representing:
Long-term default assumption		(116)	(71)
Averaged losses in excess of the long-term default assumption (note 9)		(108)	(66)

		(224)	(137)

Actual less averaged losses excluded from operating result but included in profit before tax		159	98

Exchange rate			1.64

Averaged realised gains differ from those reported on the statutory basis for the impact of amortisation of policy acquisition costs attributable to realised gains and losses. These have been included in the statutory basis gains averaging calculation for the years 1999 to 2003. On the achieved profits basis deferred acquisition costs do not feature as part of the methodology. Accordingly the realised gains and losses included in the averaging process are exclusive of the amortisation of policy acquisition costs attributable to realised gains and losses.

(v) Short-term fluctuations for Prudential Asia for 2002 of £66m primarily reflect bond value movements.

110		PRUDENTIAL PLC ANNUAL REPORT 2003

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11.	EFFECT OF CHANGES IN ECONOMIC ASSUMPTIONS
The losses on changes in economic assumptions included within the profit (loss) on ordinary activities before tax arise as follows:

	2003	2002
	£m	£m

UK and Europe Insurance Operations(i)	(122)	(233)
Jackson National Life(ii)	(263)	(76)
Prudential Asia(iii)	(155)	(158)

Total	(540)	(467)

(i) The £122m charge for 2003 for UK and Europe Insurance Operations reflects increases in the risk discount rate of 0.3% and in the investment return assumption of 0.2% and other consequential impacts of an economic nature on the modelled emergence of the shareholders’ share of cost of bonus.

(ii) The £263m charge for 2003 for Jackson National Life primarily reflects the reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned, together with increases in the risk discount and inflation rates.

(iii) The £155m charge for 2003 for Prudential Asia reflects the net impact of revisions to the underlying long-term investment return assumptions and discount rate, combined with the impact of the introduction of a risk-based capital regime by the Taiwanese regulators.

12.	TAXATION CHARGE
The profit for the year is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. For Jackson National Life the profit is calculated at the pre-tax level and the effective tax rate is the rate expected to be applicable on average over the remaining lifetimes of the policies.

The tax charge comprises:

	2003	2002
	£m	£m

Tax charge on operating profit
Long-term business:
UK and Europe Insurance Operations	133	166
Jackson National Life	67	49
Prudential Asia(i)	121	123

	321	338
Other operations	(48)	(52)

Total tax on operating profit	273	286

Tax on items not included in operating profit
Tax charge (credit) on short-term fluctuations in investment returns	212	(447)
Tax credit on effect of changes in economic assumptions	(130)	(181)
Tax charge on profit on disposal of UK general business operations	–	13

Total tax charge (credit) on items not included in operating profit	82	(615)

Tax charge (credit) on profit (loss) on ordinary activities (including tax on actual investment returns)	355	(329)

(i) Including tax relief on development expenses.

PRUDENTIAL PLC ANNUAL REPORT 2003	111

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

13.	SHAREHOLDERS’ FUNDS – SEGMENTAL ANALYSIS

	2003	2002
	£m	£m

UK and Europe Operations
Long-term business operations:
Smoothed shareholders’ funds(i)	3,469	3,437
Actual shareholders’ funds less smoothed shareholders’ funds	(45)	(411)

	3,424	3,026
M&G	336	382
Egg(ii)	348	369

	4,108	3,777

US Operations(ii)
Jackson National Life (net of core structural borrowings of £140m (£155m))(iii)
Before capital charge:
Excluding assets in excess of target surplus	1,741	1,965
Assets in excess of target surplus	842	830

	2,583	2,795
Capital charge (note 6)	(164)	(138)

After capital charge	2,419	2,657
Broker-dealer and fund management	71	75

	2,490	2,732

Prudential Asia	1,419	1,407

Other operations
Goodwill(ii)	1,445	1,540
Holding company net borrowings(iii)	(1,995)	(2,071)
Other assets	(424)	(189)

	(974)	(720)

Total	7,043	7,196

(i) UK long-term business smoothed shareholders’ funds reflect an adjustment to PAC Life Fund assets, for the purposes of determining the unwind of discount included in operating profits, to remove the effects of short-term volatility in market values of assets.

(ii) Total goodwill comprises the following amounts:

	2003	2002
	£m	£m

Held within other operations relating to M&G and acquired Asian businesses	1,445	1,540
Held within US operations relating to purchase of broker-dealer and banking businesses	53	58
Held within Egg	6	6

	1,504	1,604

(iii) Borrowings comprise the following amounts:
	2003	2002
	£m	£m

Holding company cash and short-term investments	432	226
Core structural borrowings – central funds	(2,427)	(2,297)

Holding company net borrowings	(1,995)	(2,071)
Core structural borrowings – Jackson National Life	(140)	(155)

	(2,135)	(2,226)

112	PRUDENTIAL PLC ANNUAL REPORT 2003

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14.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	Long-term business operations
				Total
	UK and Europe	Jackson		long-term
	Insurance	National	Prudential	business	Other	Group
	Operations	Life	Asia	operations	operations	total
	£m	£m	£m	£m	£m	£m

Operating profit (including investment return
based on long-term rates of returns)
Long-term business:
New business (note 8)	166	148	291	605		605
Business in-force (note 9)	193	71	87	351		351

	359	219	378	956		956
Asia development expenses			(27)	(27)		(27)
M&G					83	83
Egg					(34)	(34)
US broker-dealer and fund management					(3)	(3)
Other income and expenditure					(181)	(181)

Operating profit (loss) before amortisation
of goodwill	359	219	351	929	(135)	794
Amortisation of goodwill		(3)		(3)	(95)	(98)
Short-term fluctuations in investment returns (note 10)	531	132	1	664	18	682
Effect of changes in economic assumptions (note 11)	(122)	(263)	(155)	(540)		(540)

Profit (loss) on ordinary activities before tax
(including actual investment returns)	768	85	197	1,050	(212)	838

Tax (note 12):
Tax on operating profit	(133)	(67)	(121)	(321)	48	(273)
Tax on short-term fluctuations in investment returns	(162)	(46)	(6)	(214)	2	(212)
Tax on effect of change in economic assumptions	37	92	1	130		130

Total tax (charge) credit	(258)	(21)	(126)	(405)	50	(355)

Minority interests					2	2

Profit (loss) for the financial year	510	64	71	645	(160)	485

Exchange movements	1	(268)	(131)	(398)	50	(348)
Development costs included above (net of tax) borne centrally			4	4	(4)
Intragroup dividends (including statutory transfer)	(189)	(52)	(40)	(281)	281
External dividends					(320)	(320)
Investment in operations(i)	76	28	108	212	(212)
Adjustment for net of tax start-up losses of broker-dealer
subsidiary owned by JNL		(10)		(10)	10
Proceeds from issues of share capital by parent company					30	30

Net increase (decrease) in shareholders’ capital
and reserves	398	(238)	12	172	(325)	(153)

Shareholders’ capital and reserves at 1 January 2003	3,026	2,657	1,407	7,090	106	7,196

Shareholders’ capital and reserves
at 31 December 2003 (note 13)	3,424	2,419	1,419	7,262	(219)	7,043

Analysed as:
Statutory basis shareholders’ funds	612	2,258	627	3,497	(219)	3,278
Additional shareholders’ interest on achieved profits basis	2,812	161	792	3,765		3,765

Achieved profits basis shareholders’ funds	3,424	2,419	1,419	7,262	(219)	7,043

(i) Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.

PRUDENTIAL PLC ANNUAL REPORT 2003	113

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

15.	RESULTS SENSITIVITY TO ALTERNATIVE ASSUMPTIONS
(i)	Estimated results for 2002 based on economic assumptions applied for the 2003 results
	Memorandum only

				Estimated pre-tax unwind of discount
	Estimated profit from new business

	Pre-tax	Tax	Post-tax
	£m	£m	£m	£m

Operating profit
UK and Europe Insurance Operations	228	(68)	160	384
Jackson National Life(i)	203	(99)	104	144
Prudential Asia	288	(77)	211	85

Total	719	(244)	475	613

(i) Jackson National Life: Before capital charge			130
Capital charge			(26)

After capital charge			104

Shareholders’ funds
If the economic assumptions applied for 2003 had been in place at 31 December 2002 the achieved profits basis shareholders’ funds at that date would have been lower by £414m. This represents a pre-tax loss of £540m less related tax credit of £130m (as analysed by business operation in note 14) and an adjustment for exchange losses to reflect rates at 31 December 2002 of £4m.

(ii)	Estimated impact on 2003 and 2002 results based on alternative assumptions

The key assumptions that affect the Group’s results are economic, in particular expected rates of investment return and risk discount rates. The sensitivities of the 2003 and 2002 results to changes in these assumptions are set out below:

	2003	2002
	£m	£m

Pre-tax operating profit from new business for the year
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	75	103
Decrease in rates of 1%	(81)	(100)
Risk discount rates:
Increase in rates of 1%	(74)	(85)
Decrease in rates of 1%	87	102

Shareholders’ funds at the year end
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	897	750
Decrease in rates of 1%	(930)	(774)
Risk discount rates:
Increase in rates of 1%	(488)	(417)
Decrease in rates of 1%	572	474

16.	FOREIGN CURRENCY TRANSLATION
Foreign currency revenue has been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

114	PRUDENTIAL PLC ANNUAL REPORT 2003

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STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RELATION TO THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

The guidance issued in December 2001 by the Association British Insurers entitled 'Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)' (the guidance) requires the directors to prepare supplementary information presented under the achieved profits method in accordance with the guidance.

An explanation of the achieved profits basis of reporting is provided on pages 25 and 26 of the Group's financial statements.

In preparing the achieved profits basis supplementary information, the directors are required to:

		•	determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;

		•	state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information;

		•	prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

•	select suitable methodologies and then apply them consistently;

INDEPENDENT AUDITORS' REPORT TO PRUDENTIAL PLC ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

We have audited the supplementary information on pages 103 to 114 in respect of the year ended 31 December 2003. The supplementary information has been prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’ (the guidance) using the methodology and assumptions set out on page 106. The supplementary information should be read in conjunction with the primary financial statements which are on pages 56 to 63.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As described above the directors’ responsibilities include preparing the supplementary information on the achieved profits basis in accordance with the guidance issued by the Association of British Insurers. Our responsibilities, as independent auditors, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 106. We also report if we have not received all the information and explanations we require for this audit.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the achieved profits basis supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

OPINION
In our opinion, the achieved profits basis supplementary information for the year ended 31 December 2003 has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 106.

KPMG Audit Plc
Chartered Accountants
London
19 March 2004

PRUDENTIAL PLC ANNUAL REPORT 2003	115

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SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Annual General Meeting	6 May 2004

Payment of 2003 final dividend	26 May 2004

Announcement of 2004 interim results	27 July 2004

Ex-dividend date	18 August 2004

Record date	20 August 2004

Payment of 2004 interim dividend	29 October 2004

ANALYSIS OF REGISTERED SHAREHOLDER ACCOUNTS
31 December 2003
Size of shareholding			Number of shareholder accounts	%	Number of shares	%

Over 10,000,000			35	0.05	871,357,557	43.37
1,000,001	–	10,000,000	237	0.31	667,244,666	33.21
500,001	–	1,000,000	172	0.22	123,590,603	6.15
100,001	–	500,000	641	0.83	143,063,355	7.12
10,001	–	100,000	3,337	4.35	86,835,303	4.32
5,001	–	10,000	4,669	6.08	32,778,840	1.63
1,001	–	5,000	29,525	38.44	66,202,167	3.30
1	–	1,000	38,189	49.72	18,104,339	0.90

Total			76,805	100	2,009,176,830	100

SHAREHOLDER ENQUIRIES
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

SCRIP DIVIDEND ALTERNATIVE
The Company will again be offering a scrip dividend alternative in respect of the final dividend of 10.7 pence per ordinary share for the year ending 31 December 2003. The number of new shares each shareholder who elects to take scrip will be entitled to receive, is calculated by dividing the total cash dividend due on each holding of shares as at the record date (17 March 2004) by the reference price for each new ordinary share.

The Company has decided to change the basis on which the scrip dividend alternative operates so that shareholders will on this occasion and in future know the exact number of shares that they will receive in lieu of their cash dividend, prior to choosing whether or not to take scrip and completing a form of election. The reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 17 March 2004. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2004.

SHARE DEALING SERVICES
The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

SHAREGIFT
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 1052686. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
The Company's ordinary shares are also listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares.

All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, US, or telephone 00 1 781 575 4328.

FORM 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files with the SEC its Form 20-F. Copies of Form 20-F can be found on the Company's website at www.prudential.co.uk or on the SEC's website at www.sec.gov

ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT
Any shareholder wishing to receive copies of the Group’s Annual Review and Summary Financial Statement in place of an Annual Report for all future years may do so by contacting Lloyds TSB Registrars in writing at the address above.

116	PRUDENTIAL PLC ANNUAL REPORT 2003

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HOW TO CONTACT US

PRUDENTIAL PLC	EGG PLC
Laurence Pountney Hill	1 Waterhouse Square
London EC4R 0HH	138-142 Holborn
Tel: 020 7220 7588	London EC1N 2NA
www.prudential.co.uk	Tel: 020 7526 2500
Fax: 020 7526 2665
Sir David Clementi	www.egg.com
Chairman
Paul Gratton
Jonathan Bloomer	Group Chief Executive
Group Chief Executive
JACKSON NATIONAL LIFE
Philip Broadley	1 Corporate Way
Group Finance Director	Lansing
Michigan 48951
Geraldine Davies	United States
Group Corporate Relations Director	Tel: 00 1 517 381 5500
www.jnl.com
Jane Kibbey
Group Human Resources Director	Clark Manning
President & Chief Executive Officer
Peter Maynard
Group Legal Services Director & Company Secretary	PRUDENTIAL CORPORATION ASIA
Suites 2910-2914
PRUDENTIAL UK & EUROPE INSURANCE OPERATIONS	Two Pacific Place
3 Sheldon Square	88 Queensway
London W2 6PR	Hong Kong
Tel: 020 7150 2000	Tel: 00 852 2918 6300
Fax: 020 7150 2100	Fax: 00 852 2525 7522
www.pru.co.uk	www.prudential-asia.com

Mark Wood	Mark Norbom
Chief Executive	Chief Executive

M&G	ANALYST ENQUIRIES
Laurence Pountney Hill	Tel: 020 7548 3537
London EC4R 0HH	Fax: 020 7548 3699
Tel: 020 7626 4588	E-mail: investor.relations@prudential.co.uk
www.mandg.co.uk
Rebecca Burrows
Michael McLintock	Director of Investor Relations
Chief Executive
MEDIA ENQUIRIES
Tel: 020 7548 3721

Prudential public limited company.
Incorporated and registered in England and Wales.

Registered office:
Laurence Pountney Hill, London EC4R 0HH.
Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

This statement may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

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PRUDENTIAL PLC
Registered office:

Laurence Pountney Hill
London EC4R 0HH
United Kingdom

www.prudential.co.uk